  As filed with the Securities and Exchange Commission on March 15, 1999

                                                 Registration No. 333-73447
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                                U.S. FOODSERVICE
             (Exact name of registrant as specified in its charter)
                Delaware                               52-1634568
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)              Identification Number)
                               ----------------
                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                                 (410) 312-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                            David M. Abramson, Esq.
                  Executive Vice President and General Counsel
                                U.S. Foodservice
                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                                 (410) 312-7100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ----------------
                                   Copies to:
        Richard J. Parrino, Esq.                  Eric S. Haueter, Esq.
         Hogan & Hartson L.L.P.                     Brown & Wood llp
      555 Thirteenth Street, N.W.                 555 California Street
         Washington, D.C. 20004                  San Francisco, CA 94104
             (202) 637-5600                          (415) 772-1200
                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
                                                            Proposed
                                              Proposed      Maximum
 Title of Each Class of       Amount          Maximum      Aggregate    Amount of
    Securities to be           to be       Offering Price   Offering   Registration
       Registered          Registered(1)    Per Share(2)    Price(2)      Fee(3)
-----------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........  10,010,698 shares     $43.94     $439,870,070   $122,284
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Includes up to 1,305,743 shares that may be purchased to cover over-allotments.
(2) Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee.

(3) Previously paid.

                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

      This Registration Statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front and back cover pages and the section entitled "Underwriting." Pages to be included in the International Prospectus and not the U.S. Prospectus are marked "Alternate Page."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

                Preliminary Prospectus dated March 15, 1999

PROSPECTUS
----------

[LOGO OF U.S. FOODSERVICE/TM/ APPEARS HERE]


                             8,695,946 Shares

                                U.S. FOODSERVICE

                                  Common Stock

                                  -----------

    Stockholders of U.S. Foodservice named in this prospectus are selling 8,695,946 shares of common stock. The U.S. underwriters are offering 6,956,757 shares in the United States and Canada and the international managers are offering 1,739,189 shares outside the United States and Canada.

    Our common stock trades on the New York Stock Exchange under the symbol "UFS." On March 12, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $44 5/16 per share.

    Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 10 of this prospectus.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
     Public Offering Price......................................     $       $
     Underwriting Discount......................................     $       $
     Proceeds to Selling Stockholders...........................     $       $

    The U.S. underwriters may also purchase up to an additional 1,043,513 shares from U.S. Foodservice at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 260,878 shares from U.S. Foodservice.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about       , 1999.

                                  -----------
Merrill Lynch & Co.
                              Goldman, Sachs & Co.
                                                          Salomon Smith Barney

J.C. Bradford & Co.                            First Union Capital Markets Corp.

                                  -----------

                   The date of this prospectus is    , 1999.

 [The graphics on the inside front cover page consist of the following: (1) the U.S. Foodservice logo in color, (2) a color map of the United States showing the location of U.S. Foodservice's distribution centers, each of which is identified by symbol and place name, and (3) three color photographs of U.S. Foodservice operations.]

 [The following text appears below the U.S. Foodservice logo and immediately above the map of the United States:]

                             With geographic access to over 85% of the U.S. population, U.S. Foodservice(TM) distribution centers are located throughout the United States.

 [The following text appears below the map of the United States and adjacent to and above the three color photographs:]

                         We market and distribute more than 40,000 national, private and signature brand items to over 130,000 foodservice customers. Our diverse customer base encompasses both independent "street" and multi-unit "chain" businesses, including Ruby Tuesday, Subway, Buffet's, Inc., Perkins Family Restaurants and Pizzeria Uno.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   5
Risk Factors...............................................................  10
Cautionary Note Regarding Forward-Looking Statements.......................  14
Use of Proceeds............................................................  15
Price Range of Common Stock and Dividend Policy............................  16
Capitalization.............................................................  17
Selected Consolidated Financial Data.......................................  18
Management's Discussion and Analysis of Financial Condition
 and Results of Operations.................................................  20
Business...................................................................  34
Management.................................................................  45
Principal and Selling Stockholders.........................................  48
Description of Capital Stock...............................................  51
Shares Eligible for Future Sale............................................  57
U.S. Tax Consequences to Non-U.S. Holders..................................  58
Underwriting...............................................................  61
Where You Can Find More Information........................................  67
Legal Matters..............................................................  68
Experts....................................................................  68
Index to Consolidated Financial Statements................................. F-1

                               ----------------

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Neither U.S. Foodservice nor any of the U.S. underwriters or international managers has taken or will take action in any jurisdiction to permit a public offering of the common stock or the possession or distribution of this prospectus other than in the United States.

                        [Intentionally Left Blank]

                                    SUMMARY

      You should read the following summary in conjunction with the more detailed information and consolidated financial statements and related notes contained or incorporated by reference in this prospectus, all of which qualify this summary. Unless we indicate otherwise or the context otherwise requires,
(1) references in this prospectus to "U.S. Foodservice," "we" and "us" are to U.S. Foodservice and its consolidated subsidiaries from and after February 27, 1998 and to JP Foodservice, Inc. and its consolidated subsidiaries before February 27, 1998 and (2) all information in this prospectus assumes that the Underwriters have not exercised their options to purchase additional shares to cover over-allotments. All references to "$" or "dollars" are to United States dollars. U.S. Foodservice's fiscal year is a 52-week or 53-week period ending on the Saturday closest to June 30. The information in this prospectus concerning the foodservice distribution industry and other foodservice distribution companies is derived principally from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources is reliable, we have not independently verified the accuracy of any of this information. The information in this prospectus concerning the foodservice distribution industry is for the United States.

                                U.S. Foodservice

      U.S. Foodservice, formerly JP Foodservice, Inc., is the nation's second largest publicly-traded broadline foodservice distributor based on fiscal year 1998 net sales of $5.5 billion. We sell food and related products to restaurants and other institutional foodservice establishments through our national distribution network, which provides geographic access to more than 85% of the U.S. population. We market and distribute more than 40,000 national and proprietary brand items to over 130,000 foodservice customers, including restaurants, hotels, healthcare facilities, cafeterias and schools. This broad product line allows us to meet substantially all of the food and related supply needs of our diverse customer base of independent "street" and multi-unit "chain" businesses, which include Ruby Tuesday, Subway, Buffet's, Inc., Perkins Family Restaurants and Pizzeria Uno.

      We have experienced rapid growth of net sales and operating earnings through internal expansion and acquisitions. From our 1994 fiscal year through our 1998 fiscal year, we more than doubled our net sales from $2.6 billion to $5.5 billion, for a compound annual growth rate of approximately 20%. During this period, we increased our income from continuing operations before extraordinary charge, without giving effect to acquisition related costs, from $0.24 to $1.37 per share, for a compound annual growth rate of approximately 55%. We were able to increase our income from continuing operations over this period at a more rapid rate than our net sales through:

    .  cost savings and improved economies of scale from our acquisitions;

    . operating efficiencies and improved profit margins from our large-scale operations and our increasing share of many local markets; and

    .  a reduction of our interest expense as a percentage of our net sales.

      We believe that we have significant opportunities to continue our net sales growth, both internally and through acquisitions. We expect that the principal factors contributing to our net sales growth will be:

    . continued industry growth resulting from favorable demographic trends, which have contributed to growth in total net sales for the foodservice distribution industry from approximately $81 billion in 1985 to approximately $147 billion in 1998;

    . gains in market share by foodservice distributors with large-scale operations;

    . use of our operating efficiencies and other competitive advantages to increase our local and national market share; and

    .  continued growth through acquisitions.

      We believe that we have competitive advantages over most of the companies in the foodservice distribution industry. There were over 3,000 foodservice distribution companies in 1998, most of which were small, privately-owned enterprises supplying a limited number of products within local or regional markets. Unlike these companies, U.S. Foodservice is a broadline distributor which offers a comprehensive range of food and related products from a single source of supply and provides foodservice establishments with the cost savings associated with large, full-service deliveries. Further, we are one of the few broadline distributors with a nationwide presence able to meet the needs of most national chain restaurants, which have captured a larger share of consumer restaurant spending in recent years. The experience of our management team, our market position and our capital resources are substantial advantages for capitalizing on these opportunities. These competitive advantages have contributed to our strong record of internal growth. From our 1994 fiscal year through our 1997 fiscal year, we achieved compound annual internal net sales growth of approximately 9%, calculated without giving effect to the impact of acquisitions and the restatement of our financial statements for acquisitions accounted for as poolings of interests.

      We supplement our internal growth with an active program of strategic acquisitions to take advantage of the ongoing consolidation in our industry. Since we became a public company in 1994, we have acquired 11 foodservice businesses with combined net sales of over $900 million, as well as Rykoff-Sexton, Inc., which was the nation's third largest broadline foodservice distributor based on fiscal 1997 net sales of $3.5 billion. Despite our substantial growth, our 1998 fiscal year net sales of $5.5 billion represented less than 4% of the approximately $147 billion of 1998 net sales generated by the foodservice distribution industry as a whole. Because the foodservice distribution industry remains highly fragmented and there are factors promoting consolidation in the industry, we believe we have a significant opportunity to continue to add to our net sales through acquisitions. We seek to increase penetration of our current markets through acquisitions of small, privately-owned distributors that we fold into our existing operations and to expand into new markets through acquisitions of larger-sized distributors. We typically have been able to improve the profitability of acquired businesses by:

    .  eliminating redundant overhead expenses;

    . reducing distribution and warehouse expenses by eliminating overlapping delivery routes and duplicate warehouse facilities;

    .  lowering the cost of financing working capital; and

    . improving gross margins by using our purchasing power to reduce the cost of goods sold.

        Our managers are primarily executives who served as officers of JP Foodservice before its acquisition of Rykoff-Sexton in December 1997. From our 1994 fiscal year through our 1997 fiscal year, we achieved compound annual net sales growth of approximately 18% and compound annual earnings per share growth of approximately 29%, excluding extraordinary and nonrecurring items and before restatement of our historical results for acquisitions accounted for as poolings of interests and before giving effect to the Rykoff-Sexton acquisition. Over the same period, we augmented our internal net sales growth by the successful integration of six acquired businesses and increased our operating income margin from 2.9% in our 1994 fiscal year to 3.6% in our 1997 fiscal year. Jim Miller, our President and Chief Executive Officer, Mark Kaiser, our Executive Vice President of Sales, Marketing and Procurement, and Lew Hay, our Chief Financial Officer, average over 20 years of experience in the foodservice industry.

                               Growth Strategies

      One of our principal strategic objectives is to outpace the growth of the foodservice industry overall. We employ the following growth strategies to achieve this objective:

    . Targeting profitable customer segments such as family dining, healthcare, business and industry with value-added services

    . Improving operating efficiencies by further penetration of existing accounts

    . Increasing sales of our proprietary brand items to promote customer loyalty and generally enhance our profitability and the profitability of our customers

    . Supporting the growth of existing chain accounts and selectively targeting new chain accounts

    . Increasing sales to street accounts by hiring and training new sales people and developing skills of existing employees

    .  Pursuing selected acquisition opportunities

    . Continuing our integration of Rykoff-Sexton to achieve targeted sales and margin improvements

      Our growth strategies are subject to risks that include national and regional economic downturns, food price deflation, unexpected increases in our operating costs, difficulties in identifying suitable acquisitions and in integrating acquired businesses, and competitive conditions in our industry. These risks may adversely affect our ability to continue to grow at rates comparable to those we have achieved in recent years.

                              Recent Acquisitions

      In our last full fiscal quarter, we completed the following transactions as part of our acquisition growth strategy:

      On November 16, 1998, U.S. Foodservice acquired Joseph Webb Foods, Inc., a broadline foodservice distributor serving the San Diego and other southern California markets. Joseph Webb Foods had net sales of $180 million in the twelve months ended December 26, 1998.

      On October 23, 1998, U.S. Foodservice acquired J.H. Haar & Sons, L.L.C., a New Jersey-based broadline foodservice distributor serving the metropolitan New York City market. This distributor had net sales of $57 million in its 1998 fiscal year.

                                ----------------

      Our principal executive offices are located at 9755 Patuxent Woods Drive, Columbia, Maryland 21046, and our telephone number at that address is (410) 312-7100.

                                 The Offerings

 Common stock offered by the selling stockholders:

        U.S. offering...................................................... 6,956,757 shares

        International offering............................................. 1,739,189 shares

            Total.......................................................... 8,695,946 shares

 Shares outstanding before and after the U.S. and international offerings.. 48,261,739 shares(1)

 Use of Proceeds........................................................... U.S. Foodservice will not receive any proceeds
                                                                            from the sale of shares
                                                                            of common stock by the
                                                                            selling stockholders.

 NYSE Symbol............................................................... "UFS"

--------

(1) Excludes, as of January 31, 1999, 2,442,485 shares subject to outstanding options at a weighted average exercise price of $29.23 per share and 71,460 shares reserved for issuance upon exercise of an outstanding warrant at an exercise price of $13.05 per share. This number assumes that the over-allotment options are not exercised. If the over-allotment options are exercised in full, we will issue and sell 1,304,391 shares in addition to the shares to be sold by the selling stockholders. See "Use of Proceeds" for our anticipated uses of the proceeds we will receive if the over-allotment options are exercised in full and we sell these additional shares.

                                  Risk Factors

      Prospective purchasers of the shares should consider carefully all of the information contained and incorporated by reference in this prospectus, including the information set forth under "Risk Factors," before making an investment in the shares.

                   Summary Consolidated Financial Information

      U.S. Foodservice completed acquisitions of Valley Industries, Inc. in August 1996, Squeri Food Service, Inc. in September 1996 and Rykoff-Sexton in December 1997, all of which were accounted for as poolings of interests. Results for all periods presented prior to these acquisitions have been restated to include the results of the acquired companies. You should read the following summary consolidated financial information in conjunction with the information presented in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Introduction," notes 3 and 4 to the audited consolidated financial statements appearing elsewhere in this prospectus and note 2 to the unaudited consolidated financial statements appearing elsewhere in this prospectus.

                                            Fiscal Years Ended                             Six Months Ended
                          --------------------------------------------------------     ----------------------------
                           July 2,    July 1,    June 29,    June 28,    June 27,      December 27,    December 26,
                             1994       1995       1996        1997        1998            1997            1998
                          ---------- ---------- ----------  ----------  ----------     ------------    ------------
                                              (In thousands, except per share amounts)
Statements of Operations
 Data:
Net sales...............  $2,623,052 $2,857,334 $3,238,781  $5,169,406  $5,506,949      $2,712,086      $3,011,459
Gross profit............     551,965    594,515    652,685   1,003,074   1,041,668         512,743         552,059
Operating expenses......     497,136    526,871    590,446     845,901     876,170         449,166         447,694
Amortization of
 intangible assets......       2,421      2,792      4,244      15,349      15,354           7,419           8,077
Restructuring costs
 (reversal).............         --         --      (6,441)     (4,000)     53,715          38,037             --
Charge for impairment of
 long-lived assets......         --         --      29,700         --       35,530          32,135             --
Income from operations..      52,408     64,852     34,736     145,824      60,899         (14,014)         96,288
Interest expense and
 other financing costs,
 net....................      44,201     32,941     32,527      76,063      73,894          39,246          32,672
Nonrecurring charges....         --         --       1,517       5,400      17,822          17,822             --
Income (loss) from
 continuing operations
 before extraordinary
 charge.................       3,823     18,303        133      38,286     (37,292)(1)     (60,831)(1)      37,520
Diluted Per Share Data:
Income (loss) from
 continuing operations
 before extraordinary
 charge(2)..............  $     0.24 $     0.74 $     0.00  $     0.87  $    (0.83)     $    (1.35)     $     0.79
Weighted average common
 shares.................      15,949     24,567     30,515      44,063      45,320          44,811          47,699
Balance Sheet Data (at
 end of period):
Working capital.........  $  248,679 $  270,942 $  208,130  $  234,803  $  287,816                      $  477,701
Total assets............     856,744    939,280  1,052,211   1,732,183   1,817,791                       2,021,191
Long-term debt,
 excluding current
 maturities.............     430,379    306,702    303,728     655,246     680,625                         765,429
Stockholders' equity....     145,079    315,060    316,676     579,146     584,720                         674,102

--------

(1) In connection with the acquisition of Rykoff-Sexton, U.S. Foodservice incurred acquisition related costs, including restructuring costs, charges for impairment of long-lived assets, transaction costs and other operating charges resulting from the integration of the two businesses, totaling approximately $138.0 million for the fiscal year ended June 27, 1998 and $112.6 million for the six months ended December 27, 1997, which significantly affected U.S. Foodservice's results for these periods. Excluding the impact of these acquisition related costs, U.S. Foodservice's net income before extraordinary charge would have been $62.6 million for the fiscal year ended June 27, 1998 and $22.6 million for the six months ended December 27, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction" for more information about these costs.

(2) Acquisition related costs, restructuring costs and reversals, charges for impairment of long-lived assets, and nonrecurring charges have affected diluted earnings per share from continuing operations before extraordinary charge as follows:

                                       Fiscal Years Ended                 Six Months Ended
                           ------------------------------------------ -------------------------
                           July 2, July 1, June 29, June 28, June 27, December 27, December 26,
                            1994    1995     1996     1997     1998       1997         1998
                           ------- ------- -------- -------- -------- ------------ ------------
   Diluted earnings per
    share from continuing
    operations before
    extraordinary charge..  $0.24   $0.74   $0.00    $0.87    $(0.83)    $(1.35)      $0.79
   Acquisition related
    costs, restructuring
    costs and reversals,
    charge for impairment
    of long-lived assets,
    and nonrecurring
    charges...............    --      --     0.48     0.05      2.20       1.85         --
                            -----   -----   -----    -----    ------     ------       -----
                            $0.24   $0.74   $0.48    $0.92     $1.37      $0.50       $0.79
                            =====   =====   =====    =====    ======     ======       =====

                                  RISK FACTORS

      In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following risk factors relating to U.S. Foodservice and our common stock before purchasing the shares offered by this prospectus.

      Our business has low profit margins and is sensitive to national and regional economic conditions

      Foodservice distribution companies like U.S. Foodservice purchase, store, market and transport food and related products to establishments that prepare and serve meals to be eaten away from home. Our industry is characterized by relatively high inventory turnover with relatively low profit margins. We sell a significant portion of our products at prices that are based on the cost of the products plus a percentage markup. As a result, our profit levels may be reduced during periods of food price deflation, even though our gross profit percentage may remain relatively constant. Such a reduction could have a material adverse effect on our business, operating results and financial condition.

      The foodservice distribution industry is sensitive to national and regional economic conditions. Economic downturns could have an adverse impact on the demand for our products. These downturns may reduce consumer spending at restaurants and other foodservice institutions we supply.

      Our distribution and administrative expenses are relatively fixed in the short term. As a result, unexpected decreases in our net sales, such as those due to severe weather conditions, can have a significant short-term adverse impact on our operating income. Our operating results also may be adversely affected by difficulties we may encounter in collecting our accounts receivable and in maintaining our profit margins in times of unexpected increases in fuel costs. For a discussion of these factors and our operating results in our last three fiscal years, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

      We are subject to risks associated with our acquisitions of other foodservice businesses

      Since we became a public company in November 1994, we have acquired 12 foodservice businesses as part of our growth strategy of supplementing internal expansion with acquisitions. Our acquisitions may not improve our financial performance in the short or long term as we expect. Acquisitions will enhance our earnings only if we can successfully integrate those businesses into our marketing programs, centralized purchasing operations, distribution network and information systems. Our ability to integrate acquired businesses may be adversely affected by factors that include customer resistance to our product brands and distribution system, our failure to retain management and sales personnel, difficulties in converting different information systems to our proprietary systems, the size of the acquired business and the allocation of limited management resources among various integration efforts. In addition, we may not eliminate as many redundant costs as we anticipated in selecting our acquisition candidates. One or more of our acquisition candidates also may have liabilities or adverse operating issues that we failed to discover prior to the acquisition. Difficulties in integrating acquired businesses, as well as liabilities or adverse operating issues relating to acquired businesses, could have a material adverse effect on our business, operating results and financial condition.

      Even if acquired companies eventually contribute to an increase in our profitability, the acquisitions may adversely affect our earnings in the short term. Our earnings may decrease as a result of transaction-related expenses we record for the quarter in which we complete an acquisition. Our earnings may be further reduced by the higher operating and administrative expenses we typically incur in the quarters immediately following an acquisition as we seek to integrate the acquired business into our own operations. The amortization of goodwill and depreciation resulting from acquisitions also may contribute to reduced earnings.

      A significant portion of the growth in our revenues in recent years has resulted from acquisitions. We may not be able to increase our revenues or earnings through new acquisitions at the same rates we have achieved through our past acquisitions. For example, we were able to triple our revenues directly as a result of our acquisition of Rykoff-Sexton in our 1998 fiscal year. As the foodservice distribution industry continues to consolidate, we may find it more difficult to identify suitable acquisition candidates than we did in the past. We may also find that the acquisition terms are not as favorable as those in our prior acquisitions.

      The way in which we pay for acquired businesses also involves risks. Many of our past acquisitions have been structured as stock-for-stock transactions. Continuing volatility in the U.S. securities markets and fluctuations in our stock price may increase the risk that our stock-for-stock acquisitions could dilute our earnings per share. We also pay cash for some businesses. In the past, we have obtained funds for some of our cash acquisitions through additional bank borrowings or by issuing common stock. If we increase our bank borrowings or issue debt securities to finance future acquisitions, we will increase our level of indebtedness and interest expense, while if we issue additional common stock, we may dilute the ownership of our stockholders. In addition, we may not be able to obtain the funds we need on acceptable terms. These risks in the way we finance acquisitions could have a material adverse effect on our business, operating results and financial condition.

    Our stock price has fluctuated over a wide range, and could fluctuate significantly in the future, as a result of our operating performance and conditions in our industry

      From time to time, there may be significant volatility in the market price for our common stock. Since our common stock began to trade publicly in November 1994, its market price has fluctuated over a wide range. During our last four complete fiscal quarters, the high last reported sale price of our common stock on the New York Stock Exchange was $49.13 and the low last reported sale price of our common stock was $31.50. A number of factors involving U.S. Foodservice and the foodservice distribution industry could contribute to future fluctuations in our stock price. These factors include the following:

  . quarterly operating results of U.S. Foodservice or other distributors of food and related goods, which could affect the attractiveness of our stock compared to the securities of foodservice companies with better results or companies in other businesses;

  . changes in general conditions in the economy or the foodservice distribution industry, which could affect the demand for our products and our operating results;

  . our failure to complete and successfully integrate acquisitions of other foodservice companies, which could adversely affect our operating results and our ability to grow; and

  . severe weather conditions, which could result in unexpected decreases in our net sales.

For a table showing the price range of our common stock during recent periods, see "Price Range of Common Stock and Dividend Policy."

    The failure to attain Year 2000 compliance may have an adverse impact on our business

      We and other companies we do business with rely on numerous computer programs in managing day-to-day operations. We have undertaken a program to address the Year 2000 issue, which is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. Our failure to correct a Year 2000 problem could result in a material interruption in, or a material failure of, our normal business activities or operations. Our Year 2000 program is focused on both our internal computer systems and third-party computer systems, including the systems of some of our important suppliers and customers. We currently expect to continue to incur internal staff costs and other expenses of up to $5 million to complete our Year 2000 compliance work with respect to our major information systems. It is possible that we will have to increase this estimate as we complete our assessment of the impact of the Year 2000 issue on our business. In addition, we may have to replace or upgrade systems or equipment at a substantial cost. We cannot be sure that we will be able to resolve the Year 2000 issue in 1999. If we fail to resolve the Year 2000 issue, or if our important suppliers and customers fail to resolve their Year 2000 issues as they relate to U.S. Foodservice, the Year 2000 problem could have a material adverse effect on our business, operating results and financial condition. For a discussion of our Year 2000 program and the possible impact of the Year 2000 issue on U.S. Foodservice, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Information Systems and the Impact of the Year 2000 Issue."

    A labor dispute or work stoppage involving our employees, many of whom are union members, could adversely affect our business

      As of December 26, 1998, the end of the second quarter in our 1999 fiscal year, approximately 3,000 of our employees were members of approximately 40 different local unions associated with the International Brotherhood of Teamsters and other labor organizations. These employees represented approximately 26% of our full-time employees and approximately 27% of the employees employed in our warehouse and distribution operations. In the balance of our 1999 fiscal year, collective bargaining contracts covering approximately 750 of our employees will expire by May 1, 1999. A labor dispute or work stoppage resulting from our failure to conclude new collective bargaining agreements or from other factors could have a material adverse effect on our business, operating results and financial condition.

    The foodservice distribution industry is highly competitive

      Our industry is extremely fragmented, with over 3,000 companies in operation in 1998. The number and diverse nature of these companies result in highly competitive conditions. Our competition includes not only other broadline distributors, which provide a comprehensive range of food and related products from a single source of supply, but also specialty distributors and system distributors. Specialty distributors generally supply one or two product categories, while system distributors typically supply a narrow range of products to a limited number of multi-unit businesses operating in a broad geographical area. We compete in each of our markets with at least one other large national distribution company, generally SYSCO Corp. or Alliant Foodservice, Inc., as well as with numerous regional and local distributors. In seeking acquisitions of other foodservice businesses, we compete against both other foodservice distribution companies and financial investors. Our failure to compete successfully could have a material adverse effect on our business, operating results and financial condition. See "Business--Foodservice Distribution Industry" for a discussion of the foodservice distribution industry and recent industry trends and "Business--Competition" for a discussion of competitive factors affecting our business.

    We currently have significant indebtedness and may incur additional indebtedness in the future

      At December 26, 1998, our ratio of total debt to total capitalization was approximately 53.4%. Our total capitalization is the sum of our total debt and capital lease obligations plus our stockholders' equity. Our ratio of total debt to total capitalization as of December 26, 1998 would have been approximately 60.3% if we included as debt $250 million of accounts receivable securitization arrangements. In accordance with generally accepted accounting principles, we do not account for these arrangements as debt on our balance sheet, but many lenders consider these arrangements in their credit decisions. We may incur additional indebtedness in the future, subject to limitations contained in the instruments governing our indebtedness, to finance capital expenditures or for other general corporate purposes, including acquisitions. We cannot assure you that our business will continue to generate cash flow at or above the levels required to service our indebtedness and meet our other cash needs. If our business fails to generate sufficient operating cash flow in the future, or if we fail to obtain cash from other sources such as asset sales or additional financings, we will be restricted in our ability to continue to make acquisitions for cash and to invest in expansion or replacement of our distribution facilities, information systems and equipment. Such a failure could have a material adverse effect on our business, operating results and financial condition. In addition, because a majority of our indebtedness bears interest at floating rates, a material increase in interest rates could adversely affect our ability to meet our liquidity requirements. For a discussion of our financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Our success largely depends on our ability to retain our senior management

      We largely depend for our success on the efforts of members of our senior management. Our key senior managers have many years of experience in broadline foodservice distribution with U.S. Foodservice and other companies, as well as in the acquisition and integration of foodservice businesses. They have developed and coordinated implementation of U.S. Foodservice's business strategy since our formation in 1989. If we were to lose the services of one or more of our key senior managers, our business, operating results and financial condition could be materially adversely affected. For information about our executive officers, see "Management."

    Product liability claims could have an adverse effect on our business

      Like any other seller of food and processor of meats, we face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We have obtained primary and excess umbrella liability insurance with respect to product liability claims. We cannot assure you, however, that this insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. We generally seek contractual indemnification from parties supplying our products, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we do not have adequate insurance or contractual indemnification available, product liabilities relating to defective products could have a material adverse effect on our business, operating results and financial condition.

    Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings

      Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future offerings of equity securities. Of the 48.3 million shares of our common stock outstanding at January 31, 1999, other than the shares offered by this prospectus, approximately 1.4 million shares were eligible for sale in the public market in accordance with Rule 144 under the Securities Act of 1933 and approximately 600,000 shares were covered by the registration statement referred to below. For more information about our common stock eligible for future sale, see "Shares Eligible for Future Sale."

      U.S. Foodservice has granted registration rights with respect to the common stock primarily to holders of common stock U.S. Foodservice issued in connection with its acquisition of other foodservice businesses. The offering of the shares by this prospectus is being made following the exercise of these registration rights. As of January 31, 1999, in addition to the shares offered hereby, approximately 600,000 shares of common stock were entitled to the benefits of these registration rights, all of which were shares covered by a registration statement which was in effect under the Securities Act. The exercise of registration rights granted by U.S. Foodservice is subject to notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. U.S. Foodservice is required to bear the expenses of all these registrations, except for underwriting discounts and commissions. We expect to grant registration rights to the stockholders of other foodservice businesses we may acquire in the future.

      U.S. Foodservice and the selling stockholders have agreed, subject to exceptions, not to directly or indirectly offer or sell any shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for 90 days after the date of this prospectus. With this consent, U.S. Foodservice and the selling stockholders may sell shares before the expiration of such 90-day period without prior notice to the other stockholders of U.S. Foodservice or to any public market in which the common stock trades. For more information about these "lock-up" agreements, see "Underwriting."

    We do not anticipate that we will pay dividends on our common stock

      We have never paid cash dividends on our common stock and we do not anticipate that we will pay cash dividends in the foreseeable future. We may pay cash dividends only if we comply with financial tests and other restrictions contained in our credit facility agreements and in the indenture for public notes issued by one of our subsidiaries. For a discussion of our dividend policy, see "Price Range of Common Stock and Dividend Policy."

    Provisions in our charter and bylaws and in Delaware law could discourage takeover attempts we oppose even if our stockholders might benefit from a change in control of U.S. Foodservice

      Provisions in our charter and bylaws and in the Delaware general corporation law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of U.S. Foodservice would be beneficial to the interests of our stockholders. The charter and bylaw provisions include a requirement that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year. This classification of directors makes it more difficult for an acquiror or for other stockholders to change the composition of the board of directors. In addition, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of U.S. Foodservice, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to section 203 of the Delaware general corporation law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. For a more detailed description of these provisions in our charter, our bylaws and Delaware law, see "Description of Capital Stock."

    We have adopted a shareholder rights plan which could discourage hostile acquisitions of control in which our stockholders may wish to participate

      In 1996, our board of directors adopted a "poison pill" shareholder rights plan, which may discourage a third party from making a proposal to acquire U.S. Foodservice which we have not solicited or do not approve, even if the acquisition would be beneficial to our stockholders. As a result, our stockholders who wish to participate in such a transaction may not have an opportunity to do so. Under our shareholder rights plan, preferred share purchase rights, which are attached to our common stock, generally will be triggered upon the acquisition, or actions that would result in the acquisition, of 10% or more of the common stock by any person or group. Investors eligible to report their ownership of our common stock on Schedule 13G under the Securities Exchange Act of 1934 generally may acquire up to 15% of the common stock without triggering these rights. If triggered, these rights would entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of our common stock having a market value of two times the exercise price. In addition, if a company acquires us in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, these rights will entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of the common stock of the acquiring company or its parent having a market value of two times the exercise price. For a description of our shareholder rights plan, see "Description of Capital Stock--Preferred Share Purchase Rights."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans, forecasted demographic and economic trends relating to our industry, our ability to complete acquisitions, to realize anticipated cost savings and other benefits from acquisitions and to recover acquisition-related costs, and similar matters are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect" or "intend." We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus under the caption "Risk Factors." We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

      The selling stockholders will sell all of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares. We will pay some of the expenses relating to the U.S. and international offerings, which we estimate will total approximately $0.9 million.

      If the over-allotment options are exercised in full, we will issue and sell 1,304,391 shares in addition to the shares to be sold by the selling stockholders. We estimate that the net proceeds to us from the sale of these additional shares will be approximately $54.7 million, assuming a public offering price of $44 5/16 per share and after deducting the underwriting discount and the estimated expenses of the offerings payable by us. We expect to use these proceeds to repay borrowings under our five-year revolving credit facility, which matures on December 23, 2002. We have used these borrowings primarily for working capital. Amounts borrowed under the credit facility bear interest at our option at a rate equal to the sum of LIBOR, a specified prime rate, or the federal funds rate plus .5%, and an applicable margin. The applicable margin varies from .175% to .55%, based on a formula tied to our level of indebtedness from time to time. As of December 26, 1998, borrowing rates under our credit facility averaged 5.55%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock has been listed on the New York Stock Exchange since December 31, 1996. Our current symbol is "UFS." From November 16, 1994 until December 31, 1996, our common stock was quoted on the Nasdaq National Market. The table below shows, for the last two fiscal years and for fiscal 1999 through the date indicated, the high and low last reported sale prices of our common stock on the Nasdaq National Market prior to December 31, 1996 and, beginning on December 31, 1996, the high and low last reported sale prices on the New York Stock Exchange composite tape:

                                                                   High   Low
                                                                  ------ ------
Fiscal Year Ended June 28, 1997
  First Quarter.................................................. $24.75 $20.75
  Second Quarter.................................................  28.00  21.00
  Third Quarter..................................................  29.13  25.75
  Fourth Quarter.................................................  30.13  26.00

Fiscal Year Ended June 27, 1998
  First Quarter.................................................. $32.44 $28.69
  Second Quarter.................................................  34.81  27.56
  Third Quarter..................................................  37.19  32.31
  Fourth Quarter.................................................  37.25  31.50

Fiscal Year Ending July 3, 1999
  First Quarter.................................................. $42.50 $32.88
  Second Quarter ................................................  49.13  40.88
  Third Quarter (through March 12, 1999).........................  52.50  43.69

      As of January 31, 1999, there were approximately 830 holders of record of our common stock. On March 12, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $44 5/16 per share.

      We have never paid cash dividends on our common stock and we do not anticipate that we will pay cash dividends in the foreseeable future. The current policy of our board of directors is to retain all earnings to support our operations and to finance the expansion of our business. We may pay cash dividends only if we comply with financial tests and other restrictions contained in our credit facility agreements and in the indenture for public notes issued by one of our subsidiaries.

                                 CAPITALIZATION

      The following table shows the capitalization of U.S. Foodservice on a consolidated basis as of December 26, 1998. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                          December 26, 1998
                                                      -------------------------
                                                        (in thousands, except
                                                      share and per share data)
Current maturities of long-term debt and capital
 lease obligations...................................        $    6,275
                                                             ==========
Long-term debt(1):
  Revolving credit facility, excluding current
   portion...........................................           655,500
  8 7/8% Senior Subordinated Notes, due 2003, net of
   discount of $546..................................            54,239
  Other..............................................            27,362
Capital lease obligations, excluding current
 portion.............................................            28,328
                                                             ----------
    Total long-term debt and capital lease
     obligations.....................................           765,429
                                                             ----------
Stockholders' equity:
  Preferred Stock, $.01 par value per share;
   5,000,000 shares authorized, none issued and
   outstanding.......................................                --
  Common Stock, $.01 par value per share; 150,000,000
   shares authorized, 48,195,880 shares issued and
   outstanding(2)....................................               482
  Additional paid-in capital.........................           634,128
  Retained earnings..................................            39,492
                                                             ----------
    Total stockholders' equity.......................           674,102
                                                             ----------
      Total capitalization...........................        $1,439,531
                                                             ==========

--------

(1) Excludes revolving securitization arrangements for accounts receivable. For a description of our securitization arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and note 8 to the audited consolidated financial statements appearing elsewhere in this prospectus.
(2) Excludes 2,479,473 shares subject to outstanding options at a weighted average exercise price of $27.67 per share and 71,372 shares of common stock reserved for issuance upon exercise of an outstanding warrant at an exercise price of $13.06 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data in the following table as of July 2, 1994 and July 1, 1995 and for the fiscal year ended July 2, 1994 were derived from unaudited consolidated financial statements of U.S. Foodservice. The selected consolidated financial data as of June 29, 1996 and for the fiscal year ended July 1, 1995 were derived from audited consolidated financial statements of U.S. Foodservice. The selected consolidated financial data as of June 28, 1997 and June 27, 1998 and for each of the fiscal years in the three-year period ended June 27, 1998 were derived from audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the six-month periods ended
December 27, 1997 and December 26, 1998 were derived from unaudited consolidated financial statements included elsewhere in this prospectus. Information for interim periods includes all adjustments, consisting of normal recurring adjustments, considered necessary in the opinion of management for a fair presentation of financial position and results of operations of U.S. Foodservice. Results of operations and financial condition as of and for the six months ended December 26, 1998 are not indicative of results of operations or financial condition to be expected as of and for the fiscal year ending July 3, 1999.

      U.S. Foodservice completed acquisitions of Valley Industries, Inc. in August 1996, Squeri Food Service, Inc. in September 1996 and Rykoff-Sexton in December 1997, all of which were accounted for as poolings of interests. Results for all periods presented prior to these acquisitions have been restated to include the results of the acquired companies. For information about the accounting for these acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction," notes 3 and 4 to the audited consolidated financial statements appearing elsewhere in this prospectus and note 2 to the unaudited consolidated financial statements appearing elsewhere in this prospectus.

      U.S. Foodservice's fiscal year ends on the Saturday closest to June 30. Before April 28, 1996, Rykoff-Sexton had a fiscal year that ended on the Saturday closest to April 30. The consolidated financial statements for the fiscal years ended June 28, 1997 and June 29, 1996 appearing elsewhere in this prospectus combine the results of JP Foodservice for these periods with the results of Rykoff-Sexton for the years ended June 28, 1997 and April 27, 1996, respectively. Fiscal 1996, 1997 and 1998 each consist of 52-week periods.

                                            Fiscal Years Ended                             Six Months Ended
                          --------------------------------------------------------     ----------------------------
                           July 2,    July 1,    June 29,    June 28,    June 27,      December 27,    December 26,
                             1994       1995       1996        1997        1998            1997            1998
                          ---------- ---------- ----------  ----------  ----------     ------------    ------------
                                              (In thousands, except per share amounts)
Statements of Operations
 Data:
Net sales...............  $2,623,052 $2,857,334 $3,238,781  $5,169,406  $5,506,949      $2,712,086      $3,011,459
Gross profit............     551,965    594,515    652,685   1,003,074   1,041,668         512,743         552,059
Operating expenses......     497,136    526,871    590,446     845,901     876,170         449,166         447,694
Amortization of
 intangible assets......       2,421      2,792      4,244      15,349      15,354           7,419           8,077
Restructuring costs
 (reversal).............         --         --      (6,441)     (4,000)     53,715          38,037             --
Charge for impairment of
 long-lived assets......         --         --      29,700         --       35,530          32,135             --
Income (loss) from
 operations.............      52,408     64,852     34,736     145,824      60,899         (14,014)         96,288
Interest expense and
 other financing costs,
 net....................      44,201     32,941     32,527      76,063      73,894          39,246          32,672
Nonrecurring charges....         --         --       1,517       5,400      17,822          17,822             --
Income (loss) from
 continuing operations
 before extraordinary
 charge.................       3,823     18,303        133      38,286     (37,292)(1)     (60,831)(1)      37,520
Net income (loss).......       5,620     37,209        133      38,286     (47,004)        (70,534)         34,772
Per Share Data:
Income (loss) from
 continuing operations
 before extraordinary
  charge:
 Basic..................  $     0.24 $     0.75 $     0.00    $   0.88  $    (0.83)(1)  $    (1.35)(1)  $     0.80
 Diluted................  $     0.24 $     0.74 $     0.00  $     0.87  $    (0.83)(1)  $    (1.35)(1)  $     0.79
Weighted average common
 shares:
 Basic..................      15,885     24,520     30,388      43,451      45,320          44,811          47,039
 Diluted................      15,949     24,567     30,515      44,063      45,320          44,811          47,699

                                                    As of
                         ------------------------------------------------------------
                         July 2,  July 1,  June 29,  June 28,  June 27,  December 26,
                           1994     1995     1996      1997      1998        1998
                         -------- -------- --------- --------- --------- ------------
                                   (In thousands, except per share amounts)
Balance Sheet Data (at
 end of period):
Working capital......... $248,679 $270,942 $ 208,130 $ 234,803 $ 287,816  $ 477,701
Total assets............  856,744  939,280 1,052,211 1,732,183 1,817,791  2,021,191
Long-term debt,
 excluding current
 maturities.............  430,379  306,702   303,728   655,246   680,625    765,429
Stockholders' equity....  145,079  315,060   316,676   579,146   584,720    674,102

--------


(1) In connection with the acquisition of Rykoff-Sexton, U.S. Foodservice incurred acquisition related costs, including restructuring costs, charges for impairment of long-lived assets, transaction costs and other operating charges resulting from the integration of the two businesses, totaling approximately $138.0 million for the fiscal year ended June 27, 1998 and $112.6 million for the six months ended December 27, 1997, which significantly affected U.S. Foodservice's results for these periods. Excluding the impact of these acquisition related costs, U.S. Foodservice's net income before extraordinary charge would have been $62.6 million, or $1.37 per share on a diluted basis, for the fiscal year ended June 27, 1998 and $22.6 million, or $.50 per share on a diluted basis, for the six months ended December 27, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction" for more information about these costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

      U.S. Foodservice's business strategy is to increase net sales through internal growth of chain and street sales, while acquiring other foodservice distributors to expand its distribution capabilities and increase penetration of its existing markets. With the acquisition of Rykoff-Sexton on December 23, 1997, U.S. Foodservice, formerly JP Foodservice, Inc., became the second largest publicly-traded broadline foodservice distributor in the United States based on net sales. The acquisition of Rykoff-Sexton expanded U.S. Foodservice's distribution capabilities nationwide and strengthened its competitive position in several major markets. A renewed focus on the growth of chain and street sales at the former Rykoff-Sexton branches, combined with additional sales by companies acquired in fiscal 1997, which ended June 28, 1997, and fiscal 1998, which ended June 27, 1998, resulted in net sales growth of 10.5% in the four fiscal quarters following the Rykoff-Sexton acquisition over the corresponding prior period.

      In connection with the Rykoff-Sexton acquisition, U.S. Foodservice incurred restructuring costs, charges for impairment of long-lived assets, transaction costs and other operating charges resulting from the integration of the two businesses, which significantly affected U.S. Foodservice's results for fiscal 1998 and for the six months ended December 26, 1998. These Rykoff-Sexton acquisition related costs totaled approximately $138.0 million, of which $76.6 million consisted of non-cash charges. Of the cash charges, U.S. Foodservice expended $38.6 million in fiscal 1998 and $3.7 million during the six months ended December 26, 1998. U.S. Foodservice anticipates that it will expend $8.4 million of the cash charges in the balance of fiscal 1999 and $5.4 million in fiscal 2000. The remaining cash charges of $5.4 million relate primarily to losses on lease commitments, the last of which expires in fiscal 2008. U.S. Foodservice is funding these expenditures through, among other things, realization of cost savings resulting from the integration of the two businesses, proceeds from the disposition of closed facilities and income tax benefits. For more information about the Rykoff-Sexton acquisition related costs, see note 3 to the audited consolidated financial statements appearing elsewhere in this prospectus. Excluding the impact of the Rykoff-Sexton acquisition related costs, U.S. Foodservice's net income before extraordinary items would have been $62.6 million, or $1.37 per share on a diluted basis, for fiscal 1998, which represented a 49% improvement over combined results of U.S. Foodservice for fiscal 1997 computed on the same basis. U.S. Foodservice does not expect to incur any additional restructuring costs, asset impairment charges or transaction costs related to the Rykoff-Sexton acquisition and does not expect any additional operating costs related to the integration of the two businesses to be material.

      In connection with the integration plan for the combination of the two businesses, U.S. Foodservice expected to realize operating cost and interest savings of $19 million in fiscal 1998, $30 million in fiscal 1999 and $40 million in fiscal 2000 and thereafter. U.S. Foodservice believes operating costs and interest savings exceeded $20 million in fiscal 1998 and $17 million in the six months ended December 26, 1998. U.S. Foodservice achieved operating cost savings through the consolidation and re-negotiation of purchasing programs, consolidation and realignment of distribution facilities and consolidation of general and administrative functions and realized interest savings through the refinancing of its senior debt. Based on the results for fiscal 1998 and the six months ended December 26, 1998 and the status of the integration plan, U.S. Foodservice believes it will achieve the costs savings estimated for the subsequent years.

      Fiscal 1999 Acquisitions. U.S. Foodservice has pursued an active program of strategic acquisitions to take advantage of growth opportunities from ongoing consolidation in the fragmented foodservice distribution industry. In the second quarter of fiscal 1999, U.S. Foodservice acquired J.H. Haar & Sons, L.L.C., a New Jersey-based broadline foodservice distributor serving the metropolitan New York City market, and Joseph Webb Foods, Inc., a broadline foodservice distributor serving the San Diego and other southern California markets. These two acquisitions significantly expanded U.S. Foodservice's existing operations in those markets. U.S. Foodservice accounted for the acquisition of J.H. Haar & Sons under the pooling-of-interests method of accounting. The operating results of J.H. Haar & Sons were not material to U.S. Foodservice's reported results for periods prior to the acquisition and, accordingly, prior operating results of U.S. Foodservice have not been restated to incorporate the results of J.H. Haar & Sons. U.S. Foodservice accounted for the acquisition of Joseph Webb Foods under the purchase method of accounting and, accordingly, the operating results of Joseph Webb Foods are included only from the date of the acquisition. The acquisition agreement for Joseph Webb Foods requires us to make future stock payments to the former stockholders of that business if the operations of Joseph Webb Foods achieve specified sales targets.

      Fiscal 1998 Acquisitions Other Than Rykoff-Sexton. In the second quarter of fiscal 1998, U.S. Foodservice acquired Outwest Meat Company, located in Las Vegas, Nevada. In the third quarter of fiscal 1998, U.S. Foodservice acquired Westlund Provisions, Inc., a foodservice distributor specializing in custom-cut meats located in Minneapolis, Minnesota. These two acquisitions complemented U.S. Foodservice's existing operations in those markets, while enabling U.S. Foodservice to enhance significantly its custom-cut meat offerings. Also in the third quarter of fiscal 1998, U.S. Foodservice expanded the scope of its distribution network into the northeastern United States by acquiring Sorrento Food Service, Inc., a broadline distributor located in Buffalo, New York. U.S. Foodservice accounted for these acquisitions under the purchase method of accounting and, accordingly, the operating results of the acquired businesses are included in U.S. Foodservice's financial statements from the dates of the acquisitions.

      Fiscal 1997 Acquisitions. Before its acquisition of Rykoff-Sexton, JP Foodservice extended the scope of its distribution network into the Western region of the United States through its acquisition in the first quarter of fiscal 1997 of Valley Industries, Inc., a broadline distributor located in Las Vegas, Nevada. Also in the first quarter of fiscal 1997, as part of its strategy to increase penetration of its existing service areas, JP Foodservice acquired Arrow Paper and Supply Co., Inc., a broadline distributor located in Connecticut serving the New England, New York, New Jersey and Pennsylvania markets. In the second quarter of fiscal 1997, JP Foodservice filled a gap in its Midwestern distribution network by acquiring Squeri Food Service, Inc., a broadline distributor located in Ohio serving the greater Cincinnati, Dayton, Columbus, Indianapolis, Louisville and Lexington markets. In the fourth quarter of fiscal 1997, JP Foodservice strengthened its presence in the Mid-Atlantic region through its acquisition of Mazo-Lerch Company, a broadline distributor located in Virginia serving the District of Columbia, Virginia, Maryland, southern New Jersey and northern North Carolina markets. JP Foodservice accounted for the Valley Industries and Squeri Food Service acquisitions under the pooling-of-interests method of accounting and, accordingly, the operating results for all years presented have been restated to incorporate the results of those companies. JP Foodservice accounted for the Arrow Paper and Supply and Mazo-Lerch acquisitions under the purchase method of accounting and, accordingly, the operating results of Arrow and Mazo-Lerch are included in U.S. Foodservice's financial statements only from the dates of those acquisitions.

      Fiscal 1996 Acquisitions. In May 1996, Rykoff-Sexton significantly expanded the geographic coverage of its distribution network in the Southeastern, Southwestern and Mid-Atlantic regions of the United States through its acquisition of US Foodservice Inc. ("USF"). USF, formed in 1992, was the surviving entity of the 1993 combination of two regional broadline distributors, Unifax, Inc. and WS Holdings Corporation, the parent company of White Swan, Inc. At the time of its acquisition by Rykoff-Sexton, USF was unrelated to JP Foodservice, which adopted the U.S. Foodservice name following its acquisition of Rykoff-Sexton in fiscal 1998. In November 1995, Rykoff-Sexton enhanced its distribution network throughout the State of Nevada when it acquired substantially all of the assets of H&O Foods, Inc., a regional, broadline institutional foodservice distributor. Both of these acquisitions were accounted for under the purchase method of accounting and, accordingly, the operating results of USF and H&O Foods are included in U.S. Foodservice's financial statements only from the dates of the acquisitions.

Results of Operations

      U.S. Foodservice sells a significant portion of its products at prices based on product cost plus a percentage markup. Periods of inflation in food prices result in higher product costs, which are reflected in higher sales prices and higher gross profits. Inflation did not have a material impact on U.S. Foodservice's operating results in any of its three most recent fiscal years or in the six months ended December 26, 1998.

      Gross margins generally are lower for chain accounts than for street accounts. However, because there are typically no commission sales costs related to chain account sales and because chain accounts usually have larger deliveries to individual locations, sales and delivery costs generally are lower for chain accounts than for street accounts. Gross margins generally are higher for proprietary brand products than for national brand products of comparable quality. U.S. Foodservice, however, incurs additional advertising and other marketing costs in promoting its proprietary brand products.

      The principal components of expenses include cost of sales, which represents the amount paid to manufacturers and food processors for products sold, and operating expenses, which include labor-related and other selling expenses, warehousing, transportation and other distribution costs, and administrative expenses. Because distribution and administrative expenses are relatively fixed in the short term, unexpected changes in net sales, such as those resulting from adverse weather, can have a significant short-term impact on operating income.

      U.S. Foodservice's operating results historically have reflected modest seasonal variations. For summary financial data showing the effect of these seasonal variations in the last ten fiscal quarters, see "--Quarterly Results and Seasonality."

 Six Months Ended December 26, 1998 Compared to Six Months Ended December 27,
1997

      Net Sales. Net sales for the six months ended December 26, 1998 increased 11.1% to $3.0 billion from $2.7 billion for the six months ended December 27, 1997. The acquisitions of Outwest Meat Company in the second quarter of fiscal 1998, Sorrento Food Service and Westlund Provisions in the third quarter of fiscal 1998, and J. H. Haar & Sons and Joseph Webb Foods in the second quarter of fiscal 1999 accounted for approximately 48% of the sales growth for the 1999 fiscal six-month period.

      Growth in both chain account sales and street sales contributed to the remaining increase in sales. Chain account sales increased 15.9% for the 1999 fiscal six-month period. A significant portion of this increase was attributable to the expansion of sales to existing chain customers resulting from the national distribution capability created through the acquisition of Rykoff-Sexton. Street sales increased 7.9% for the 1999 fiscal six-month period principally as a result of the growth of the street sales force and improved sales force productivity. Because chain sales grew at a faster rate than street sales, the street sales mix, or street sales as a percentage of total net sales, decreased to 57.7% in the 1999 fiscal six-month period from 61.3% in the 1998 fiscal six-month period.

      Gross Profit. Gross profit margin decreased to 18.3% in the 1999 fiscal six-month period from a gross profit margin, prior to the Rykoff-Sexton acquisition related costs, of 19.1% in the 1998 fiscal six-month period. The decrease was primarily attributable to a continuing shift in product mix from various high-margin items to higher turnover, lower-margin items, consisting primarily of "center-of-the-plate" entree products in the former Rykoff-Sexton operations, and to an increase in chain sales as a percentage of net sales in the 1999 fiscal six-month period.

      Operating Expenses. Operating expenses decreased by 0.3%, or $1.5 million, in the 1999 fiscal six-month period over the 1998 fiscal six-month period. This decrease was principally attributable to $15.6 million of non-cash charges recorded in the second quarter of fiscal 1998, which consisted primarily of write-downs of receivables and other assets at operating units undergoing consolidation or realignment as part of the acquisition of Rykoff-Sexton.

      Excluding the effects of these Rykoff-Sexton acquisition related costs, operating expenses increased by 3.2%, or $14.1 million, in the 1999 fiscal six-month period over the 1998 fiscal six-month period and, as a percentage of net sales, decreased to 14.9% in the 1999 fiscal six-month period from 16.0% in the 1998 fiscal six-month period. This decrease was primarily attributable to operating efficiencies resulting from the restructuring plan for the businesses we acquired in the Rykoff-Sexton acquisition, cost reductions achieved through the consolidation of U.S. Foodservice's general and administrative functions, and an increase in the average size of customer deliveries resulting from the shift in sales mix to increased chain account sales and in product mix towards "center-of-the-plate" entree products.

      Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets was $8.1 million in the 1999 fiscal six-month period compared to $7.4 million in the 1998 fiscal six-month period. This increase resulted from the goodwill recorded in connection with the acquisitions of Sorrento Food Service, Westlund Provisions and Joseph Webb Foods.

      Restructuring Costs and Asset Impairment. The Rykoff-Sexton acquisition related costs in the 1998 fiscal six-month period included a net restructuring charge of $41.0 million, of which $16 million constituted non-cash charges. These costs consisted primarily of change in control payments made to former executives of Rykoff-Sexton and severance, idle facility and facility closure costs related to U.S. Foodservice's plan to consolidate and realign some operating units and consolidate various overhead functions. These costs were offset in part by a reversal of $3.0 million of unutilized reserves from a prior restructuring. The reversal related to activities for which the actual costs were overestimated or for which the contemplated restructuring plans were ultimately changed.

      The Rykoff-Sexton acquisition related costs in the 1998 fiscal six-month period also included non-cash asset impairment charges of $32.1 million. These charges were related to write-downs to net realizable value of assets and facilities at operating units which are being consolidated or realigned and assets related to management information systems which are being replaced and not currently utilized.

      Income (loss) from Operations. Income from operations was $96.3 million in the 1999 fiscal six-month period compared to a loss of $14.0 million in the 1998 fiscal six-month period. Excluding the Rykoff-Sexton acquisition related costs, income from operations increased 23.8%, or $18.5 million, in the 1999 fiscal six-month period from the 1998 fiscal six-month period. The increase was attributable to the increase in net sales and the reduction of operating expenses as a percentage of net sales.

      Interest Expense and Other Financing Costs, Net. Interest expense and other financing costs decreased $6.6 million, or 16.8%, for the 1999 fiscal six-month period from the 1998 fiscal six-month period. The reduced interest expense was attributable to lower overall interest rates under the credit facility U.S. Foodservice established in connection with the Rykoff-Sexton acquisition.

      Non-Recurring Charges. U.S. Foodservice incurred non-recurring charges of $17.8 million in the 1998 fiscal six-month period. These charges principally related to fees for financial advisory, legal and accounting and other professional services incurred by JP Foodservice and Rykoff-Sexton to consummate the Rykoff-Sexton acquisition.

      Provision for Income Taxes (Benefit). During the 1999 fiscal six-month period, U.S. Foodservice recognized income tax expense at an effective rate of 41.0% compared to (14.4)% for the 1998 fiscal six-month period. The rate for the 1998 fiscal six-month period reflects the effect on the income tax provision of the tax deductibility of the Rykoff-Sexton acquisition related costs and the amortization of goodwill. U.S. Foodservice's effective tax rate before the effect of the Rykoff-Sexton acquisition related costs was 45.3% for the 1998 fiscal six month period.

      Extraordinary Charge. During the 1999 fiscal six-month period, U.S. Foodservice incurred an extraordinary charge of $2.7 million, net of a $1.8 million income tax benefit, related to the redemption and retirement of $75.1 million of Rykoff-Sexton's 8 7/8% senior subordinated notes due 2003. In the 1998 fiscal six-month period, U.S. Foodservice recorded an extraordinary charge of $9.7 million, net of a $6.3 million income tax benefit, related to the write-off of deferred financing costs with respect to its refinancing of substantially all of its indebtedness and to additional payments to holders of U.S. Foodservice's senior notes due 2004 in accordance with the senior note terms.

 Fiscal 1998 Compared to Fiscal 1997

      Net Sales. Net sales increased 6.5% to $5.5 billion in fiscal 1998 from $5.2 billion in fiscal 1997. Higher chain account and street sales contributed significantly to net sales growth. Acquisitions of foodservice distributors other than Rykoff-Sexton in late fiscal 1997 and during fiscal 1998 accounted for net sales growth of 3.3%. An increase of 5.8% in chain account sales reflected the continued growth in sales to U.S. Foodservice's larger customers. Street account sales increased 6.8% in fiscal 1998 primarily as a result of the growth of the sales force and continued improvements in sales force productivity.

      Gross Profit. Gross profit margin decreased to 18.9% in fiscal 1998 from 19.4% in fiscal 1997. The decline in gross profit margin was primarily attributable to a continuing shift in product mix from some high-margin items to higher turnover, lower-margin items, including "center-of-the-plate" entree products, in the former Rykoff-Sexton operations, as well as decreased margins at some of the operating units that were closed as part of the restructuring plan for the businesses we acquired in the Rykoff-Sexton acquisition. The decline in U.S. Foodservice's margins for fiscal 1998 also resulted from $8.6 million of Rykoff-Sexton acquisition related costs for writedowns of inventory at operating units undergoing consolidation or realignment. The effect on gross profit of the shift in product mix was offset in part by an increase in street sales as a percentage of net sales and the growth of U.S. Foodservice's proprietary brand product sales in fiscal 1998. Sales of proprietary brand products increased by 5.7% in fiscal 1998 over fiscal 1997. In addition, U.S. Foodservice estimates that it achieved approximately $9.0 million in savings from the consolidation and renegotiation of its purchasing programs.

      Operating Expenses. Operating expenses increased 3.6% to $876.2 million in fiscal 1998 from $845.9 million in fiscal 1997. The increase was primarily attributable to $19.4 million of Rykoff-Sexton acquisition related costs recognized in fiscal 1998, which consisted principally of writedowns of receivables and other assets at operating units undergoing consolidation or realignment.

      Excluding charges for the Rykoff-Sexton acquisition related costs in fiscal 1998, operating expenses increased by 1.8%, or $14.9 million, in fiscal 1998 over fiscal 1997 and, as a percentage of net sales, declined to 15.6% in fiscal 1998 from 16.3% in fiscal 1997. The decrease was primarily attributable to operating efficiencies resulting from the restructuring plan for the businesses we acquired in the Rykoff-Sexton acquisition, an increase in the average size of customer deliveries, and cost reductions achieved through the consolidation of U.S. Foodservice's general and administrative functions. U.S. Foodservice also recognized a $7.4 million curtailment gain upon the suspension of all participation and benefit accruals under one of Rykoff-Sexton's defined benefit plans.

      Amortization of Goodwill and Other Intangible Assets. Goodwill and other intangible amortization totaled $15.3 million in fiscal 1997 and $15.4 million in fiscal 1998.

      Restructuring, Impairment of Long-Lived Assets and Other Charges. The Rykoff-Sexton acquisition related costs in fiscal 1998 included a net restructuring charge of $53.7 million. These costs consist primarily of change in control payments made to former executives of Rykoff-Sexton and severance, idle facility and facility closure costs related to U.S. Foodservice's plan to consolidate and realign some operating units and consolidate various overhead functions, which were offset in part by a reversal of $3.0 million of unutilized reserves from a prior restructuring. The reversal related to activities for which the actual costs were overestimated or for which the contemplated restructuring plans were ultimately changed.

      The Rykoff-Sexton acquisition related costs also included asset impairment charges of $35.5 million. These charges were related to writedowns to net realizable value of assets and facilities at operating units that are being consolidated or realigned and assets related to management information systems which are being replaced and not currently utilized.

      U.S. Foodservice expects that it will recover the cash portion of the Rykoff-Sexton acquisition related costs over the next two years through income tax benefits and proceeds from the sale of closed facilities.

      Income from Operations. Income from operations decreased 58.2% to $60.9 million in fiscal 1998 from $145.8 million in fiscal 1997 primarily as a result of the Rykoff-Sexton acquisition related costs. Operating margin decreased to 1.1% in fiscal 1998 from 2.8% in fiscal 1997.

      Excluding the impact of the Rykoff-Sexton acquisition related costs, income from operations increased 22.1% to $178.1 million in fiscal 1998 from $145.8 million in fiscal 1997. This increase resulted in an operating margin of 3.2% in fiscal 1998 compared to an operating margin of 2.8% in fiscal 1997 and was primarily attributable to reduced operating expenses and the cost reductions achieved in integrating the Rykoff-Sexton operations.

      Interest Expense and Other Financing Costs, Net. Interest expense and other financing costs decreased 2.9% to $73.9 million in fiscal 1998 from $76.1 million in fiscal 1997. The decrease was primarily attributable to the refinancing of indebtedness of JP Foodservice and Rykoff-Sexton, as described below, in connection with the Rykoff-Sexton acquisition. U.S. Foodservice's new credit facility reduced average borrowing costs by approximately 240 basis points during the second half of fiscal 1998 from the level in fiscal 1997. The interest rate reduction was offset in part by higher average borrowings, which were primarily attributable to the nonrecurring charges associated with the Rykoff-Sexton acquisition.

      Nonrecurring Charges. The Rykoff-Sexton acquisition related costs included nonrecurring charges of $17.8 million principally related to fees for financial advisory, legal, accounting and other professional services incurred by both companies to consummate the Rykoff-Sexton acquisition.

      During fiscal 1997, U.S. Foodservice recorded nonrecurring charges of $5.4 million with respect to legal and other professional fees required to complete the acquisitions of Valley Industries and Squeri Food Service.

      Income Taxes. The provision for income taxes for fiscal 1998 decreased $19.6 million from the $26.1 million provision for fiscal 1997. U.S. Foodservice's effective tax rate in fiscal 1997 was 40.5%, which approximates U.S. Foodservice's normal rate. Non-deductible Rykoff-Sexton acquisition related costs had a significant adverse effect on U.S. Foodservice's income tax rate in fiscal 1998.

      Extraordinary Charge. After the Rykoff-Sexton acquisition, U.S. Foodservice applied the proceeds of its new credit facility to refinance substantially all of its indebtedness, excluding capital leases, $130 million of public notes and approximately $30 million of other indebtedness, in order to lower significantly its overall borrowing rates. As a result of this refinancing during fiscal 1998, U.S. Foodservice recorded an extraordinary charge of $9.7 million, net of a $6.3 million income tax benefit, related to the write-off of deferred financing costs with respect to the extinguished debt and additional payments to holders of U.S. Foodservice's senior notes due 2004, which were paid in full in accordance with their terms.

 Fiscal 1997 Compared to Fiscal 1996

      The following comparison of fiscal 1997 operating results to fiscal 1996 operating results includes a discussion of the results of JP Foodservice and Rykoff-Sexton before JP Foodservice's acquisition of Rykoff-Sexton. Since each company was separately managed before this acquisition, some of these operating results are discussed on a combined basis, but in the context of the individual companies. References to JP Foodservice below generally relate to activities of U.S. Foodservice prior to the Rykoff-Sexton acquisition.

      The following comparison related to Rykoff-Sexton is materially affected by the acquisitions of USF and H&O Foods consummated by Rykoff-Sexton in fiscal 1996. Because of the significance of the USF acquisition and the related change in Rykoff Sexton's fiscal year end from April, for fiscal years 1996 and before, to June, for subsequent fiscal years, there are no directly comparable financial statements. The operating results of Rykoff-Sexton for fiscal 1997 therefore have been compared to the operating results for the 52-week period ended April 27, 1996. Results for fiscal 1996 do not include financial data for USF for any periods and include financial data for H&O Foods only for the six-month period from November 2, 1995 to April 27, 1996.

      Net Sales. Net sales increased 59.6% to $5.2 billion in fiscal 1997 from $3.2 billion in fiscal 1996.

      Rykoff-Sexton's net sales increased 94.3% to $3.5 billion in fiscal 1997 from $1.8 billion in fiscal 1996 primarily as a result of the acquisitions of USF and H&O Foods.

      JP Foodservice's net sales increased 16.7% to $1.7 billion in fiscal 1997 from $1.4 billion in fiscal 1996. The acquisition of Arrow Paper & Supply accounted for net sales growth of 5.8%. Higher chain account and street sales both contributed to JP Foodservice's net sales growth in fiscal 1997. An increase of 17.2% in chain account sales reflected the continued growth in sales to JP Foodservice's larger customers. As a percentage of net sales, chain account sales increased to 42.6% in fiscal 1997 from 42.4% in fiscal 1996. Street sales increased 16.4% over fiscal 1996 primarily as a result of the growth of the sales force and continued improvements in sales force productivity.

      Gross Profit. Gross profit margin decreased to 19.4% in fiscal 1997 from 20.2% gross profit margin in fiscal 1996. The decline in gross profit margin at Rykoff-Sexton was offset in part by improved gross profit margin at JP Foodservice.

      Rykoff-Sexton's gross profit margin in fiscal 1997 was 20.3% compared to 22.5% in fiscal 1996. The acquisition of USF, as well as the inclusion of a full year of operating results for H&O Foods, were primarily responsible for the reduction. Both USF and H&O Foods operate as broadline distributors which typically have lower gross margins than the historical Rykoff-Sexton divisions. The gross profit margin also was affected by the transition of the historical Rykoff-Sexton divisions from niche distributors to broadline distributors that provide customers with an expanded selection of product categories, including fresh meats, produce and seafood, typically carrying lower margins. The cost reductions achieved through the effective integration of the acquisitions and improved pricing of food and non-food related products from enhanced purchasing programs resulted in an improvement in gross profit of approximately $6.0 million. This improvement was offset in part by $2.0 million in nonrecurring inventory and promotion-related charges incurred in the integration of USF.

      JP Foodservice's gross profit margin increased to 17.5% in fiscal 1997 from 17.3% in fiscal 1996. The increase was primarily attributable to increased sales of JP Foodservice's proprietary brand products, which increased to 20.0% of street sales at the end of fiscal 1997 from 16.3% at the end of fiscal 1996. JP Foodservice also realized cost reductions in its purchasing operations through the consolidation of its purchasing programs with those of the acquired entities.

      Operating Expenses. Operating expenses increased 43.3% to $845.9 million in fiscal 1997 from $590.4 million in fiscal 1996 primarily as a result of the increase in net sales and Rykoff-Sexton's acquisition of USF and H&O Foods. As a percentage of net sales, operating expenses declined to 16.4% in fiscal 1997 from 18.2% in fiscal 1996.

      Rykoff-Sexton's operating expenses increased 57.3% to $609.5 million in fiscal 1997 from $387.5 million in fiscal 1996 primarily as a result of its acquisition of USF and H&O Foods. As a percentage of net sales, operating expenses decreased to 17.5% in fiscal 1997 from 21.7% in fiscal 1996. The improvement in operating expenses as a percentage of net sales from fiscal 1996 to fiscal 1997 was attributable to the closure, consolidation or other significant changes at some of the divisions, realignment of the management structure, consolidation of several corporate functions, insurance reductions and other integration efforts. The improvement also was attributable to the transition to broadline distribution discussed above, which generally produces lower operating expense levels. The decrease in operating expenses as a percentage of net sales was partially offset by approximately $2.0 million in nonrecurring charges incurred in connection with the integration plan for Rykoff-Sexton and USF. Operating expenses for fiscal 1997 included net gains of $1.5 million related to sales of assets and the reversal of $3.4 million of insurance reserves. Operating expenses for fiscal 1996 were negatively affected by the relocation of Rykoff-Sexton's Los Angeles division to a new distribution center and higher than expected bad debt and insurance expense.

      JP Foodservice's operating expenses increased 14.5% to $232.4 million in fiscal 1997 from $203.0 million in fiscal 1996 primarily as a result of the increase in net sales. As a percentage of net sales, operating expenses decreased to 13.7% in fiscal 1997 from 14.0% in fiscal 1996. The decrease in operating expenses as a percentage of net sales resulted from distribution cost savings related to a higher percentage of sales to chain accounts, increased penetration of street accounts, savings resulting from revised management compensation agreements relating to some of the acquired businesses, and the absence of costs corresponding to those associated with the severe winter weather conditions experienced in a majority of JP Foodservice's markets in fiscal 1996.

      Amortization of Goodwill and Other Intangible Assets. Goodwill and other intangible amortization was $15.3 million in fiscal 1997 compared with $4.2 million in fiscal 1996. The increase was attributable to the goodwill arising from the acquisition of USF.

      Restructuring, Impairment of Long-Lived Assets and Other Charges. During fiscal 1997, $4.0 million of the restructuring liability recorded in the nine-week period ended June 28, 1997 was reversed into income upon the determination that such liability was no longer required. The reversal related to severance costs reversed for employees who voluntarily terminated their employment during fiscal 1997 and, therefore, forfeited their termination rights. In addition, the employment of two senior executives was terminated, and the present value of severance compensation and related benefits, aggregating $4.0 million, was charged to expense.

      Income from Operations. Income from operations increased 319.8% to $145.8 million in fiscal 1997 from $34.7 million in fiscal 1996 primarily as a result of the fiscal 1997 increase in net sales, the increase in gross profit margin, the decrease in operating expenses as a percentage of sales and the acquisition of USF. Operating margin increased to 2.8% in fiscal 1997 from 1.1% in fiscal 1996.

      Interest Expense and Other Financing Costs, Net. Interest expense and other financing costs increased 133.8% to $76.1 million in fiscal 1997 from $32.5 million in fiscal 1996 principally as a result of the increase in average outstanding debt resulting from the acquisition of USF.

      Rykoff-Sexton's interest expense and other financing costs increased 243.4% to $59.5 million in fiscal 1997 from $17.3 million in fiscal 1996. The increase was primarily attributable to the assumption of outstanding USF debt in connection with the acquisition of USF.

      JP Foodservice's interest expense and other financing costs increased 8.8% to $16.5 million in fiscal 1997 from $15.2 million in fiscal 1996. The increase was primarily attributable to increased borrowings incurred in connection with the acquisitions consummated in fiscal 1997.

      Income Taxes. The provision for income taxes for fiscal 1997 increased $25.5 million over the provision for fiscal 1996. The effective income tax rate for fiscal 1997 was 40.5%.

      Rykoff-Sexton's effective income tax rate for fiscal 1997 was 38.2% compared to an effective income tax benefit of (40.0)% for fiscal 1996. During the fourth quarter of fiscal 1997, Rykoff-Sexton recorded a reduction in the valuation allowance of $2.8 million based on an analysis of expected combined operating results that included USF.

      JP Foodservice's provision for income taxes for fiscal 1997 increased $4.6 million over the provision for fiscal 1996. The increase in the provision was attributable to JP Foodservice's greater pretax profit level in fiscal 1997. JP Foodservice's effective tax rate of 42.1% for fiscal 1997 increased from the effective rate of 40.7% for fiscal 1996 primarily because of the nondeductible portion of the nonrecurring charges related to the acquisitions consummated in fiscal 1997.

Quarterly Results and Seasonality

     U.S. Foodservice's operating results historically have reflected modest seasonal variations. U.S. Foodservice generally experiences lower net sales and income from operations during its third quarter, which includes the winter months. Winter weather conditions in some regions of the country typically result in reduced patronage at restaurants and other foodservice establishments and contribute to higher distribution costs. In the second and third quarters of fiscal 1998, U.S. Foodservice incurred Rykoff-Sexton acquisition related costs totaling approximately $138.0 million, which significantly affected U.S. Foodservice's reported results for those quarters. See note 3 to the audited consolidated financial statements appearing elsewhere in this prospectus for more information about these costs.

     The following tables present selected statement of operations data for each of the last ten fiscal quarters:

                                (Dollars in thousands, except per share
                                               amounts)
                                    Fiscal Year Ended June 28, 1997
                              -----------------------------------------------
                                 1st         2nd          3rd         4th
                               Quarter     Quarter      Quarter     Quarter
                              ----------  ----------   ----------  ----------
Net sales.................... $1,319,189  $1,304,983   $1,238,937  $1,306,297
Gross profit.................    248,118     254,424      243,269     257,263
Income from operations.......     30,993      36,883       35,553      42,395
Operating margin.............        2.3%        2.8%         2.9%        3.2%
Income before extraordinary
 charge...................... $    4,100  $    8,631   $    9,090  $   16,465
Net income per common share:
 Basic:
  Before extraordinary
   charge.................... $     0.09  $     0.20   $     0.21  $     0.37
  Net income................. $     0.09  $     0.20   $     0.21  $     0.37
 Diluted:
  Before extraordinary
   charge.................... $     0.09  $     0.20   $     0.20  $     0.37
  Net income................. $     0.09  $     0.20   $     0.20  $     0.37
                                    Fiscal Year Ended June 27, 1998
                              -----------------------------------------------
                                 1st         2nd          3rd         4th
                               Quarter    Quarter(1)   Quarter(2)   Quarter
                              ----------  ----------   ----------  ----------
Net sales.................... $1,338,828  $1,373,258   $1,338,138  $1,456,725
Gross profit.................    256,246     256,497      248,126     280,799
Income (loss) from
 operations..................     35,720     (49,735)      12,710      62,204
Operating margin.............        2.7%       (3.6)%        0.9%        4.3%
Income (loss) before
 extraordinary charge ....... $    9,791  $  (70,622)  $   (3,260) $   26,799
Net income (loss) per common
 share:
 Basic:
  Before extraordinary
   charge.................... $     0.22  $    (1.56)  $    (0.07) $     0.58
  Net income (loss).......... $     0.22  $    (1.78)  $    (0.07) $     0.58
 Diluted:
  Before extraordinary
   charge.................... $     0.22  $    (1.56)  $    (0.07) $     0.57
  Net income (loss).......... $     0.22  $    (1.78)  $    (0.07) $     0.57

-------

(1) In the second quarter of fiscal 1998, U.S. Foodservice incurred $112.6 million of the total $138.0 million of Rykoff-Sexton acquisition related costs. Excluding these charges, gross profit would have been $262.5 million, income from operations would have been $42.0 million, the operating margin would have been 3.1%, net income before extraordinary charge would have been $12.8 million and diluted earnings per common share, before extraordinary charge, would have been $.28 per share.

(2) In the third quarter of fiscal 1998, U.S. Foodservice incurred $25.4 million of the total $138.0 million of Rykoff-Sexton acquisition related costs. Excluding these charges, gross profit would have been $250.6 million, income from operations would have been $38.1 million, the operating margin would have been 2.8%, net income before extraordinary charge would have been $13.3 million and diluted earnings per common share, before extraordinary charge, would have been $.29 per share.

                                (Dollars in
                           thousands, except per
                              share amounts)
                                Fiscal Year Ending
                                   July 3, 1999
                           -----------------------
                              1st         2nd
                            Quarter     Quarter
                           ----------  ----------
Net sales................. $1,478,370  $1,533,089
Gross profit..............    269,977     282,082
Income from operations....     45,039      51,249
Operating margin..........        3.1%        3.3%
Income before
 extraordinary charge..... $   16,912  $   20,608
Net income per common
 share:
 Basic:
  Before extraordinary
   charge................. $     0.36  $     0.43
  Net income.............. $     0.36  $     0.37
 Diluted:
  Before extraordinary
   charge................. $     0.36  $     0.43
  Net income.............. $     0.36  $     0.37

Liquidity and Capital Resources

      U.S. Foodservice historically has financed its operations and growth primarily with cash flow from operations, equity offerings, borrowings under its credit facilities, and operating and capital leases.

      Cash Flows from Operating Activities. Net cash flows provided by (used in) operating activities were $(45.6) million in the 1999 fiscal six-month period, $70.7 million in fiscal 1998, $116.1 million in fiscal 1997 and ($3.1) million in fiscal 1996. The $45.6 million net cash flows used in operating activities in the 1999 fiscal six-month period resulted from seasonal increases in working capital requirements. The $45.4 million decrease in net cash flows from operations in fiscal 1998 compared to fiscal 1997 primarily reflected U.S. Foodservice's adoption in January 1997, as required, of Statement of Financial Accounting Standards No. 125, pursuant to which U.S. Foodservice accounted for the $50.0 million received from the securitization of JP Foodservice accounts receivable as a sale of those receivables. Prior to the adoption of SFAS No. 125, U.S. Foodservice had accounted for this transaction as a financing. In addition, in fiscal 1998, U.S. Foodservice experienced a $61.9 million increase in accounts receivable and inventories as a result of net sales growth in the fourth quarter of fiscal 1998. This increase was offset in part by higher levels of accounts payable and accrued expenses, including restructuring charges which have not been paid.

      U.S. Foodservice's net working capital requirements generally average between 5.5% and 6.5% of annual sales, net of receivables sold under accounts receivable securitization arrangements. U.S. Foodservice's working capital balance, excluding the current portion of long-term debt, of $484.0 million at December 26, 1998 increased by $188.6 million from the balance at June 27, 1998. The higher working capital balances were primarily attributable to increased net sales and seasonal increases in inventory and receivables.

      In the 1999 fiscal six-month period, U.S. Foodservice realized $7.3 million from the sale of redundant facilities. U.S. Foodservice estimates that assets held for sale at December 26, 1998 will generate proceeds of $15.0 million.

      Cash Flows from Investing Activities. Net cash provided by (used in) investing activities was $(16.1) million in the 1999 fiscal six-month period, ($102.3) million in fiscal 1998, ($106.8) million in fiscal 1997 and ($74.3) million in fiscal 1996.

      U.S. Foodservice used $102.3 million in net cash flows in fiscal 1998 for investing activities, which included $95.5 million of capital expenditures. U.S. Foodservice applied the capital expenditures primarily to construction of new distribution centers in Fort Mill, South Carolina and Las Vegas, Nevada, expansion of distribution centers at various locations, and upgrading of management information systems. U.S. Foodservice currently expects to make capital expenditures of approximately $68 million in fiscal 1999, including approximately $41 million to upgrade and expand its existing facilities. The $16.1 million used in investing activities in the 1999 fiscal six-month period primarily consisted of capital expenditures of $35.2 million, which were offset in part by proceeds of $20.8 million received from the sale of manufacturing division assets acquired in the Rykoff-Sexton acquisition. U.S. Foodservice applied its capital expenditures in the 1999 fiscal six-month period primarily for facility expansion projects and continued upgrading of its management information systems.

      Net cash flows used for investing activities in fiscal 1998 also included $38.7 million of costs related to the acquisitions of Outwest Meat Company, Sorrento Food Service and Westlund Provisions and $32.1 million in proceeds from sales of idle facilities and other properties.

      Cash Flows from Financing Activities. Net cash flows provided by (used in) financing activities were $68.4 million in the 1999 fiscal six-month period, $15.0 million in fiscal 1998, $30.8 million in fiscal 1997 and $79.8 million in fiscal 1996. Net cash flows provided by financing activities in the 1999 fiscal six-month period included $159.4 million of borrowings under U.S. Foodservice's five-year revolving credit facility. U.S. Foodservice applied $66.2 million of these borrowings to redeem or retire a portion of Rykoff-Sexton's 8 7/8% senior subordinated notes due 2003 and $27.0 million to retire other indebtedness of acquired companies. Net cash flows provided by financing activities in fiscal 1998 included $33.2 million from the issuance of common stock and $12.4 million used to purchase common stock in connection with a stock repurchase program announced by U.S. Foodservice in the second quarter of fiscal 1998.

      U.S. Foodservice has entered into accounts receivable securitization arrangements into which it can sell accounts receivables on a revolving basis. In the third quarter of fiscal 1999, U.S. Foodservice increased the maximum amount of receivables eligible for sale under these arrangements from $250 million to $353 million, thereby increasing its borrowing capacity by $103 million.

      As of December 26, 1998, U.S. Foodservice's long-term indebtedness, including current portion, totaled $771.7 million, with an overall weighted average interest rate of 6.3%, excluding deferred financing costs. Long-term borrowing increased by $56.7 million in the 1999 fiscal six-month period primarily as a result of net cash used in operating activities of $45.6 million, capital expenditures of $35.2 million, and net cash of $8.4 million used in acquisitions. These uses of cash were offset in part by the receipt of $34.9 million of net cash proceeds from the sale of assets and employee stock purchases.

      On December 23, 1997, in connection with the Rykoff-Sexton acquisition, U.S. Foodservice entered into a new credit facility which provides for a $550 million five-year revolving credit facility and a $200 million revolver/term loan facility which is renewable annually. The borrowers under the credit facility are U.S. Foodservice's two principal operating subsidiaries. The credit facility is guaranteed by U.S. Foodservice's other subsidiaries and by U.S. Foodservice. Initial borrowings under the credit facility were used to repay the former JP Foodservice revolving line of credit loans and senior notes due 2004 and the former Rykoff-Sexton revolving and term loan facilities. The total debt repaid was approximately $551.0 million. Amounts borrowed under the credit facility bear interest at the option of U.S. Foodservice at a rate equal to the sum of LIBOR, a specified prime rate, or the federal funds rate plus
 .5%, and an applicable margin. The applicable margin will vary from .175% to .55%, based on a formula tied to U.S. Foodservice's level of indebtedness from time to time. Annual facility fees are based on the same formula and vary between .055% and .2%. At December 26, 1998, borrowing rates were based on LIBOR plus an applicable margin of .35% and averaged 5.55%, excluding amortization of deferred financing costs. The credit facility includes a $75 million facility for standby and commercial letters of credit and a $50 million swing-line facility for same-day borrowings. At December 26, 1998, $645.5 million of borrowings and $37.5 million of letters of credit were outstanding under the credit facility and an additional $67.0 million remained available to finance U.S. Foodservice's working capital needs and to meet its other liquidity requirements. The credit facility includes a number of covenants which require U.S. Foodservice to maintain financial ratios and restrict U.S. Foodservice's ability to incur additional indebtedness and pay cash dividends.

      From time to time, U.S. Foodservice acquires other foodservice businesses. U.S. Foodservice may acquire any such business for cash, common stock or a combination of cash and common stock. Accordingly, management may determine that it is necessary or desirable to obtain financing for acquisitions through additional bank borrowings or the issuance of new debt or equity securities.

      U.S. Foodservice believes that the combination of cash flow generated by its operations, additional capital leasing activity, sales of duplicate assets, sales of accounts receivable under its securitization arrangements and borrowings under the credit facility will be sufficient to enable it to finance its growth and meet its currently projected capital expenditures and other liquidity requirements for at least the next twelve months.

Information Systems and the Impact of the Year 2000 Issue

      The Year 2000 issue results from a programming convention in which computer programs use two digits rather than four to define the applicable year. Software and hardware may recognize a date using "00" as the year 1900, rather than the year 2000. Such an inability of computer programs to recognize a year that begins with "20" could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

      U.S. Foodservice's Program. U.S. Foodservice has undertaken a program to address the Year 2000 issue with respect to the following:

    . U.S. Foodservice's information technology and operating systems, including its billing, accounting and financial reporting systems;

    . U.S. Foodservice's non-information technology systems, such as buildings, plant, equipment, telephone systems and other infrastructure systems that may contain embedded microcontroller technology;

    . selected systems of U.S. Foodservice's major vendors and significant service providers, insofar as these systems relate to U.S.
       Foodservice's business activities with such parties; and

    . U.S. Foodservice's significant customers, insofar as the Year 2000 issue relates to U.S. Foodservice's ability to provide services to these customers.

As described below, U.S. Foodservice's Year 2000 program involves:

    .  an assessment of the Year 2000 problems that may affect U.S.
       Foodservice;

    . the development and testing of remedies to address the problems discovered in the assessment phase; and

    . the preparation of contingency plans to deal with worst case scenarios.

      Assessment Phase. To determine the extent to which its internal systems are vulnerable to the Year 2000 issue, U.S. Foodservice is currently evaluating the systems that are date sensitive, including its internal systems and the systems of its major vendors, and significant service providers and customers. U.S. Foodservice has completed its evaluation of its internal systems. U.S. Foodservice's 38 full-service distribution centers, three specialty products and equipment and supply warehouses, and corporate headquarters currently use various information systems to process transactions and meet financial reporting needs. Most of these systems are not fully Year 2000 compliant. As of December 26, 1998, information systems used by 11 of the distribution centers were Year 2000 compliant. In the third quarter of fiscal 1999, U.S. Foodservice expects to complete the process of sending letters to its major vendors and significant service providers and customers, requesting them to provide U.S. Foodservice with detailed, written information concerning existing or anticipated Year 2000 compliance by their systems insofar as the systems relate to these parties' business activities with U.S. Foodservice. U.S. Foodservice is currently evaluating responses on Year 2000 compliance from the third parties who have responded to U.S. Foodservice's inquiries. U.S. Foodservice expects that it will complete its assessment of third-party issues by April 30, 1999.

        Remediation and Testing Phase. The activities conducted during the remediation and testing phase are intended to address potential Year 2000 problems in internally-developed computer software and in U.S. Foodservice's other information technology and non-information technology systems in an attempt to demonstrate that this software will be made substantially Year 2000 compliant on a timely basis. In this phase, U.S. Foodservice has evaluated the program applications and identified Year 2000 problems and is currently attempting to remediate these problems and individually test the applications to confirm that the remediating changes are effective and have not adversely affected the functionality of the applications. U.S. Foodservice is undertaking similar remediation and testing with respect to the hardware and other equipment that runs or is run by the software. After the individual applications and system components have undergone remediation and testing phases, U.S. Foodservice will conduct integrated testing for the purpose of demonstrating functional integrated systems operation. Following completion of its internal, integrated systems testing, U.S. Foodservice intends to conduct laboratory-simulated integrated systems testing in an attempt to demonstrate substantial Year 2000 compliance of U.S. Foodservice's systems as they interface with external systems and equipment of U.S. Foodservice's major vendors and significant service providers and customers.

        During fiscal 1998, among other activities, U.S. Foodservice replaced information processing systems, consisting of hardware and software, at five distribution centers, initiated software remediation efforts at 15 distribution centers, and installed new payroll and human resources information systems at 14 distribution centers and its corporate headquarters. As of the date of this prospectus, U.S. Foodservice has initiated software and hardware remediation efforts at the remaining distribution centers and its corporate headquarters. U.S. Foodservice currently seeks to have most of its software remediated by March 1999 and to have all of its information systems at its distribution centers and its corporate headquarters remediated, tested and Year 2000 compliant by July 1999.

      Contingency Plans. U.S. Foodservice is developing contingency plans to handle its most reasonably likely worst case Year 2000 scenarios, which it has not yet identified fully. U.S. Foodservice intends to complete its determination of worst case scenarios after it has received and analyzed responses to substantially all of the inquiries it has made of third parties. U.S. Foodservice intends to complete the development of its contingency plans by June 30, 1999.

      Costs Related to the Year 2000 Issue. As of December 26, 1998, U.S. Foodservice had incurred approximately $1.5 million in costs for its Year 2000 program. These costs do not include internal staff costs, consisting principally of payroll costs, incurred on Year 2000 matters, because U.S. Foodservice does not separately track these internal staff costs. As of December 26, 1998, U.S. Foodservice also had made approximately $12.0 million of capital expenditures on new information processing systems that are already Year 2000 compliant. U.S. Foodservice currently estimates that it will incur additional costs, which are not expected to exceed $5.0 million, excluding internal staff costs, to complete its Year 2000 compliance work with respect to U.S. Foodservice's major information systems. Of these additional costs, approximately $3.0 million of costs are expected to be incurred during fiscal 1999 and approximately $2.0 million of costs are expected to be incurred during fiscal 2000. These costs will be expensed as incurred. Actual costs may vary from the foregoing estimates based on U.S. Foodservice's evaluation of responses to its third-party inquiries and on the results of its remediation and testing activities. U.S. Foodservice expects to fund its Year 2000 remediation costs out of the cash flows generated by its operations. U.S. Foodservice has not deferred any of its material information technology projects to date as a result of the Year 2000 issue. U.S. Foodservice currently believes that the costs to resolve compliance issues with respect to other information systems and its non-information technology systems will not be material.

      Risks Related to the Year 2000 Issue. Although U.S. Foodservice's Year 2000 efforts are intended to minimize the adverse effects of the Year 2000 issue on its business and operations, the actual effects of the issue and the success or failure of U.S. Foodservice's efforts described above cannot be known until the year 2000. Failure by U.S. Foodservice and its major vendors and significant service providers and customers to address adequately their respective Year 2000 issues in a timely manner, insofar as these issues relate to U.S.

Foodservice's business, could have a material adverse effect on U.S. Foodservice's business, results of operations and financial condition.

Changes in Accounting Standards

      During 1997 and 1998, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS Nos. 130 and 131 generally require additional financial statement disclosure. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

      In accordance with these pronouncements, U.S. Foodservice adopted SFAS No. 130 in the first quarter of fiscal 1999 and will adopt SFAS No. 131 in the second half of fiscal 1999 and SFAS No. 133 in fiscal 2000. U.S. Foodservice is currently evaluating the impact, if any, that SFAS No. 133 will have on its consolidated financial statements.

      During 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities. Statement of Position No. 98-5 requires that costs incurred during a start-up activity be expensed as incurred and that the initial application of this Statement of Position, as of the beginning of the fiscal year in which it is adopted, be reported as a cumulative effect of a change in accounting principle. U.S. Foodservice expects to adopt Statement of Position 98-5 in fiscal 2000. U.S. Foodservice does not expect the cumulative effect of adoption to be material.

Quantitative and Qualitative Disclosures About Market Risk

      U.S. Foodservice's major market risk exposure is to changing interest rates. U.S. Foodservice's policy is to manage interest rates through the use of a combination of fixed and floating rate debt. U.S. Foodservice uses interest rate swap, cap and collar contracts to manage its exposure to fluctuations in interest rates on floating long-term debt. U.S. Foodservice has implemented management monitoring processes designed to minimize the impact of sudden and sustained changes in interest rates.

      As of December 26, 1998, U.S. Foodservice's long-term indebtedness consisted of fixed rate and variable rate debt of $55.7 million and $681.4 million, respectively, with an aggregate estimated fair value of approximately $738 million. Outstanding borrowings under U.S. Foodservice's long-term debt agreements generally only require periodic interest payments with principal due at maturity. At December 26, 1998, $655.5 million of U.S. Foodservice's long-term indebtedness was due in fiscal 2002, with the balance due after 2003. Substantially all of U.S. Foodservice's floating rate debt is based on LIBOR. U.S. Foodservice has effectively capped its interest rate exposure at 7.85% on approximately $400.0 million of its floating rate debt through June 30, 1999. In addition, U.S. Foodservice has capped its interest exposure on an additional $129 million of floating rate debt at 8.875% through November 1, 2003.

      In addition, U.S. Foodservice sells accounts receivable on a revolving basis under accounts receivable securitization arrangements. In the third quarter of fiscal 1999, U.S. Foodservice increased the maximum amount of receivables eligible for sale under these arrangements from $250 million to $353 million. The proceeds received from sales of receivables under these arrangements, which are accounted for under SFAS No. 125, are based to a large extent on LIBOR. For information about U.S. Foodservice's receivable securitization arrangements, see note 8 to the audited consolidated financial statements appearing elsewhere in this prospectus. U.S. Foodservice also uses fixed-rate capital leases to finance some of its trucks and trailers.

      Currently, U.S. Foodservice does not use foreign currency forward contracts or commodity contracts and does not have any material foreign currency exposure.

                                    BUSINESS

      We are the nation's second largest publicly-traded broadline foodservice distributor based on our 1998 fiscal year net sales of $5.5 billion. We sell food and related products to restaurants and other institutional foodservice establishments through our national distribution network, which provides geographic access to more than 85% of the U.S. population. We market and distribute more than 40,000 national and proprietary brand items to over 130,000 foodservice customers, including restaurants, hotels, healthcare facilities, cafeterias and schools. This broad product line allows us to meet substantially all of the food and related supply needs of our diverse customer base of independent "street" and multi-unit "chain" businesses, which include Ruby Tuesday, Subway, Buffet's, Inc., Perkins Family Restaurants and Pizzeria Uno.

      From our 1994 fiscal year through our 1997 fiscal year, we achieved compound annual net sales growth of approximately 18% and compound annual earnings per share growth of approximately 29%, excluding extraordinary and non-recurring items and before restatement of our historical results for acquisitions accounted for as poolings of interests and before giving effect to the Rykoff-Sexton acquisition. We supplement our internal growth with an active program of strategic acquisitions to take advantage of the ongoing consolidation in our industry. Since we became a public company in 1994, we have acquired 11 foodservice businesses with combined net sales of over $900 million, as well as Rykoff-Sexton, Inc., which was the nation's third largest broadline foodservice distributor based on fiscal 1997 net sales of
$3.5 billion. Despite our substantial growth, our 1998 fiscal year net sales of $5.5 billion represented less than 4% of the approximately $147 billion of 1998 net sales generated by the foodservice distribution industry as a whole. Because the foodservice distribution industry remains highly fragmented and there are factors promoting consolidation in the industry, we believe we have a significant opportunity to continue to add to our net sales through acquisitions. We seek to increase penetration of our current markets through acquisitions of small, privately owned distributors that we fold into our existing operations and to expand into new markets through acquisitions of larger-sized distributors. We typically have been able to improve the profitability of acquired businesses by:

    .  eliminating redundant overhead expenses;

    . reducing distribution and warehouse expenses by eliminating overlapping delivery routes and duplicate warehouse facilities;

    .  lowering the cost of financing working capital; and

    . improving gross margins by using our purchasing power to reduce the cost of goods sold.

      We acquired Rykoff-Sexton because of the substantial benefits which we expected to realize from the acquisition, including substantial cost savings and revenue opportunities, nationwide distribution capabilities which would allow us to extend regional relationships, and increased customer and market diversity. We have accounted for the acquisition, which we completed on December 23, 1997, as a pooling of interests. We believe our operating cost reductions and interest savings from the integration of Rykoff-Sexton, on a pre-tax basis, exceeded $20 million in our 1998 fiscal year and $17 million in the first two quarters of our fiscal 1999 year. Based on these results and the status of our integration plan, we anticipate that our annualized operating cost reductions and interest savings in our 1999 fiscal year will total approximately $35 million on a pre-tax basis. On February 27, 1998, we changed our corporate name from JP Foodservice, Inc. to U.S. Foodservice to reflect our newly acquired nationwide distribution capabilities.

      U.S. Foodservice is a holding company that conducts its operations through wholly owned subsidiaries. U.S. Foodservice was organized in 1989 under the laws of the State of Delaware.

Foodservice Distribution Industry

      Companies in the foodservice distribution industry purchase, store, market and transport food products, paper products and other supplies and food-related items to establishments that prepare and serve meals to be eaten away from home. Net sales for the foodservice industry were approximately $147 billion in 1998. For the period from 1985 to 1998, total net sales for the foodservice distribution industry increased at a compound annual rate of approximately 5%. Although the foodservice distribution industry is large and growing, it remains extremely fragmented, with over 3,000 companies in operation in 1998. Most of these companies are small, privately owned enterprises supplying a limited number of products within local or regional markets.

      In recent years, the industry has experienced substantial consolidation as larger distributors have acquired small and regional distributors and have used their superior competitive position to grow at the expense of smaller distributors. The growth rate for the largest broadline foodservice distributors substantially exceeded the growth rate for the industry as a whole during the period from 1985 to 1998. In 1985, the top ten broadline foodservice distributors, ranked on the basis of their 1985 net sales, had aggregate net sales of approximately $8 billion, while by 1998 the top ten broadline foodservice distributors, ranked on the basis of their 1998 net sales, had aggregate net sales of approximately $37 billion. The increase in aggregate net sales of the ten largest broadline distributors from 1985 to 1998 represents a compound annual growth rate of approximately 13%, or more than twice the compound annual growth rate for the entire foodservice distribution industry for that period. We believe that this growth resulted from factors that include the advantages of large-scale purchasing and distribution, warehousing efficiencies, industry consolidation, the desire of foodservice customers to use fewer vendors and heightened food safety concerns. The following table illustrates the impact of these trends on the percentage of total net sales in the foodservice industry generated by the largest broadline distributors during the periods indicated.

                                                            Percentage of
                                                         Industry Net Sales
                                                             Year Ended
                                                            December 31,
                                                         ---------------------
                                                           1985        1998
                                                         ---------   ---------
Ten largest broadline distributors......................     10%         25%
Fifty largest broadline distributors....................     22          30

      U.S. Foodservice anticipates further consolidation in the industry as smaller specialty distributors confront increasingly difficult competitive challenges from broadline companies that have access to the significant capital needed to construct and equip large, efficient distribution centers, maintain a modern fleet of delivery vehicles and develop the sophisticated information systems required for cost-efficient operations. We believe that large, well-capitalized broadline distributors generally have benefited from continuing industry growth as well as from favorable demographic trends. In recent years, consumers have spent an increasing percentage of their food dollars on meals eaten away from home. This trend reflects such demographic factors as the aging of the "baby-boomer" segment of the population, the growth of single parent and dual-income households and consumers' increased desire for speed and convenience. In addition, forecasted expansion of many chain restaurants is anticipated to generate additional sales volume for broadline distributors that can satisfy the product and delivery requirements of this customer segment. We expect that these demographic trends and industry growth will continue into the foreseeable future.

Growth Strategies

      One of our principal strategic objectives is to outpace the growth of the foodservice industry overall. We employ the following growth strategies to achieve this objective:

      Targeting profitable customer segments with value-added services. We focus our growth initiatives on segments of our business, such as family dining, healthcare, business and industry, where we can provide an array of value-added services. These services include management support and assistance, service programs for specialized foodservice markets and targeted publications. In addition, we direct our proprietary brand product development to satisfy an increasing demand for ethnic foodservice specialties, such as Italian-style and Mexican-style products.

      Improving operating efficiencies by further penetration of existing accounts. We believe that our profitability depends largely on our local market share and local economies. Our market share and large-scale operations allow us to exercise price leadership in a market, spread distribution costs over a larger customer base and operate warehouses more efficiently. We seek to increase local market share by gaining a larger share of existing customers' purchases and by establishing new accounts within our service areas. The increased net sales we achieve in a local market promote operational efficiencies in the distribution center serving that market.

      Increasing sales of our proprietary brand items. Our proprietary brand items enable us to offer customers alternatives to comparable national brands across a wide range of prices. Our strategy is to increase sales of our proprietary brand items through advertising, promotional activities and training of our sales force. Proprietary brands help to promote customer loyalty and generally enhance our profitability and the profitability of our customers.

      Targeting existing and new chain accounts. We support the growth of our existing chain accounts, many of which are experiencing more rapid sales growth than other types of foodservice businesses. Because of the proven concepts of these chains and the operating economies accruing to their large-scale operations, we believe that the future growth prospects for these chains are significant. We also target new chain customers that can benefit from our existing product line and service capabilities, both of which we significantly augmented by our acquisition of Rykoff-Sexton.

      Increasing sales to street accounts. We pursue a long-term strategy of increasing street account sales as a percentage of net sales by attempting to expand sales to street customers at a faster rate than sales to chain customers. We continue to invest in our street account sales force by hiring and training new salespeople and developing the skills of existing employees.

      Pursuing selected acquisition opportunities. A significant portion of our sales growth in recent years has resulted from acquisitions. We believe we can enhance the results of operations of acquired businesses by eliminating redundant overhead expenses, lowering costs of goods sold by increasing purchasing power, adding our proprietary brands to the product lines of the acquired businesses, and integrating those businesses into our marketing programs, centralized purchasing operations and management information systems. We enhance our ability to compete for acquisition opportunities with other foodservice businesses through our market leadership, national operations and financial resources, which include access to the public capital markets.

      Continuing our integration of Rykoff-Sexton. Our December 1997 acquisition of Rykoff-Sexton has provided us with enhanced profit opportunities. We believe our operating cost reductions and interest savings from the integration of Rykoff-Sexton, on a pre-tax basis, exceeded $20 million in fiscal 1998 and $17 million in the first two quarters of fiscal 1999. Based on these results and the status of our integration plan, we anticipate that our annualized operating cost reductions and interest savings in fiscal 1999 will total approximately $35 million on a pre-tax basis. Our acquisition of Rykoff-Sexton also has provided us with substantial revenue opportunities. These opportunities include using nationwide distribution capabilities to expand regional relationships with chain accounts, increasing sales to Rykoff-Sexton's specialty item customers by marketing broadline foodservice products, and bringing Rykoff-Sexton's specialty, imported, and equipment and supply products to JP Foodservice customers.

Market Leadership

      We believe we have a leading position in substantially all of the service areas that we supply from our 38 full-service distribution centers nationwide. We attribute our leadership position to the following competitive strengths:

      Experienced Management Team Focused on Revenue and Profitability
Growth. Our managers are primarily executives who served as officers of JP Foodservice before its acquisition of Rykoff-Sexton. From our 1994 fiscal year through our 1997 fiscal year, we achieved compound annual net sales growth of approximately 18% and compound annual earnings per share growth of approximately 29%, excluding extraordinary and nonrecurring items and before restatement of our historical results for acquisitions accounted for as poolings of interests and before giving effect to the Rykoff-Sexton acquisition. Over the same period, we augmented our internal net sales growth by the successful integration of six acquired businesses and increased our operating income margin from 2.9% in our 1994 fiscal year to 3.6% in our 1997 fiscal year. Jim Miller, our President and Chief Executive Officer, Mark Kaiser, our Executive Vice President of Sales, Marketing and Procurement, and Lew Hay, our Chief Financial Officer, average over 20 years of experience in the foodservice industry.

      Nationwide Distribution Capabilities. The scope of our distribution network allows us to expand chain account relationships on a national basis and to offer our growing chain customers a consistent array of products and services across the United States. In addition, our large-sale operations provide us with a significant market presence and operating efficiencies. We use these advantages to provide our street customers with a complete range of products and services at competitive prices.

      Low Cost Structure. Our operating structure enables us to realize economies of scale by centralizing functions such as purchasing, management information systems, finance, accounting, advertising and promotion, while decentralizing sales and distribution operations and profit and loss responsibility. This structure enhances our operating efficiencies and cost savings while still allowing branch-level management to respond to customer needs in each market. We also benefit from the scale and efficiency of our modern distribution centers, which enable us to realize cost savings in branch overhead, warehouse operations and transportation services.

      Large and Diverse Customer Base. We market and distribute to over 130,000 foodservice customers nationwide. The size of our customer base reduces our dependence on any individual customer or chain account to sustain growth or profitability. In our 1998 fiscal year, sales to independent street customers represented approximately 61% of our net sales. During the same period, sales to our ten largest customers represented approximately 17% of our net sales, while no single customer accounted for more than 3% of our net sales.

      Extensive High Quality Product Line. Our product line of more than 40,000 national and proprietary brand items is one of the largest in the industry. Compared to our principal competitors, we devote a larger portion of our product line to national brand products, which accounted for approximately 73% of our net sales in our 1998 fiscal year. We also offer customers a full line of quality-assured, value-priced private brand products and high quality signature brand products. Unlike some of our competitors, we use centralized purchasing, which promotes a consistently high level of quality for our proprietary brand products throughout our distribution network.

      Superior Customer Service. Our focus on customer service ensures accurate fulfillment of customer orders and on-time product delivery. We maintain a high level of responsiveness to customer needs by employing a decentralized operating strategy at the branch level and by providing an array of value-added services designed to assist our customers in managing their foodservice operations more efficiently and profitably. Our value-added services include advice and assistance on product selection, menu planning and recipes, nutritional information, inventory analysis, product costing and marketing strategies, as well as on-site training of customer personnel.

Products

      In fiscal 1998, we offered to the foodservice industry a single source of supply for more than 40,000 national and proprietary brand items.

      Food Products. Our food products include canned fruits and vegetables, tomatoes and tomato products, juices, syrups, dressings and salad oils, baking supplies, spices, condiments, sauces, jellies and preserves, coffee, tea and fountain goods, prepared convenience entrees, dairy and other refrigerated products, fresh produce, fresh meats, seafood, poultry, desserts, dietary foods, imported and domestic cheeses and specialty and gourmet imported items.

      Frozen foods include soups, prepared convenience entrees, bakery products, fruits and vegetables, desserts, meat, poultry, seafood and other frozen products customarily distributed to the foodservice industry.

      Many of our product offerings feature "center-of-the-plate" entree selections.

      Janitorial and Paper Products. U.S. Foodservice's non-food products include janitorial supplies such as detergents and cleaning compounds; plastic products such as refuse container liners, cutlery, straws and sandwich bags; and paper products such as disposable napkins, cups, hats, placemats and coasters.

      Equipment and Supplies. We distribute light restaurant equipment and supply items, including cookware, glassware, dinnerware and other commercial kitchen equipment.

      The following table shows the product categories of the items sold by U.S. Foodservice and the percentage of our net sales generated by product category and by contract and design services during fiscal 1998:

                                                                     Percentage
                                                                    of Net Sales
                                                                    ------------
      Canned and dry products......................................      30%
      Meats........................................................      16
      Other frozen foods...........................................      14
      Dairy products...............................................       9
      Paper products...............................................       8
      Poultry......................................................       8
      Seafood......................................................       6
      Perishable food products.....................................       3
      Equipment and supplies.......................................       3
      Janitorial supplies..........................................       2
      Contract and design services.................................       1
                                                                        ---
                                                                        100%
                                                                        ===

      National Brands. We supply more than 32,000 national brand items, which represented approximately 73% of our net sales in fiscal 1998. We believe that national brands are attractive to chain accounts and other customers seeking consistent product quality throughout their operations. Our national brand strategy has promoted closer relationships with many national suppliers, which provide important sales and marketing support to U.S. Foodservice.

      Proprietary Brands. Our proprietary brands enable us to offer our customers an exclusive and expanding line of product alternatives to comparable national brands across a wide range of prices. Proprietary brands typically carry higher margins than comparable national brand products and at the same time help to promote customer loyalty. Our two-tier proprietary brand strategy emphasizes our private brands as a direct alternative to national brand items and our signature brands as foodservice "concepts" and specialties, such as ethnic and gourmet product offerings.

      . Private Brands. We offer our customers an expanding line of products under our various private brands. We currently offer over 8,000 private brand products, including frozen and canned goods, fruits, vegetables and meats, under the following private labels:
        Rykoff-Sexton Connoisseur(TM) (highest quality), U.S. Foodservice Blue(TM), U.S. Foodservice Red(TM), Chef's Variety(R), Harvest Value(R), U.S. Foodservice Cattleman's Choice(TM), U.S.
        Foodservice Cattleman's Selection(TM), Magnifry(R) and Magnifries(TM). U.S. Foodservice also markets diet-
         modified products under the brand name Health.Diet.Life(R) and a sugar substitute and artificial sweetener under the brand names Allowance(R) and Allowance II(TM). We market restaurant equipment and supplies under the Serco Restaurant brand and cleaning products under the Clean Pride(R) brand. We have developed the multi-tier quality system to meet the specific requirements of different market segments.

      . Signature Brands. We offer our customers an exclusive and expanding line of signature products which are comparable in quality to national brand items and priced competitively with such items. We market these products under the names Roseli(R) (Italian-style products), Hilltop Hearth(R) (bread and bakery products), Cross Valley Farms(TM) (processed fruits and vegetables), Patuxent Farms(R) (processed meats), el Pasado Authentic Mexican Cuisine with a Touch of the Past(R) (Mexican-style products), Rituals(R) (gourmet coffee), Pacific-Jade(R) (Oriental-style products), and Harbor Banks(R) (seafood products). We currently offer over 3,000 signature brand items.

      We have increased the percentage of our proprietary brand sales from less than 25% at the beginning of fiscal 1996 to approximately 27% at the end of fiscal 1998. We historically have sold a significantly lower proportion of proprietary brand products than our primary competitors, whose proprietary brand sales have accounted for approximately 30% to over 60% of their sales volume. We believe there is a significant opportunity for growth of our proprietary brand sales.

      U.S. Foodservice is currently consolidating the proprietary brands marketed by JP Foodservice and Rykoff-Sexton prior to its acquisition by JP Foodservice, a process which we expect will be substantially completed in fiscal 1999. Although we intend to continue to emphasize sales of national brand products, we plan to expand sales of our proprietary brand product lines through national and local advertising, promotional activities, and training of our sales force regarding the attributes of these products.

Services

      To strengthen our customer relationships and increase account penetration, we offer the following types of value-added services:

      Management Support and Assistance. Our sales force assists customers in managing their foodservice operations more efficiently and profitably by providing advice and assistance on product selection, menu planning and recipes, nutritional information, inventory analysis and product costing and marketing strategies. We also provide on-site training of customer personnel.

      Specialized Market Services. We offer services and programs tailored to specialized markets. For example, through an integrated service program, we provide healthcare service providers with special nutritional plans, customized software packages such as directAdvantage(TM), a variety of marketing services and on-site training of institutional personnel. To be eligible to participate in this program, healthcare institutions must maintain a specified minimum volume of purchases from U.S. Foodservice.

      Publications. We promote active customer use of our other products and services through the distribution of professionally printed publications, including our quarterly magazines, Quintessential(TM) and Healthnext(TM). Our publications highlight selected products, including proprietary brand items, present menu suggestions, provide nutritional information and include recipes using our products. Customers also may participate, at no cost, in our recipe program in which we furnish participants every two weeks with recipe cards that describe new menu concepts.

Customers

      U.S. Foodservice's customer base of over 130,000 accounts encompasses a wide variety of foodservice establishments. The following table shows the segments of our customer base by type of customer for fiscal 1998:

                                                                     Percentage
                                                                    of Net Sales
                                                                    ------------
      Restaurants (limited and full menu)..........................      63%
      Hotels and casinos...........................................       9
      Healthcare institutions......................................       9
      Schools and colleges.........................................       8
      Other........................................................      11
                                                                        ---
                                                                        100%
                                                                        ===

      Street Customers. U.S. Foodservice's street customers are independent restaurants, hotels, schools and other foodservice businesses. Street customers are serviced directly by our commission sales personnel who personally call on customers, place orders, coordinate product delivery and provide the services offered to these customers.

      Street accounts represented approximately 61% of our net sales in fiscal 1998. We pursue a long-term strategy of increasing street account sales as a percentage of net sales by attempting to expand sales to street customers at a faster rate than sales to chain customers.

      Chain Customers. The majority of U.S. Foodservice's chain customers consist of franchises or corporate-owned units of national or regional family dining and other restaurant "concepts" and, to a lesser extent, hotels and other regional institutional operators. We have developed strong working relationships with many of our chain accounts, which have enabled these accounts, in conjunction with U.S. Foodservice, to develop distribution programs tailored to precise delivery and product specifications. These distribution programs have created operating and cost efficiencies for both the chain customers and U.S. Foodservice. Chain customers generally are serviced by salaried sales and service representatives who coordinate the procurement and delivery of all products throughout the system from a central location. Gross profit margins generally are lower for chain customers than for street customers. However, because there are typically no commission sales costs related to chain account sales and because chain customers usually have larger deliveries to individual locations, sales and delivery costs generally are lower for chain accounts than for street accounts.

      Chain accounts represented approximately 39% of our net sales in fiscal 1998. Our business strategy emphasizes supporting the growth of our existing chain accounts. Many of our current chain customers, primarily restaurants, are experiencing more rapid sales growth than other types of foodservice businesses. We also target new chain customers which we believe represent attractive growth opportunities.

      No single customer accounted for more than 3% of our net sales in fiscal 1998. Consistent with industry practice, we generally do not enter into contracts with our customers that may not be canceled by either party at its option.

Sales and Marketing

      U.S. Foodservice's principal marketing activities at June 27, 1998 were conducted by approximately 2,000 street sales, 250 chain sales and 430 customer service representatives. Our sales and service representatives are responsible for soliciting and processing orders, servicing customers by telephone, reviewing account balances and assisting with new product information. In addition, our sales representatives advise customers on menu selection, methods of preparing and serving food and other operating issues. We provide an in-house training program for our entry-level sales and service representatives, which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel.

      Our commission program is designed to reward account profitability and promote sales growth in our street accounts. Our strategy is to measure the profitability of each street account and product segment and to modify our incentive program accordingly.

      We maintain sales offices at each of our 38 full-service distribution centers and at 26 additional locations in 13 states. We employ sales and marketing staff at both the corporate and branch levels to solicit and manage relationships with multi-unit chain accounts.

      We supplement our market presence with advertising campaigns in national and regional trade publications, which typically focus on our services and our ability to service targeted industry segments. We support this effort with a variety of promotional services and programs, including our quarterly magazines and recipe program.

Distribution

      We distribute our products out of our 38 full-service distribution centers and extend this geographic coverage through remote distribution facilities. Our Targeted Specialty Services division warehouses and redistributes, out of three warehouses, to the distribution centers a full line of restaurant equipment and supplies, imported specialty food products and proprietary products. This division allows U.S. Foodservice's distribution centers to offer a more varied product mix while maintaining local inventories at efficient levels. Our customers generally are located within our principal geographic service areas, which we define as the areas within a 150-mile radius of each of our full-service distribution centers. Our distribution network enables us to serve customers outside of our principal service areas. Services to both street and chain customers are supported by the same distribution facilities and equipment.

      Our 38 full-service distribution centers have a total of approximately seven million square feet of warehouse space. Each distribution center operates from a warehouse complex that contains dry, refrigerated and frozen storage areas as well as office space for sales, marketing, distribution and administrative personnel.

      Products are delivered to U.S. Foodservice's distribution centers by manufacturers, common carriers and U.S. Foodservice's own fleet of trucks. We employ management information systems which enable us to lower our inbound transportation costs by making more efficient use of our own fleet of trucks or by consolidating deliveries into full truckloads. Orders from multiple suppliers or multiple distribution centers are consolidated into single truckloads for efficient use of available vehicle capacity and return-trip hauls.

      Orders typically are entered electronically by the commission sales force with the appropriate distribution center through a hand-held computer device or laptop computer. These devices facilitate order entry through the use of pre-coded price lists which automatically price orders, apply pricing controls and allow the sales representative to review the gross profit of each order at the time of sale. Customers also have the option to place orders by telephone with service representatives at each of our branches. Some of our large customers place orders through a direct connection to our mainframe computer by means of a computer terminal, personal computer or touch tone telephone, or through Tranzmit(TM), our proprietary direct order entry system.

      Under all forms of order placement, the salesperson or customer is notified immediately about product availability, which facilitates instant product substitution, if necessary. Products are reserved automatically at the time of order, thereby ensuring complete fulfillment of orders upon delivery. Customers' orders are assembled in the warehouse, sorted and shrink-wrapped to ensure order completeness. The products are staged automatically according to the required delivery sequence.

      Products are delivered door-to-door, typically on the day following placement of the order. We deliver our products through our fleet of over 2,400 tractor-trailer and straight trucks, each of which is equipped with separate temperature-controlled compartments. In dispatching trucks, U.S. Foodservice employs a computerized routing system designed to optimize delivery efficiency and minimize drive time, wait time and excess mileage. The majority of our fleet utilizes on-board computer systems that monitor vehicle speeds, fuel efficiency, idle time and other vital statistical information. We collect and analyze such data in an effort to monitor and improve transportation efficiency and reduce costs.

      In some of our geographic markets, we utilize our remote redistribution facilities to achieve a higher level of customer service. We transport our products in large tractor-trailers or double trailers to the redistribution facility, where the loads are then transferred to smaller equipment for delivery in the normal fashion.

Suppliers

      At June 27, 1998, U.S. Foodservice employed approximately 250 purchasing agents with expertise in specific product lines to purchase products for U.S. Foodservice from approximately 7,000 suppliers located throughout the United States and in other countries. Substantially all types of products distributed by U.S. Foodservice are available from a variety of suppliers, and we are not dependent on any single source of supply. We do not purchase any material portion of our product requirements under long-term supply contracts.

      We manage our purchasing operations and negotiate all major vendor programs from our corporate headquarters in Columbia, Maryland. We seek to concentrate purchases with selected suppliers to ensure access to high-quality products on advantageous terms. We cooperate closely with these suppliers to promote new and existing products. The suppliers assist in training our sales force and customers regarding new products, new trends in the industry and new menu ideas, and collaborate with us in advertising and promoting these products both through printed advertisements and through annual branch-sponsored food shows and national trade shows.

      Before our acquisition of Rykoff-Sexton, we transacted a majority of our purchasing activities centrally at our corporate headquarters. At the former Rykoff-Sexton divisions, purchases were primarily transacted locally. We believe that centralized purchasing results in lower costs through greater ordering efficiency. As part of our restructuring plan for the businesses we acquired in the Rykoff-Sexton acquisition, we are progressively centralizing at our corporate headquarters the day-to-day purchasing activities currently being performed at the former Rykoff-Sexton divisions. This transition, which is dependent upon completion of the centralization of our management information systems, is currently expected to take two to three years to complete.

      Through our purchasing department, we are able to monitor the quality of the products offered by various suppliers and ensure consistency of product quality across our distribution network. U.S. Foodservice maintains a comprehensive quality control and assurance program that, at June 27, 1998, actively involved approximately 225 employees in daily quality control activities. The program is managed by employees engaged in purchasing operations, including product group managers who each manage specific segments of the product line and product line managers who purchase products for the branches, and is supported at each branch by the merchandising manager, the branch buyer and an inventory control specialist. The quality control process includes the selection of suppliers and the policing of quality standards through product sampling at both U.S. Foodservice's corporate offices and branch locations and through visits to growing fields, manufacturing facilities and storage operations.

      We generally require our suppliers and manufacturers to maintain specified levels of product liability insurance and to name U.S. Foodservice as an additional insured on the applicable insurance policies.

Properties

      U.S. Foodservice occupies corporate headquarters in Columbia, Maryland, which consists of a total of approximately 95,000 square feet of office space, under a lease which expires in June 2003.

      U.S. Foodservice's 38 full-service distribution centers contain a total of approximately seven million square feet of warehouse space. The distribution centers range in area from approximately 75,000 square feet to approximately 525,000 square feet. The centers contain dry, refrigerated and frozen storage areas and office space for the sales and administrative operations of the branch. As part of our restructuring plan for the businesses we acquired in the Rykoff-Sexton acquisition, we consolidated some overlapping distribution centers in fiscal 1998 and plan to close additional facilities in fiscal 1999. See note 6 to the audited consolidated financial statements appearing elsewhere in this prospectus for a description of our plans to close additional distribution facilities. The following table lists the location of each of our full-service distribution centers:

Arizona                    Maryland                   Oklahoma
 Phoenix*                   Baltimore                  Oklahoma City
                            Severn
California                                            Oregon
 Daly City*                Massachusetts               Portland
 La Mirada                  Everett
 Vista*
                                                      Pennsylvania
                           Michigan                    Allentown
Connecticut                 Taylor                     Altoona
 South Windsor                                         Pittston
 Yantic                    Minnesota
                            Plymouth                  South Carolina
Florida                                                Fort Mill
 Ormond Beach              Nevada
                            Las Vegas                 Tennessee
Georgia                     Reno*                      Alcoa
 Austell*
 College Park              New Jersey                 Texas
                            Bridgeport                 Austin*
Illinois                    Englewood                  Dallas*
 Glendale Heights           Kearny*                    Lubbock
 Streator                                              Mesquite
                           New York
Indiana                     Buffalo                   Virginia
 Fort Wayne                                            Salem
                           Ohio
                            Fairfield                 West Virginia
                            Cincinnati                 Hurricane

--------
*Indicates facility leased by U.S. Foodservice, except for the Austin, Texas facility, which is partially leased and partially owned by U.S. Foodservice; all other facilities are wholly owned by U.S. Foodservice.

      U.S. Foodservice also leases in-transit warehouses in Indiana and Maryland and manages an in-transit warehouse out of a third-party facility in California.

Equipment and Machinery

      Equipment and machinery owned by U.S. Foodservice and used in our operations consist principally of electronic data processing equipment and product handling equipment. We also operate a fleet of over 2,400 vehicles, consisting of tractors, trailers and straight trucks, which are used for long hauls and local deliveries. At June 27, 1998, U.S. Foodservice owned approximately 29% of these vehicles and leased the remainder.

      We outsource our data center operations for approximately one third of our divisions. As our business needs warrant, we can either increase or decrease the amount of computer capacity we purchase upon short notice to the vendor. We believe that this arrangement provides us with more reliable and flexible service at a lower cost than we could achieve by operating our own data center for this segment of our business.

      We regularly evaluate the capacity of our various facilities and equipment and make capital investments to expand capacity where necessary. In fiscal 1998, we spent $95.5 million on capital expenditures, primarily for construction of new distribution centers in Fort Mill, South Carolina and Las Vegas, Nevada, expansion of existing distribution centers at various locations and upgrading of our management information systems. In the six months ended December 26, 1998, we spent $35.2 million on capital expenditures, primarily for facility expansion projects and continued upgrading of our management information systems. We will continue to undertake expansion or replacement of our facilities as and when needed to accommodate our growth.

Employees

      At the end of fiscal 1998, U.S. Foodservice had approximately 11,000 full-time employees, of whom approximately 240 were employed in corporate management and administration and approximately 4,200 of whom were hourly employees. Approximately 3,000 of our employees were covered by collective bargaining contracts with approximately 40 different local unions associated with the International Brotherhood of Teamsters and other labor organizations. Collective bargaining contracts covering approximately 750 of our employees will expire by May 1, 1999.

      We believe that our relations with our employees are satisfactory.

Competition

      The foodservice distribution industry is extremely fragmented, with over 3,000 companies in operation in 1998. In recent years, the foodservice distribution industry has been characterized by significant consolidation and the emergence of larger competitors. We compete in each of our markets with at least one other large national distribution company, generally SYSCO Corp. or Alliant Foodservice, Inc., as well as with numerous regional and local distributors.

      U.S. Foodservice believes that, although price is an important consideration, distributors in the foodservice industry compete principally on the basis of service, product quality and customer relations. We attribute our ability to compete effectively against smaller regional and local distributors in part to our wider product selection, the cost advantages resulting from our size and centralized purchasing operations and our ability to offer broad and consistent market coverage. We compete against other broadline distributors primarily by providing our customers with accurate and timely fulfillment of orders and an array of value-added services. U.S. Foodservice typically competes against other foodservice distribution companies and, to a lesser extent, financial investors for potential acquisitions. We believe that our financial resources and our ability to offer owners of acquisition targets an interest in the combined business through ownership of our common stock provides us with an advantage over many of our competitors.

Legal Proceedings

      From time to time, U.S. Foodservice is involved in litigation and proceedings arising out of the ordinary course of our business. There are no pending material legal proceedings or environmental investigations to which U.S. Foodservice is a party or to which any property of U.S. Foodservice is subject.

                                   MANAGEMENT

      The following table presents information regarding our executive officers and directors.

            Name             Age                     Position
            ----             ---                     --------
James L. Miller.............  50 Chairman of the Board of Directors, President
                                 and Chief Executive Officer
Lewis Hay, III..............  43 Director, Executive Vice President and Chief
                                 Financial Officer
Mark P. Kaiser..............  41 Director, Executive Vice President-Sales,
                                 Marketing and Procurement
David M. Abramson...........  46 Director, Executive Vice President and General
                                 Counsel
George T. Megas.............  46 Vice President and Chief Accounting Officer
Matthias B. Bowman..........  50 Director
Michael J. Drabb............  65 Director
Albert J. Fitzgibbons III...  53 Director
Eric E. Glass...............  58 Director
Paul I. Latta, Jr...........  55 Director
James P. Miscoll............  64 Director
Jeffrey D. Serkes...........  39 Director
Dean R. Silverman...........  47 Director
Bernard Sweet...............  74 Director

      James L. Miller has served as Chairman of the Board of Directors and Chief Executive Officer of U.S. Foodservice since July 1989 and as President of U.S. Foodservice from July 1989 to December 1997 and January 1998 to the present. From 1986 to 1989, Mr. Miller served as Executive Vice President and Chief Operating Officer of the Northern Division of PYA/Monarch, Inc., a broadline foodservice distributor. From 1983 to 1985, Mr. Miller served as Vice President and General Manager of PYA/Monarch's Northeast Division. Before joining PYA/Monarch, Mr. Miller was employed by SYSCO Corp., a broadline foodservice distributor, from 1972 to 1983, where he held the positions of Vice President of Operations, Vice President of Sales, and Vice President and General Manager.

      Lewis Hay, III has served as a director of U.S. Foodservice since 1991. He joined U.S. Foodservice in 1991 as Senior Vice President and Chief Financial Officer and was appointed Executive Vice President in September 1997. Before joining U.S. Foodservice, Mr. Hay was a Vice President and partner of Mercer Management Consulting, formerly Strategic Planning Associates, Inc., a management consulting firm, where he led the strategy consulting practice in the firm's Washington, D.C. office. Mr. Hay joined Mercer Management Consulting in 1982 and, beginning in 1986, participated in a number of consulting projects for PYA/Monarch, including the management-led leveraged acquisition of certain operations of PYA/Monarch in connection with the formation of JP Foodservice. Mr. Hay serves as a member of the Council on Finance for the Graduate School of Industrial Administration of Carnegie Mellon University and as a director of Utilities, Inc., a holding company that owns and operates water and waste water utilities.

      Mark P. Kaiser has served as a director of U.S. Foodservice since 1996 and was appointed Executive Vice President-Sales, Marketing and Procurement of U.S. Foodservice in January 1998. Previously, since 1993, he served as U.S. Foodservice's Senior Vice President-Sales, Marketing and Procurement. Mr. Kaiser served as

U.S. Foodservice's Vice President-Sales and Marketing from 1989 to 1991 and as operating executive vice president for sales, marketing and procurement from 1991 to 1993. Mr. Kaiser previously held a number of positions at PYA/Monarch, including Vice President-Sales, from 1979 to 1989.

      David M. Abramson has served as a director of U.S. Foodservice since 1994. He joined U.S. Foodservice as Senior Vice President and General Counsel in July 1996 and was appointed Executive Vice President in January 1998. He has served as Secretary of U.S. Foodservice since September 1996. Mr. Abramson was the President and Managing Principal of the law firm of Levan, Schimel, Belman & Abramson, P.A. from 1992 to 1996. Previously, Mr. Abramson was a Vice President and Principal of that firm.

      George T. Megas joined U.S. Foodservice in 1991 as Vice President-Finance, with responsibility for the accounting, treasury and finance functions, and was appointed Vice President and Chief Accounting Officer in December 1997. Mr. Megas, a Certified Public Accountant, previously served as the Corporate Controller for Strategic Planning Associates, Inc., a management consulting firm, from 1979 to 1990, when it was acquired by Mercer Management Consulting, and served as a Controller for certain regions of Mercer Management Consulting until 1991.

      Matthias B. Bowman has served as a director of U.S. Foodservice since December 1997. He has served as Vice Chairman of Investment Banking at Merrill Lynch & Co., Inc. since 1993 and as a director of Merrill Lynch Capital Partners, Inc., a private investment firm associated with Merrill Lynch & Co., Inc., since 1994. Mr. Bowman has been employed by Merrill Lynch & Co., Inc. in various capacities since 1972 and currently serves as an officer or director of several affiliates of Merrill Lynch & Co., Inc. Mr. Bowman serves as a director of Supermarkets General Holdings Corporation, SMG-II Holdings Corporation and Pathmark Stores, Inc.

      Michael J. Drabb has served as a director of U.S. Foodservice since 1994. He has served as Executive Vice President of O'Brien Asset Management, Inc., an institutional asset management firm, since August 1993. From April 1992 to July 1993, Mr. Drabb was retired. Mr. Drabb served as an Executive Vice President and a member of the cabinet of The Mutual Life Insurance Company of New York from 1989 to 1992 and was employed by The Mutual Life Insurance Company of New York from 1961 until his retirement in 1992. Mr. Drabb serves as a director of the New York Life Mainstay VP Fund, Inc. and the MONY Series Fund, Inc.

      Albert J. Fitzgibbons III has served as a director of U.S. Foodservice since December 1997. He is a partner and director of Stonington Partners, Inc., a private investment firm, a position he has held since 1993, and a partner and director of Stonington Partners, Inc. II. He also has been a director of Merrill Lynch Capital Partners since 1988 and a consultant to Merrill Lynch Capital Partners since 1994. Mr. Fitzgibbons was a partner of Merrill Lynch Capital Partners from 1993 to 1994 and Executive Vice President of Merrill Lynch Capital Partners from 1988 to 1993. Mr. Fitzgibbons also was a Managing Director of the Investment Banking Division of Merrill Lynch & Co., Inc. from 1978 to July 1994. Mr. Fitzgibbons serves as a director of Borg-Warner Security Corporation, Dictaphone Corporation, Merisel, Inc. and United Artists Theatre Circuit, Inc.

      Eric E. Glass has served as a director of U.S. Foodservice since 1996. He has served as Chairman of the Board of The Taney Corporation, a manufacturer of wooden stairway components and stairways, since 1995. Previously, from 1962 to 1995, Mr. Glass served as President of The Taney Corporation. Mr. Glass serves as a director of the Gettysburg Hospital in Gettysburg, Pennsylvania, and as a director of F&M Bancorp, which is the parent corporation of Farmers & Mechanics Bank.

      Paul I. Latta, Jr. has served as a director of U.S. Foodservice since 1996. He has served since 1993 as Senior Vice President of The Rouse Company, a real estate development and management company, where he is responsible for all retail properties. Mr. Latta previously held a number of other positions with The Rouse Company, where he has been employed since 1968.

      James P. Miscoll has served as a director of U.S. Foodservice since December 1997. He has been retired since 1992. Mr. Miscoll was previously Vice Chairman of BankAmerica Corporation. He serves as a director of American International Group, Inc., MK Gold Company, U.S. Rentals, Inc. and 20th Century Industries.

      Jeffrey D. Serkes has served as a director of U.S. Foodservice since 1996. He has been Vice President and Treasurer of International Business Machines Corporation since January 1995 and served as Assistant Treasurer of IBM from August 1994 to December 1994. From 1987 to August 1994, Mr. Serkes held a number of positions with RJR Nabisco, Inc., a manufacturer and marketer of consumer packaged goods, including Vice President and Deputy Treasurer and Vice President and Assistant Treasurer, Corporate Finance. Mr. Serkes serves as a director of IBM Credit Corporation.

      Dean R. Silverman has served as a director of U.S. Foodservice since 1996. He has served since 1993 as President of Dean & Company Strategy Consultants, Inc., a strategic management consulting company located in Vienna, Virginia. Prior to 1993, Mr. Silverman was a director of Mercer Management Consulting and headed that organization's strategy consulting practice.

      Bernard Sweet has served as a director of U.S. Foodservice since December 1997. He has been retired since 1985. Mr. Sweet previously was President and Chief Executive Officer of Republic Airlines, Inc. He serves as a director of G&K Services, Inc.

      The selling stockholders affiliated with Merrill Lynch & Co., Inc. appointed Matthias B. Bowman and Albert J. Fitzgibbons III to the U.S. Foodservice board of directors upon consummation of the Acquisition as provided for in the merger agreement relating to the Acquisition. See "Principal and Selling Stockholders." Upon consummation of the offerings, the Merrill Lynch selling stockholders intend to request that Messrs. Bowman and Fitzgibbons resign from their positions on the board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      The following table presents information, as of January 31, 1999, regarding the beneficial ownership of our common stock by:

  .each person known to us to be the beneficial owner of more than 5% of our common stock;,

  .each director of U.S. Foodservice;,

  .each executive officer of U.S. Foodservice;,

  .all directors and executive officers of U.S. Foodservice as a group; and

  .the selling stockholders both before and after giving effect to their sale of the shares offered by this prospectus.

      Under SEC rules, beneficial ownership of our common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right.

                                       Shares                        Shares
                                    Beneficially         Shares   Beneficially
                                    Owned Before          Being    Owned After
                                    Offerings(1)         Offered  Offerings(1)
                                   -------------------- --------- -------------
  Name and Address of Beneficial    Number               Number    Number
              Owner                of Shares         %  of Shares of Shares  %
  ------------------------------   ---------       ---- --------- --------- ---
Merrill Lynch Entities(2)......... 7,808,898       16.2 7,808,898         0  0
 c/o Merrill Lynch Capital
 Partners, Inc.
 225 Liberty Street
 New York, New York 10080
T. Rowe Price Associates,
 Inc.(3).......................... 3,833,157        7.9       0   3,833,157 7.9
 100 E. Pratt Street
 Baltimore, Maryland 21202
J. Christopher Reyes..............   354,819         *    354,819     3,604  *
M. Jude Reyes.....................   354,819         *    354,819     3,604  *
David K. Reyes....................   177,410         *    177,410     1,801  *
David M. Abramson(4)..............    29,481         *          0    29,481  *
Matthias B. Bowman................ 7,847,648(5)    16.3         0    38,750  *
Michael J. Drabb(6)...............    10,000         *          0    10,000  *
Albert J. Fitzgibbons III......... 6,422,430(7)    13.3         0     7,750  *
Eric E. Glass(8)..................     7,900         *          0     7,900  *
Lewis Hay, III(9).................    86,962         *          0    86,962  *
Mark P. Kaiser(10)................    74,689         *          0    74,689  *
Paul I. Latta, Jr.(11)............     6,250         *          0     6,250  *
George T. Megas(12)...............    32,962         *          0    32,962  *
James L. Miller(13)...............   335,041         *          0   335,041  *
James P. Miscoll(14)..............    11,157         *          0    11,157  *
Jeffrey D. Serkes(15).............     5,250         *          0     5,250  *
Dean R. Silverman(16).............     5,250         *          0     5,250  *
Bernard Sweet(17).................    17,219         *          0    17,219  *
All directors and executive
 officers as a group
 (14 persons)(18)................. 8,477,559(5)(7) 17.4         0   668,661 1.4

--------

(footnotes on next page)

--------
 (*) Represents holdings of less than 1%.
 (1) Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by that person by the sum of the number of shares outstanding as of such date and the number of shares as to which that person has the right to acquire voting or investment power within 60 days. Except as noted, all persons listed above have sole voting and investment power with respect to their shares. Information with respect to beneficial owners of more than 5% of the common stock is based upon the most recent Schedule 13D or Schedule 13G on file with the SEC.
 (2) The reporting persons (the "Merrill Lynch Entities") include the Merrill Lynch selling stockholders and the following additional persons: Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch MBP Inc., Merrill Lynch Capital Partners, Inc., ML Employees LBO Managers, Inc., Merrill Lynch LBO Partners No. IV, L.P., Merrill Lynch LBO Partners No. B-IV, L.P. and KECALP Inc. Merrill Lynch & Co., Inc. and Merrill Lynch Group, Inc. report that they each have shared voting and dispositive power with respect to all of the shares shown and sole voting and dispositive power with respect to none of the shares shown. The other Merrill Lynch Entities report that they have shared voting and dispositive power with respect to 7,808,898 of the shares shown and sole voting and dispositive power with respect to none of the shares shown. Each Merrill Lynch Entity disclaims beneficial ownership of all shares not held of record by such Merrill Lynch Entity. The selling stockholders include the following entities (the "Merrill Lynch selling stockholders"), each of which owned of record the number of outstanding shares of common stock indicated after its name: Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P. (3,377,066), ML Offshore LBO Partnership No. B-XVIII (1,699,096), ML IBK Positions, Inc. (1,116,140), MLCP Associates L.P. No. II (40,499), MLCP Associates L.P. No. IV (10,520), Merrill Lynch KECALP L.P. 1994 (52,606), Merrill Lynch KECALP L.P. 1991 (147,089), Merrill Lynch Capital Appreciation Partnership No. XIII, L.P. (1,255,579), ML Offshore LBO Partnership No. XIII (31,920), ML Employees LBO Partnership No. I, L.P. (31,211), Merrill Lynch KECALP L.P. 1987 (23,586) and Merchant Banking L.P. No. II (23,586).
 (3) T. Rowe Price Associates, Inc. reports that it has sole dispositive power with respect to all of the shares shown, sole voting power with respect to 475,278 of the shares shown and shared voting power with respect to none of the shares shown.

 (4) Includes (a) 209 shares credited to participant account in U.S. Foodservice's 401(k) retirement savings plan (the "401(k) plan"), which are voted by the plan's trustees, (b) outstanding options exercisable within 60 days to purchase 26,128 shares and (c) 2,000 shares held by a family trust for the benefit of Mr. Abramson's minor children, of which Mr. Abramson acts as the trustee and with respect to which he exercises voting and investment power.
 (5) Mr. Bowman is a director and/or officer of each Merrill Lynch selling stockholder or the ultimate general partner thereof and, thus, under the rules and regulations of the SEC may be deemed to be the beneficial owner of the shares of common stock beneficially owned by the Merrill Lynch selling stockholders. Accordingly, those shares are included in the table as beneficially owned by Mr. Bowman and for all directors and executive officers as a group. Except with respect to 38,750 shares which he owns directly, Mr. Bowman disclaims beneficial ownership of those shares. The address of Mr. Bowman is c/o Merrill Lynch Capital Partners, Inc., 225 Liberty Street, New York, New York 10080.
 (6) Includes outstanding options exercisable within 60 days to purchase 9,000 shares.
 (7) Mr. Fitzgibbons is a director of the ultimate general partner of some of the Merrill Lynch selling stockholders and, thus, under the rules and regulations of the SEC may be deemed to be the beneficial owner of the shares of common stock beneficially owned by those Merrill Lynch selling stockholders. Accordingly, those shares are included in the table as beneficially owned by Mr. Fitzgibbons and for all directors and executive officers as a group. Except with respect to 7,750 shares which he owns directly, Mr. Fitzgibbons disclaims beneficial ownership of those shares. The address of Mr. Fitzgibbons is c/o Merrill Lynch Capital Partners, Inc., 225 Liberty Street, New York, New York 10080.
(8) Includes outstanding options exercisable within 60 days to purchase 7,500 shares.

(9) Includes (a) 772 shares credited to participant account in the 401(k) plan, which are voted by the plan's trustees, and (b) outstanding options exercisable within 60 days to purchase 67,307 shares. Also includes 381 shares held by Mr. Hay's wife as a custodian for their minor children. Mr. Hay disclaims beneficial ownership of those shares.

(10) Includes (a) 590 shares credited to participant account in the 401(k) plan, which are voted by the plan's trustees, and (b) outstanding options exercisable within 60 days to purchase 28,260 shares.
(11) Includes outstanding options exercisable within 60 days to purchase 5,250 shares.

(12) Includes (a) 709 shares credited to a participant account in the 401(k) plan, which are voted by the plan's trustees, and (b) outstanding options exercisable within 60 days to purchase 17,202 shares.

(13) Includes (a) 11,745 shares credited to a participant account in the 401(k) plan, which are voted by the plan's trustees, and (b) outstanding options exercisable within 60 days to purchase 138,910 shares.
(14) Includes outstanding options exercisable within 60 days to purchase 9,220 shares.
(15) Includes outstanding options exercisable within 60 days to purchase 5,250 shares.
(16) Includes outstanding options exercisable within 60 days to purchase 5,250 shares.

(17) Includes (a) outstanding options exercisable within 60 days to purchase 9,220 shares and (b) 1,089 shares held of record by Mr. Sweet's wife.
(18) Includes outstanding options exercisable within 60 days to purchase 328,497 shares.

Merrill Lynch Selling Stockholders

      The Merrill Lynch selling stockholders are entities of which Merrill Lynch Capital Partners or one of its affiliates is the direct or indirect managing partner or controlling entity. Merrill Lynch Capital Partners initiates and structures transactions commonly referred to as leveraged or management buyouts involving publicly owned companies, privately owned companies and subsidiaries and divisions of both publicly owned and privately owned companies. Merrill Lynch Capital Partners manages a fund of equity capital committed by institutional investors for investment in the equity portion of leveraged buyout transactions.

      The Merrill Lynch selling stockholders were issued the shares of common stock offered by this prospectus upon conversion of their Rykoff-Sexton common stock in JP Foodservice's acquisition of Rykoff-Sexton, which was consummated on December 23, 1997. These selling stockholders obtained shares of USF through prior investments in two independent broadline distributors dating back to 1988 and 1992 and received Rykoff-Sexton common stock in May 1996 when Rykoff-Sexton acquired USF in a stock-for-stock transaction.

      U.S. Foodservice has registered the shares of the Merrill Lynch selling stockholders under a registration rights agreement among Rykoff-Sexton, the Merrill Lynch selling stockholders and other former Rykoff-Sexton stockholders. Upon consummation of the Rykoff-Sexton acquisition, U.S. Foodservice assumed Rykoff-Sexton's rights and obligations under the registration rights agreement. Under this agreement, U.S. Foodservice is obligated to pay all expenses of registering the shares of the Merrill Lynch selling stockholders, except for the underwriting discount.

      As required by the merger agreement relating to the Rykoff-Sexton acquisition, the U.S. Foodservice board of directors appointed two persons designated by Merrill Lynch Capital Partners to the board of directors following consummation of the Rykoff-Sexton acquisition. The Merrill Lynch Capital Partners designees on the U.S. Foodservice board of directors are Matthias B. Bowman and Albert J. Fitzgibbons III. As required by the merger agreement, Merrill Lynch Capital Partners also has designated Mr. Bowman to serve on the nominating committee of the board of directors.

      U.S. Foodservice is entitled to the benefits of a standstill agreement among Rykoff-Sexton and Merrill Lynch Capital Partners and the Merrill Lynch selling stockholders (collectively, the "ML Entities"). The standstill agreement imposes restrictions on the acquisition and transfer of U.S. Foodservice voting securities by the ML Entities, requires all U.S. Foodservice voting securities owned by the ML Entities and their affiliates, as a group, to be voted for U.S. Foodservice's nominees to the board of directors, subject to specified exceptions, and provides for representation of the ML Entities on the U.S. Foodservice board of directors and specified board committees. No designees of the ML Entities have been appointed or elected to the U.S. Foodservice board of directors under the standstill agreement. The standstill agreement will terminate upon consummation of the offerings.


Webb Foods Selling Stockholders

      We issued a total of 896,057 shares of our common stock to J. Christopher Reyes, M. Jude Reyes and David K. Reyes, who are former stockholders of Joseph Webb Foods, Inc., in consideration for our acquisition of Joseph Webb Foods in the second quarter of fiscal 1999. Before we acquired Joseph Webb Foods, J. Christopher Reyes served as a director, President and Secretary of Joseph Webb Foods, M. Jude Reyes served as a director and Vice President of Joseph Webb Foods, and David K. Reyes served as a director, Vice President and Assistant Treasurer of Joseph Webb Foods. We do not currently employ any of these persons. We are obligated to issue additional shares to these selling stockholders if the business we acquired from them achieves specified sales targets.

      U.S. Foodservice has registered the shares offered by the Webb Foods selling stockholders under a registration rights agreement which we entered into when we acquired Joseph Webb Foods. U.S. Foodservice will pay all expenses of registering the shares of these selling stockholders, except for the underwriting discount.

                          DESCRIPTION OF CAPITAL STOCK

      U.S. Foodservice's authorized capital consists of 150,000,000 shares of common stock, par value $.01 per share, of which 48,261,739 shares were outstanding as of January 31, 1999, and 5,000,000 shares of preferred stock, par value $.01 per share, no shares of which are outstanding. No series of preferred stock has been designated other than 350,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share, described below.

      The following summary description of our capital stock and our shareholder rights plan is not complete and is subject to the provisions of the U.S. Foodservice certificate of incorporation and bylaws, the rights agreement described below and the provisions of applicable law. Copies of these documents have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and may be obtained as described under "Where You Can Find More Information."

Common Stock

      Subject to any prior rights of any holders of preferred stock then outstanding, holders of common stock are entitled to such dividends as may be declared from time to time by the U.S. Foodservice board of directors out of funds legally available for dividend payments. Each holder of common stock is entitled to one vote for each share owned by the holder on all matters submitted to a vote of common stockholders. Shares of common stock are not entitled to any cumulative voting rights. If there is a liquidation, dissolution or winding up of U.S. Foodservice, holders of common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. The common stock is not subject to redemption.

Preferred Share Purchase Rights

      Each share of common stock has or will have attached to it one preferred share purchase right, which we refer to as a right. Each right entitles the registered holder of common stock to purchase from U.S. Foodservice, upon the occurrence of specified events, one one-hundredth of a share of Series A Junior Participating Preferred Stock of U.S. Foodservice, which we refer to as the preferred shares, at a price of $95 per one one-hundredth of a preferred share, subject to adjustment. The terms of the rights are set forth in a rights agreement between U.S. Foodservice and The Bank of New York, as Rights Agent.

      Until the distribution date described below, U.S. Foodservice will not issue separate certificates evidencing the rights. Until that date, the rights will be evidenced, with respect to any common stock certificate, by that common stock certificate. The rights will detach from the common stock and a distribution date will occur upon the earlier of:

  . subject to the exceptions described below, the 10th day following a public announcement that an "acquiring person," which, subject to the exceptions listed in the following sentence, includes a person or "group" of affiliated or associated persons, has acquired beneficial ownership of 10% or more of the outstanding common stock, or

  . the 10th business day, or a later date determined by the U.S. Foodservice board of directors before the time any person or group becomes an acquiring person, following the commencement by any person or group of, or the first public announcement by any person or group of an intention to make, a tender offer or exchange offer that would result in:

    . beneficial ownership by a group or person of 10% or more of the outstanding common stock, or

    .  any person otherwise being deemed an acquiring person.

The term "acquiring person" does not include:

  . U.S. Foodservice, any subsidiary of U.S. Foodservice, any employee benefit plan of U.S. Foodservice or any subsidiary of U.S. Foodservice, or any entity holding common stock for or under an employee benefit plan of U.S. Foodservice or any of its subsidiaries; or

  . Rykoff-Sexton or any ML Entity, but only to the extent that Rykoff-Sexton or the relevant ML Entity would, absent this provision, be deemed to be an acquiring person solely as the result of the execution and delivery, in connection with the Rykoff-Sexton acquisition, of:

    . the Agreement and Plan of Merger, dated as of June 30, 1997, as amended,

    . the Stock Option Agreement, dated as of June 30, 1997, by and between U.S. Foodservice, as issuer, and Rykoff-Sexton, as grantee,

    . the Support Agreement, as amended and restated as of June 30, 1997, by and between U.S. Foodservice and the ML Entities, and acknowledged by Rykoff-Sexton, or

    . the consummation of the transactions contemplated by those agreements.

References in this paragraph to beneficial ownership of 10% of the outstanding common stock are references to 15% of the outstanding common stock with respect to any person who is eligible to report its beneficial ownership of, or who will or would be eligible upon acquisition of, equity securities of U.S. Foodservice, including common stock, on Schedule 13G under the Securities Exchange Act, and, without limiting the foregoing, with respect to whom clause
(i) of paragraph (b)(l) of Rule 13d-1 under the Securities Exchange Act is true and correct.

      The rights agreement provides that, until the distribution date, or earlier redemption or expiration of the rights, the rights will be transferred with and only with the common stock. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after March 1, 1996 upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference, and the surrender for transfer of any certificates for common stock outstanding as of March 1, 1996 also will constitute the transfer of the rights associated with the common stock represented by that certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date, and the separate right certificates alone will evidence the rights. Only common stock issued before the distribution date will be issued with rights.

      The rights are not exercisable until the distribution date. The rights will expire on February 19, 2006, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by U.S. Foodservice, in each case as described below.

      The purchase price payable for the preferred shares, and the number of preferred shares or other securities or property issuable, upon exercise of the rights, as well as the number of rights outstanding, are subject to adjustment from time to time pursuant to customary antidilution provisions. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment in the event of a dividend or other distribution on the common stock payable in common stock or in securities convertible into common stock or subdivisions, consolidations or reclassifications of the common stock occurring, in any of those cases, before the distribution date.

      Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. If there is a liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. If there is a merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the preferred shares, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

      If any person or group becomes an acquiring person, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will become null and void, will have the right to receive upon exercise of the right at the then-current exercise price, instead of preferred shares, that number of shares of common stock having a market value of two times the exercise price of the right. If U.S. Foodservice does not have sufficient common stock issued but not outstanding, or authorized but unissued, to permit the exercise in full of the rights, U.S. Foodservice will be required to take all action necessary to authorize additional common stock for issuance upon exercise of the rights. If, after a good-faith effort, U.S. Foodservice is unable to take all necessary action, U.S. Foodservice will substitute, for each share of common stock that would otherwise be issuable upon exercise of a right, a number of preferred shares, or fractional preferred shares, with the same market value as that share of common stock.

      If, after a person or group has become an acquiring person, U.S. Foodservice is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person, which will become null and void, will have the right to receive, upon the exercise of the right at its then-current exercise price and instead of preferred shares, that number of shares of common stock of the acquiring company, or its parent, which at the time of the transaction will have a market value of two times the exercise price of the right.

      The exercise price of a right at any date will be equal to the purchase price at that date multiplied by the number of one one-hundredths of a preferred share for which a right is exercisable at such date.

      At any time after any person or group becomes an acquiring person and before the acquisition by that person or group of 50% or more of the outstanding common stock, the U.S. Foodservice board of directors may exchange the rights, in whole or in part, for common stock at an exchange ratio of one share of common stock for each right, subject to adjustment. The U.S. Foodservice board of directors will not exchange the rights owned by the acquiring person or group, which will have become null and void.

      With specified exceptions, no adjustment in the purchase price for the preferred shares will be required until cumulative adjustments require an adjustment of at least 1% of that purchase price. No fractional preferred shares will be issued, other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at the election of U.S. Foodservice, be evidenced by depositary receipts. Instead of issuing fractional preferred shares, U.S. Foodservice will make an adjustment in cash based on the market price of the preferred shares on the last trading day prior to the date of exercise.

      Upon approval by its board of directors, U.S. Foodservice may redeem the rights in whole, but not in part, at any time before any person or group becomes an acquiring person, at a price of $.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors may establish in its sole discretion. Immediately upon the action of the board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of the rights will be to receive the redemption price specified above.

      Until a right is exercised, the holder of the right, in the capacity of a holder, will have no rights as a stockholder of U.S. Foodservice, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights will not be taxable to stockholders or to U.S. Foodservice, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for common stock of U.S. Foodservice or other consideration, or for common stock of the acquiring company or its parent as set forth above.

      The rights agreement may be amended or supplemented by U.S. Foodservice from time to time without the approval of any holders of rights to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, or to make any other provisions with respect to the rights which U.S. Foodservice may deem necessary or desirable, provided that, from and after the time that any person or group becomes an acquiring person, the rights agreement may not be amended in any manner which would adversely affect the interest of the holders of rights.

Preferred Stock

      Under the U.S. Foodservice certificate of incorporation, the board of directors has the authority, without further action by U.S. Foodservice stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. To date, the board of directors has fixed only the terms of the preferred shares issuable upon exercise of the rights. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

      The U.S. Foodservice certificate of incorporation and bylaws contain certain provisions that could make it more difficult to consummate an acquisition of U.S. Foodservice by means of a tender offer, a proxy contest or otherwise.

      Classified Board of Directors. The certificate of incorporation and bylaws provide that the board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of the board of directors will make it more difficult for an acquiror or for other stockholders to change the composition of the board of directors. The certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. The bylaws provide that, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by a resolution adopted by directors constituting a majority of the total number of directors that U.S. Foodservice would have if there were no vacancies on the board of directors. In addition, the certificate of incorporation provides that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

      No Stockholder Action by Written Consent. The certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

      Stockholder Advance Notice Procedure. The certificate of incorporation establishes an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of U.S. Foodservice stockholders. The stockholder notice procedure provides that only persons that are nominated by a majority of the board of directors, or a duly authorized board committee, or by a stockholder who has given timely written notice to the secretary of U.S. Foodservice before the meeting at which directors are to be elected, will be eligible for election as directors. This notice is required to include specified information about the stockholder and each proposed director nominee, a description of all arrangements or understandings between the stockholder and each proposed nominee and any other persons, other information regarding each proposed nominee that would be required to be included in a proxy statement filed under SEC rules and regulations, and the written consent of each proposed nominee to serve as a director if elected. The stockholder notice procedure also provides that the only business that may be conducted at an annual meeting is business which has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely written notice to the secretary of U.S. Foodservice. This notice is required to include a brief description of the business desired to be brought before the meeting, any material interest of the stockholder in that business, and specified information about the stockholder and the stockholder's ownership of U.S. Foodservice capital stock.

Section 203 of the Delaware General Corporation Law

      U.S. Foodservice is subject to section 203 of the Delaware general corporation law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

  . before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

  . any merger or consolidation of the corporation with the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

Director Liability and Indemnification of Directors and Officers

      The Delaware general corporation law provides that a corporation may eliminate or limit the personal liability of each director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, in respect of unlawful dividend payments or stock redemptions or repurchases and for any transaction from which the director derives an improper personal benefit. The U.S. Foodservice certificate of incorporation provides for the elimination and limitation of the personal liability of directors for monetary damages to the fullest extent permitted by the Delaware general corporation law. In addition, the certificate of incorporation provides that if the Delaware general corporation law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware general corporation law, as so amended. The effect of this provision is to eliminate the rights of U.S. Foodservice and its stockholders, through stockholder derivative suits on behalf of U.S. Foodservice, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. The provision does not limit or eliminate the rights of U.S. Foodservice or any stockholder to seek non-monetary relief such as an injunction or rescission upon breach of a director's duty of care. This provision is consistent with section 102(b)(7) of the Delaware general corporation law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

     The U.S. Foodservice bylaws provide that U.S. Foodservice will, to the full extent permitted by the Delaware general corporation law, as amended from time to time, indemnify, and advance expenses to, each of its currently acting and former directors and officers.

Listing of Common Stock

     The common stock is listed on the New York Stock Exchange under the symbol "UFS."

Transfer Agent and Registrar

     ChaseMellon Shareholder Services, L.L.C. serves as transfer agent and registrar for the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

      As of January 31, 1999, there were approximately 48.3 million outstanding shares of common stock. All of the shares offered by this prospectus will be freely transferable without restriction or further registration under the Securities Act, except that any shares held by a U.S. Foodservice "affiliate," as that term is defined under Rule 144 under the Securities Act, will be subject to the resale limitations of Rule 144. Of U.S. Foodservice's outstanding shares, other than the shares offered by this prospectus, approximately 2 million shares were "restricted securities" within the meaning of Rule 144 or otherwise subject to restrictions on sale under the Securities Act at January 31, 1999. These shares may not be sold except in compliance with the registration requirements of the Securities Act or in accordance with an exemption from registration, such as the exemption provided by Rule 144. As of January 31, 1999, other than the shares offered by this prospectus, approximately 1.4 million of these shares were eligible for sale in the public market under Rule 144 and approximately 600,000 shares were covered by the registration statement referred to below.

      In general, under Rule 144 as currently in effect, a stockholder, or stockholders whose shares are aggregated, including an affiliate of U.S. Foodservice, who has beneficially owned "restricted securities" for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the then-outstanding shares of common stock, or approximately 483,000 shares as of January 31, 1999, or

  . the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC regarding the sale.

Sales under Rule 144 also are subject to other requirements regarding the manner of sale, notice and availability of current public information about U.S. Foodservice. Shares held by affiliates that are not "restricted securities" are subject to the foregoing requirements of Rule 144 other than the one-year holding period. Under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from U.S. Foodservice and the date they were acquired from an affiliate of U.S. Foodservice, a stockholder who is not an affiliate of U.S. Foodservice at the time of sale and has not been an affiliate at any time during the three months before the sale would be entitled to sell shares of common stock immediately without compliance with the volume limitations and other conditions of Rule 144. This summary is not a complete description of Rule 144.

      U.S. Foodservice has granted registration rights with respect to the common stock primarily to holders of common stock U.S. Foodservice issued in connection with its acquisition of other foodservice businesses. The offerings are being made following the exercise of these registration rights. As of January 31, 1999, in addition to the shares offered by this prospectus, approximately 600,000 shares of common stock were entitled to the benefits of these registration rights, all of which were shares covered by a registration statement which was in effect under the Securities Act. The exercise of registration rights granted by U.S. Foodservice is subject to notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. U.S. Foodservice is required to bear the expenses of all these registrations, except for underwriting discounts and commissions. We expect to grant registration rights to the stockholders of other foodservice businesses we may acquire in the future.

      U.S. Foodservice and the selling stockholders have entered into "lock-up" agreements with the underwriters. These persons have agreed, among other things, not to directly or indirectly offer, sell or otherwise dispose of or transfer any shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, for a period of 90 days after the date of this prospectus, subject to exceptions. For more information about the lock-up agreements, see "Underwriting." With this consent, U.S. Foodservice and the selling stockholders may sell shares before the expiration of the lock-up period without prior notice to the other stockholders of U.S. Foodservice or to any public market in which the common stock trades.

      We can make no prediction as to the effect, if any, that future sales of shares of common stock or the availability of shares for future sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that these sales could occur, could adversely affect the prevailing market prices of the common stock and impair the ability of U.S. Foodservice to raise capital through future offerings of equity securities.

                 U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a general discussion of selected United States federal income and estate tax consequences of the ownership and disposition of U.S. Foodservice common stock. For purposes of the following discussion, a "non-U.S. holder" is any beneficial owner of common stock other than a person that is for United States federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity treated as a corporation or partnership for federal tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, other than a partnership that is not treated as a United States person under any applicable Treasury regulations;

  . an estate whose income is subject to United States federal income tax regardless of its source; or

  . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as United States persons for federal income tax purposes on August 20, 1996 may elect to continue to be so treated to the extent permitted in applicable Treasury regulations and will not be non-U.S. holders if they make such an election.

This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such holders of common stock in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations issued under the Internal Revenue Code and administrative and judicial interpretations of the Internal Revenue Code and those regulations, as of the date hereof, all of which are subject to change. We advise each prospective purchaser of U.S. Foodservice common stock in the offerings to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Dividends

      U.S. Foodservice does not currently pay cash dividends on its common stock. For a description of U.S. Foodservice's dividend policy, see "Price Range of Common Stock and Dividend Policy." Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final United States Treasury regulations issued on October 7, 1997, effective for payments made after December 31, 1999, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate, and avoid back-up withholding as discussed below, would be required to satisfy applicable certification and other requirements. Currently, a non-U.S. holder must comply with certification and disclosure requirements to be exempt from withholding under the effectively connected income exemption discussed above.

      A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of U.S. Foodservice common stock unless:

  1. the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

  2. in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

  3. U.S. Foodservice is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period the non-U.S. holder held the common stock.

      U.S. Foodservice has not determined whether it is or has been within the prescribed period a "U.S. real property holding corporation" for federal income tax purposes. If U.S. Foodservice is, has been or becomes a U.S. real property holding corporation, so long as the common stock continues to be regularly traded on an established securities market within the meaning of section 897(c)(3) of the Internal Revenue Code, only a non-U.S. holder who holds or held, at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period, more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

      An individual non-U.S. holder described in clause 1 above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in clause 2 above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses, notwithstanding the fact that the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause 1 above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for either United States federal income or estate tax purposes, of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding Tax

      U.S. Foodservice must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      Under current law, backup withholding, which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements, generally will not apply to:

  . dividends paid to non-U.S. holders that are subject to withholding at the 30% rate, or lower treaty rate, discussed above; or

  . dividends paid to a non-U.S. holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person.

Under the final United States Treasury regulations, however, a non-U.S. holder generally will be subject to back-up withholding at a 31% rate unless it meets applicable certification requirements.

      Payment of the proceeds of a sale of common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless:

  . the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other conditions are met; or

  .  the beneficial owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability if the required information is furnished to the IRS.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc., J.C. Bradford & Co. and First Union Capital Markets Corp. are acting as U.S. representatives of each of the U.S. underwriters named below. In a U.S. purchase agreement among U.S. Foodservice, the selling stockholders and the U.S. underwriters, the selling stockholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters, severally and not jointly, has agreed to purchase from the selling stockholders, the number of shares of common stock shown opposite its name below. The obligations of the several U.S. underwriters to purchase these shares are subject to terms and conditions contained in the U.S. purchase agreement.

                                                                        Number
          U.S. Underwriter                                             of Shares
          ----------------                                             ---------
     Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
     Goldman, Sachs & Co..............................................
     Salomon Smith Barney Inc.........................................
     J.C. Bradford & Co...............................................
     First Union Capital Markets Corp.................................
                                                                       ---------
          Total....................................................... 6,956,757
                                                                       =========

      U.S. Foodservice and the selling stockholders have also entered into an international purchase agreement with a group of international managers outside the United States and Canada for whom Merrill Lynch International, Goldman Sachs International, Salomon Brothers International Limited and J.C. Bradford & Co. are acting as lead managers. Concurrently with the sale of 6,956,757 shares of common stock to the U.S. underwriters as described above, the selling stockholders have agreed to sell to the international managers, and the international managers, severally and not jointly, have agreed to purchase from the selling stockholders, a total of 1,739,189 shares of common stock. The obligations of the several international managers to purchase these shares are subject to terms and conditions contained in the international purchase agreement. The initial public offering price per share and the total underwriting discount per share of common stock are identical under the U.S. purchase agreement and the international purchase agreement.

      In the U.S. purchase agreement, the several U.S. underwriters have agreed to purchase all of the shares of common stock being sold under that agreement if any of those shares are purchased. In the international purchase agreement, the several international managers have agreed to purchase all of the shares of common stock being sold under that agreement if any of those shares are purchased. The agreements of the several U.S. underwriters and international managers to purchase shares are subject to terms and conditions contained in the purchase agreements. If there is a default by a U.S. underwriter or an international manager, the U.S. purchase agreement and the international purchase agreement provide that the purchase commitments of the non-defaulting U.S. underwriters or the non-defaulting international managers may be increased or the purchase agreements may be terminated. The closings for the sale of shares of common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

      The U.S. representatives have advised U.S. Foodservice and the selling stockholders that the U.S. underwriters propose initially to offer the shares of common stock to the public at the initial public offering price appearing on the cover page of this prospectus, and to selected dealers at that price less a
concession that will not exceed $     per share of common stock. The U.S.
underwriters may allow, and those dealers may reallow, a discount that will not
exceed $     per share of common stock to other dealers. After the initial public offering, the public offering price, concession and discount may change.

      U.S. Foodservice has granted options to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to a total of 1,043,513 additional shares of common stock at the public offering price appearing on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered by this prospectus. If the U.S. underwriters exercise these options, each U.S. underwriter will be obligated to purchase a pro rata portion, based upon the number of shares shown opposite its name in the foregoing table, of the additional shares. U.S. Foodservice has granted options to the international managers, exercisable for 30 days after the date of this prospectus, to purchase up to a total of 260,878 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

      The following table shows the per share and total public offering price, the underwriting discount to be paid to the U.S. underwriters and the international managers, and the proceeds before expenses to the selling stockholders and, if the over-allotment options are exercised in full, to U.S. Foodservice. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                                                     Total
                                                                     -----
                                                            Per  Without  With
                                                           Share Option  Option
                                                           ----- ------- ------
     Public offering price................................  $      $      $
     Underwriting discount................................  $      $      $
     Proceeds to selling stockholders.....................  $      $      $
     Proceeds, before expenses, to U.S. Foodservice.......  $      $      $

      The expenses of the offerings, exclusive of the underwriting discount, are estimated at $0.9 million and are payable by U.S. Foodservice.

      The shares of common stock are being offered by the several U.S. underwriters and the several international managers, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions. The U.S. underwriters and the international managers reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

      U.S. Foodservice and the selling stockholders have agreed not to directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or later acquired by the person executing the agreement or as to which the person executing the agreement acquires the power of disposition, or file or cause the filing of a registration statement under the Securities Act with respect to any of the foregoing; or

  . enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock or any securities convertible into or exchangeable or exercisable for or repayable with common stock;

without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus. With this consent, U.S. Foodservice and the selling stockholders may sell shares before the expiration of the 90-day period without prior notice to the other stockholders of U.S. Foodservice or to any public market in which the common stock trades. The foregoing lock-up agreements provide, however, that U.S. Foodservice may do the following:

  1. . issue common stock under its employee or director stock, bonus or compensation plans, or grant options to purchase common stock or other awards under those plans, in each case as those plans are in effect on the date of this prospectus, and

    . file one or more registration statements on Form S-8 covering the offering and sale of securities issuable under those plans;

  2. . issue common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock to owners of businesses which U.S. Foodservice may acquire in the future, whether by merger, acquisition of assets or capital stock or otherwise, as consideration for the acquisition of those businesses or to management employees of those businesses in connection with those acquisitions,

  . enter into and implement price protection arrangements in connection with those acquisitions, and

  . file one or more registration statements on Form S-4 covering the offering and sale of common stock or other securities by U.S. Foodservice to those owners in connection with those acquisitions;

  3. in connection with the future acquisition of any business, whether by merger, acquisition of assets or capital stock or otherwise, that has outstanding warrants, options or other securities convertible into or exchangeable or exercisable for or repayable with common stock or other equity securities, or that maintains employee or director bonus or compensation plans providing for the issuance of common stock or options to purchase common stock or other awards,

  . issue substantially similar new warrants, options or other securities to replace the outstanding options, warrants or other securities of the acquired business,

  . assume the obligations of the acquired business under its outstanding warrants, options or other securities or plans,

  . issue common stock under any of those warrants, options or other securities, as in effect on the date of issuance or assumption,

  . grant options to purchase common stock or other awards and issue common stock under any of those plans, as in effect on the date of acquisition, and

  . file one or more registration statements on Form S-8 covering the offering and sale of securities issuable under those plans;

  4. . issue common stock under acquisition agreements existing on the date of this prospectus which were entered into by U.S. Foodservice to acquire Lone Star Institutional Grocers, J.H. Haar & Sons and Joseph Webb Foods, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Introduction," as those agreements are in effect on the date of this prospectus, and

    . implement price protection provisions contained in those agreements;

  5. issue common stock upon exercise of an outstanding warrant to purchase 71,460 shares of common stock as of January 31, 1999, subject to antidilution adjustments, as that warrant is in effect on the date of this prospectus; and

  6. file one or more shelf registration statements covering the resale of:

    . common stock issued to owners of businesses acquired by U.S. Foodservice before the date of this prospectus under registration rights agreements existing on the date of this prospectus, as those agreements are in effect on the date of this prospectus, and

    . common stock issued in accordance with subparagraph 2 above to owners of businesses acquired by U.S. Foodservice after the date of this prospectus, whether by merger, acquisition of assets or capital stock or otherwise, as consideration for the acquisition of those businesses under registration rights agreements entered into in connection with those acquisitions.

The foregoing lock-up agreement also provides that each selling stockholder, other than the Merrill Lynch selling stockholders, may:

    . transfer common stock to a trust for the benefit of the selling stockholder or the spouse or lineal descendants of the selling stockholder, and

    . transfer common stock by gift, will or interstate succession to the spouse or lineal descendants of the selling stockholder,

provided, in each case, that as a condition to the transfer and before it occurs, the transferee, or the trustee or legal guardian on behalf of the transferee, executes and delivers to Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up agreement containing the same terms.

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession.

Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealers to whom they sell shares of common stock will not offer or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons. The intersyndicate agreement also provides that the international managers and any dealers to whom they sell shares of common stock will not offer or sell shares of common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons. However, these limitations on offers and sales do not apply to transactions under the intersyndicate agreement.

      The U.S. underwriters and the international managers will not confirm sales of the common stock to any account over which they exercise discretionary authority without the prior specific written approval of the customer.

      Because U.S. Foodservice may be deemed to be an affiliate of or to have a conflict of interest with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International, the offerings will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc.

      U.S. Foodservice and the selling stockholders have agreed to indemnify the U.S. underwriters and the international managers against specified liabilities, including liabilities under the Securities Act. U.S. Foodservice and the selling stockholders have also agreed to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

      Until the distribution of the common stock is completed, SEC rules may limit the ability of the U.S. underwriters, the international managers and selling group members to bid for and purchase the common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

      If the U.S. underwriters or the international managers create a short position in the common stock in connection with the offerings, which would occur if they sell more shares of common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

      Neither U.S. Foodservice nor any of the U.S. underwriters or international managers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither U.S. Foodservice nor any of the U.S. underwriters or international managers makes any representation that the U.S. representatives will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International may use this prospectus for offers and sales related to market-making transactions in common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International may act as principal or agent in these transactions, and the sales will be made at market prices or at negotiated prices related to prevailing market prices at the time of sale.

      Some of the U.S. underwriters or the international managers and their affiliates engage in transactions with, and perform services for, U.S. Foodservice, and have engaged, and may in the future engage, in commercial banking and investment banking transactions with U.S. Foodservice. Some of the selling stockholders are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International. For a discussion of these relationships, see "Principal and Selling Stockholders."

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. Our Securities Exchange Act file number for our SEC filings is 0-24954. You may read and copy any document we file at the following SEC public reference rooms in Washington, D.C. and at the following SEC regional offices:

450 Fifth Street,            7 World Trade Center         500 West Madison
N.W.                         Suite 1300                   Street
Room 1024                    New York, New York           Suite 1400
Washington, D.C.             10048                        Chicago, Illinois
20549                                                     60661

      You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

      We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

      You also may inspect our SEC filings and other information concerning U.S. Foodservice at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

      This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" some of the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the offerings are terminated:

  1. our Annual Report on Form 10-K for our fiscal year ended June 27, 1998, which we filed on September 25, 1998, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 1998 annual meeting of stockholders, which we filed on October 9, 1998;

  2. our first amendment to our Annual Report on Form 10-K/A-1, which we filed on January 14, 1999, and our second amendment to our Annual Report on Form 10-K/A-2, which we filed on March 4, 1999;

  3. our Quarterly Report on Form 10-Q for our fiscal quarter ended September 26, 1998, which we filed on November 10, 1998, and our Quarterly Report on Form 10-Q for our fiscal quarter ended December 26, 1998, which we filed on February 9, 1999;

  4. our amendment to our Quarterly Report on Form 10-Q/A-1 for our fiscal quarter ended September 26, 1998, which we filed on January 14, 1999; and

  5. our Current Reports on Form 8-K which we filed on September 11, 1998 and December 18, 1998.

      We will provide a copy of the information we incorporate by reference, at no cost, to each person to whom this prospectus is delivered. To request a copy of any or all of this information, you should write or telephone us at the following address and telephone number:

                               Investor Relations
                                U.S. Foodservice
                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                           Telephone: (410) 312-7100

                                 LEGAL MATTERS

   Hogan & Hartson L.L.P., Washington, D.C., will give its opinion as to the validity of the shares offered by this prospectus. Brown & Wood llp, San Francisco, California, will act as counsel to the Underwriters.

                                    EXPERTS

      U.S. Foodservice. The consolidated financial statements of U.S. Foodservice and subsidiaries as of June 28, 1997 and June 27, 1998 and for the years then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of U.S. Foodservice, formerly JP Foodservice, Inc., for the year ended June 29, 1996 prior to restatement for the Acquisition and included in the consolidated financial statements of U.S. Foodservice for the year ended June 29, 1996 appearing elsewhere herein, have been included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, appearing elsewhere herein and given on the authority of said firm as experts in auditing and accounting.

      Valley Industries, Inc. The combined financial statements of Valley Industries, Inc. and subsidiaries and Z Leasing Company, a general partnership, for the year ended January 31, 1996, included in the consolidated financial statements of U.S. Foodservice for the year ended June 29, 1996 appearing elsewhere herein, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

      Rykoff-Sexton. The audited consolidated financial statements of Rykoff-Sexton and subsidiaries as of June 28, 1997 and for the fiscal years ended June 28, 1997 and April 27, 1996 and the nine-week transition period ended June 29, 1996 included in the consolidated financial statements of U.S. Foodservice as of June 29, 1997 and for the two-year period then ended appearing elsewhere herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements:
  Independent Auditors' Reports...........................................  F-2
  Consolidated Balance Sheets as of June 28, 1997 and June 27, 1998.......  F-6
  Consolidated Statements of Operations for the fiscal years ended June
   29, 1996, June 28, 1997 and June 27, 1998..............................  F-7
  Consolidated Statements of Stockholders' Equity for the fiscal years ended June 29, 1996, June 28, 1997 and June 27, 1998...................  F-8
  Consolidated Statements of Cash Flows for the fiscal years ended June
   29, 1996, June 28, 1997 and June 27, 1998..............................  F-9
  Notes to Consolidated Financial Statements.............................. F-10
Condensed Consolidated Financial Statements (unaudited):
  Condensed Consolidated Balance Sheet as of December 26, 1998............ F-29
  Condensed Consolidated Statements of Operations and Comprehensive Income
   (Loss) for the six months ended December 27, 1997 and December 26,
   1998................................................................... F-30
  Condensed Consolidated Statements of Cash Flows for the six months ended
   December 27, 1997 and December 26, 1998................................ F-31
  Notes to Condensed Consolidated Financial Statements.................... F-32

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
U.S. Foodservice:

      We have audited the accompanying consolidated balance sheets of U.S. Foodservice (formerly JP Foodservice, Inc.) and subsidiaries as of June 28, 1997 and June 27, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Rykoff-Sexton, Inc. as of and for the year ended June 28, 1997, which consolidated financial statements reflect total assets constituting 70 percent, net sales constituting 67 percent and net income constituting 42 percent of the related 1997 consolidated financial statement totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion on the 1997 consolidated financial statements, insofar as it relates to the amounts included for Rykoff-Sexton, Inc., is based solely on the report of other auditors.

      The consolidated financial statements of U.S. Foodservice and subsidiaries for the year ended June 29, 1996, prior to their restatement for the pooling of interests transaction described in note 3 to the consolidated financial statements, were audited by other auditors whose report, presented herein dated August 2, 1996, expressed an unqualified opinion on those statements. Separate financial statements of Rykoff-Sexton, Inc. also included in the restated consolidated financial statements of U.S. Foodservice for the year ended June 29, 1996, were audited by other auditors whose report, presented herein dated August 14, 1997, expressed an unqualified opinion on those statements.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors, the 1997 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Foodservice and subsidiaries as of June 28, 1997 and June 27, 1998, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

      We also audited the combination of the accompanying consolidated financial statements for the year ended June 29, 1996, after restatement for the Rykoff-Sexton, pooling of interests transaction and in our opinion, such financial statements have been properly combined on the basis described in note 3 to the consolidated financial statements.

/s/ KPMG LLP

Baltimore, Maryland
August 14, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of JP Foodservice, Inc.:

      In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated statements of operations, stockholders' equity and cash flows as of and for the fiscal year ended June 29, 1996 present fairly, in all material respects, the results of operations and cash flows of JP Foodservice, Inc. and its subsidiaries for the fiscal year ended June 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Valley Industries, Inc., which statements reflect total revenues of $121,504,000 for the year ended January 31, 1996. This statement was audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Valley Industries, Inc. is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of JP Foodservice, Inc. for any period subsequent to June 29, 1996.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
August 2, 1996, except as
to Note 16, which is as of
September 10, 1996 and
except as to the pooling
of interests with Valley
Industries, Inc. and with
Squeri Food Service, Inc.
which is as of November
14, 1996

                       REPORT OF INDEPENDENT AUDITORS OF
                     VALLEY INDUSTRIES AND SUBSIDIARIES AND
                       Z LEASING (A GENERAL PARTNERSHIP)

The Board of Directors, Stockholders and Partners
Valley Industries, Inc. and Subsidiaries and
Z Leasing Company (A General Partnership):

      We have audited the combined statements of earnings, stockholders' and partners' equity, and cash flows of Valley Industries, Inc. and Subsidiaries and Z Leasing Company (A General Partnership), collectively, the Company, for the year ended January 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of the Company's operations and their cash flows for the year ended January 31, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Las Vegas, Nevada
June 17, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rykoff-Sexton, Inc.:

      We have audited the consolidated balance sheet of Rykoff-Sexton, Inc. (a Delaware Corporation) and subsidiaries as of June 28, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended June 28, 1997, and April 27, 1996, and the nine-week transition period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rykoff-Sexton, Inc. and subsidiaries as of June 28, 1997 and the results of their operations and their cash flows for the fiscal years ended June 28, 1997, and April 27, 1996, and the nine-week transition period ended June 29, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Philadelphia, PA
August 14, 1997

                       U.S. FOODSERVICE AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share amounts)

                                                           June 28,   June 27,
                                                             1997       1998
                                                          ---------- ----------
                                                                (Note 3)
                         ASSETS
Current assets:
  Cash and cash equivalents.............................. $   74,432 $   57,817
  Receivables, net.......................................    162,648    215,459
  Residual interest in accounts receivable sold..........     99,069    106,581
  Inventories............................................    314,897    349,583
  Other current assets...................................     29,919     28,548
  Deferred income taxes..................................     28,944     39,294
                                                          ---------- ----------
    Total current assets.................................    709,909    797,282
Property and equipment, net..............................    437,736    437,265
Goodwill, net of accumulated amortization of $31,304 and
 $45,960.................................................    541,519    561,695
Other noncurrent assets..................................     29,354     21,549
Deferred income taxes....................................     13,665        --
                                                          ---------- ----------
    Total assets......................................... $1,732,183 $1,817,791
                                                          ========== ==========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt................... $   22,492 $      604
  Current obligations under capital leases...............      5,690      6,933
  Accounts payable.......................................    321,442    381,151
  Accrued expenses.......................................    125,482    120,778
                                                          ---------- ----------
    Total current liabilities............................    475,106    509,466
Long-term debt...........................................    621,788    650,679
Obligations under capital leases.........................     33,458     29,946
Deferred income taxes....................................        --       6,064
Other noncurrent liabilities.............................     22,685     36,916
                                                          ---------- ----------
    Total liabilities....................................  1,153,037  1,233,071
                                                          ---------- ----------
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
   authorized, none issued...............................        --         --
  Common stock, $.01 par value, 150,000,000 shares
   authorized, 44,300,999 and 46,334,816 shares
   outstanding...........................................        443        463
  Additional paid-in-capital.............................    526,979    579,537
  Retained earnings......................................     51,724      4,720
                                                          ---------- ----------
    Total stockholders' equity...........................    579,146    584,720
                                                          ---------- ----------
Commitments and contingent liabilities (notes 9 and 15)
                                                          ---------- ----------
    Total liabilities and stockholders' equity........... $1,732,183 $1,817,791
                                                          ========== ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                           Fiscal Years Ended (Notes 3 and 4)
                                           ----------------------------------
                                            June 29,    June 28,    June 27,
                                              1996        1997        1998
                                           ----------  ----------  ----------
Net sales................................. $3,238,781  $5,169,406  $5,506,949
Cost of sales.............................  2,586,096   4,166,332   4,465,281
                                           ----------  ----------  ----------
Gross profit..............................    652,685   1,003,074   1,041,668
Operating expenses........................    590,446     845,901     876,170
Amortization of intangible assets.........      4,244      15,349      15,354
Restructuring costs (reversal)............     (6,441)     (4,000)     53,715
Charge for impairment of long-lived
 assets...................................     29,700         --       35,530
                                           ----------  ----------  ----------
Income from operations....................     34,736     145,824      60,899
Interest expense and other financing
 costs, net...............................     32,527      76,063      73,894
Nonrecurring charges......................      1,517       5,400      17,822
                                           ----------  ----------  ----------
Income (loss) before income taxes and
 extraordinary charge.....................        692      64,361     (30,817)
Provision for income taxes................        559      26,075       6,475
                                           ----------  ----------  ----------
Income (loss) before extraordinary
 charge...................................        133      38,286     (37,292)
Extraordinary charge on early
 extinguishment of debt, (net of income
 taxes of $6,325).........................        --          --       (9,712)
                                           ----------  ----------  ----------
Net income (loss)......................... $      133  $   38,286  $  (47,004)
                                           ==========  ==========  ==========
Net income (loss) per common share:
  Basic:
    Before extraordinary charge........... $     0.00  $     0.88  $    (0.83)
    Extraordinary charge..................        --          --        (0.21)
                                           ----------  ----------  ----------
      Net income (loss) per common share.. $      --   $     0.88  $    (1.04)
                                           ==========  ==========  ==========
  Diluted:
    Before extraordinary charge........... $     0.00  $     0.87  $    (0.83)
    Extraordinary charge..................        --          --        (0.21)
                                           ----------  ----------  ----------
      Net income (loss) per common share.. $     0.00  $     0.87  $    (1.04)
                                           ==========  ==========  ==========
Weighted average common shares:
  Basic................................... 30,388,000  43,451,000  45,320,000
  Diluted................................. 30,515,000  44,063,000  45,320,000

  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in thousands)

                                 Additional            Distribution in
                         Common   paid-in    Retained   excess of net
                         stock    capital    earnings    book value      Total
                         ------  ----------  --------  --------------- ---------
Balance July 1, 1995.... $ 301   $ 278,057   $ 79,257     $ (44,943)   $ 312,672
  Net income............   --          --         133           --           133
  Dividends and
   distributions to
   stockholders of
   acquired companies...   --          --      (1,599)          --        (1,599)
  Stock options
   exercised, including
   related tax benefit..     2       3,558        --            --         3,560
  Treasury stock
   purchased and
   canceled.............   --          (40)       --            --           (40)
  Employee stock
   purchases............   --          338        --            --           338
  Contributions to
   401(k) plan..........     1       1,611        --            --         1,612
  Net activity for the
   period April 28, 1996
   to June 29, 1996
   (note 3):
    Net loss of Rykoff-
     Sexton, Inc........   --          --     (60,180)          --       (60,180)
    Shares issued for US
     Foodservice, Inc.
     (note 4)...........   100     203,572        --            --       203,672
    Other net activity..   --           53        --            --            53
                         -----   ---------   --------     ---------    ---------
Balance June 29, 1996...   404     487,149     17,611       (44,943)     460,221
  Net income............   --          --      38,286           --        38,286
  Reclassification in
   connection with Sara
   Lee Offering.........   --      (44,943)       --         44,943          --
  Public stock
   offering.............    31      65,944        --            --        65,975
  Stock issued in
   connection with
   business
   acquisitions.........     4       9,754        --            --         9,758
  Dividends to
   stockholders of
   acquired companies...   --          --      (1,670)          --        (1,670)
  Stock options
   exercised, including
   related tax benefit..     3       3,692        --            --         3,695
  Treasury stock
   purchased and
   canceled.............   --          (12)       --            --           (12)
  Stock compensation....   --          554        --            --           554
  Employee stock
   purchases............   --          837        --            --           837
  Contributions to
   401(k) plan..........     1       1,554        --            --         1,555
  Adjustments with
   respect to
   acquisitions.........   --        2,450     (2,503)          --           (53)
                         -----   ---------   --------     ---------    ---------
Balance June 28, 1997...   443     526,979     51,724           --       579,146
  Net loss..............   --          --     (47,004)          --       (47,004)
  Stock issued in
   connection with
   business
   acquisitions.........     5      17,593        --            --        17,598
  Stock options
   exercised, including
   related tax benefit..    13      32,009        --            --        32,022
  Treasury stock
   purchased and
   canceled.............    (4)    (12,413)       --            --       (12,417)
  Stock compensation....     5      12,212        --            --        12,217
  Employee stock
   purchases............   --        1,197        --            --         1,197
  Contributions to
   401(k) plan..........     1       1,960        --            --         1,961
                         -----   ---------   --------     ---------    ---------
Balance June 27, 1998... $ 463   $ 579,537   $  4,720     $     --     $ 584,720
                         =====   =========   ========     =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                              Fiscal Years Ended (Notes 3 and 4)
                                              ----------------------------------
                                                June 29,   June 28,    June 27,
                                                  1996       1997        1998
                                              -----------  ---------  ----------
Cash flows from operating activities:
 Net income (loss).............................  $    133  $  38,286  $ (47,004)
 Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
 Depreciation of property and equipment........    28,193     41,834     44,475
 Amortization of intangible assets.............     4,244     15,349     15,354
 Gain on disposal of property and equipment....    (1,489)    (1,649)    (1,670)
 Write-off of deferred financing costs.........       --         --       9,172
 Non-cash restructuring charge.................       --         --      13,110
 Charge for impairment of long-lived assets....    29,700        --      35,530
 Deferred income taxes.........................    (5,456)     8,848      9,379
 Changes in operating assets and liabilities,
  net of effects from purchase acquisitions:
  (Increase) decrease in receivables...........   (36,571)    22,990    (39,765)
  (Increase) decrease in inventories...........   (13,035)    12,952    (22,109)
  (Increase) decrease in other current
   assets......................................   (13,636)    10,623      1,905
  Increase (decrease) in accounts payable and
   accrued expenses............................     2,284    (33,819)    45,985
 Other.........................................     2,475        732      6,298
                                                 --------  ---------  ---------
   Net cash provided by (used in) operating
    activities.................................    (3,158)   116,146     70,660
                                                 --------  ---------  ---------
Cash flows from investing activities:
 Additions to property and equipment...........   (53,591)   (88,436)   (95,511)
 Costs of businesses acquired, net of cash
  acquired.....................................   (11,451)   (35,964)   (38,742)
 (Issuance) collection of note receivable......    (5,500)     5,500        --
 Proceeds from sales of property and
  equipment....................................     2,649     10,321     32,086
 Other.........................................    (6,363)     1,816       (123)
                                                 --------  ---------  ---------
   Net cash used in investing activities.......   (74,256)  (106,763)  (102,290)
                                                 --------  ---------  ---------
Cash flows from financing activities:
 Net increase in borrowings under revolving
  lines of credit..............................    36,000     47,700    438,500
 Proceeds from issuance of long-term debt......    51,024     25,953        --
 Principal payments on long-term debt..........    (3,433)  (105,614)  (439,843)
 Payments of obligations under capital lease...    (4,536)    (5,957)    (6,184)
 Net proceeds from public offerings of common
  stock........................................       --      65,975        --
 Purchases of treasury stock...................       (40)       (12)   (12,417)
 Proceeds from other issuances of common
  stock........................................     3,863      5,086     33,219
 Dividends paid by Rykoff-Sexton, Inc..........      (884)    (1,670)       --
 Other.........................................    (2,180)      (681)     1,740
                                                 --------  ---------  ---------
   Net cash provided by financing activities...    79,814     30,780     15,015
                                                 --------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................     2,400     40,163    (16,615)
 Cash and cash equivalents:
 Beginning of period...........................    20,649     34,269     74,432
                                                 --------  ---------  ---------
 End of period.................................  $ 23,049  $  74,432  $  57,817
                                                 --------  ---------  ---------
Supplemental disclosure of cash paid during the
 year for:
 Interest......................................  $ 32,166  $  59,035  $  54,454
 Income taxes..................................  $ 11,781  $  15,777  $     851
                                                 ========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (Dollars in thousands, except where noted)

NOTE 1--DESCRIPTION OF BUSINESS

      U.S. Foodservice, formerly JP Foodservice, Inc. ("JP Foodservice"), and its consolidated subsidiaries (the "Company") operate as a broadline distributor of fresh, frozen and packaged foods, paper products, equipment and ancillary products to foodservice businesses. Upon the acquisition of Rykoff-Sexton, Inc. ("Rykoff-Sexton") on December 23, 1997, the Company became the second largest broadline foodservice distributor in the United States. The Company's market area includes most of the continental United States. The Company's principal customers are restaurants, hotels, healthcare facilities, cafeterias and schools encompassing both independent and multi-unit businesses. No single customer accounts for more than 10% of the Company's trade receivables or sales for any of the periods presented. Effective February 27, 1998, the Company changed its name to U.S. Foodservice. References to JP Foodservice generally relate to activities of the Company prior to its acquisition of Rykoff-Sexton on December 23, 1997.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Principles of Consolidation

      The consolidated financial statements include the accounts of U.S. Foodservice and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

B. Cash Equivalents

      For purposes of financial statement disclosure, cash equivalents consist of all highly liquid instruments with original maturities of three months or less. The cost of these investments is equivalent to fair market value.

C. Fair Value of Financial Instruments

      Information regarding fair value of long-term debt is set forth in Note 7 to the consolidated financial statements. Fair values of other financial instruments, such as receivables and payables, approximate carrying values because of the short-term nature of these items.

D. Revenue and Receivables

      Revenue is recognized when product is shipped to the customer. Allowances are provided for estimated uncollectible receivables based on historical experience and review of specific accounts.

      Allowances and credits received from suppliers in connection with the Company's volume purchases are recognized upon the sale of the product, while allowances and credits associated with the Company's merchandising activities are recognized as the services are performed.

E. Inventories

      Inventories consist principally of fresh, frozen and packaged foods and related non-food products. Inventories are valued at the lower of cost or market, and include the cost of purchased merchandise (net of applicable purchase rebates), and for manufactured products, the cost of material, labor and factory overhead.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                  (Dollars in thousands, except where noted)

Cost for substantially all inventories is determined using the first-in, first-out method. Inventories consist primarily of finished goods.

F. Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments are capitalized, and ordinary repairs and maintenance are charged against operations in the period in which the costs are incurred. Related costs and accumulated depreciation are eliminated from the accounts upon disposition of an asset and the resulting gain or loss is reflected in the consolidated statement of operations.

      Depreciation is computed using the straight-line method over estimated useful lives from date of acquisition as follows:

     Buildings and improvements...................................   15-40 years
     Machinery and equipment......................................    3-15 years
     Leasehold improvements....................................... Life of lease
     Delivery vehicles............................................    3-10 years

      The Company capitalizes the costs of computer software developed or obtained for internal use.

G. Goodwill

      Goodwill is amortized using the straight-line method over the periods expected to be benefited not to exceed 40 years. The Company assesses the recoverability of goodwill by determining whether amortization of the goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Goodwill impairment, if any, is measured by determining the amount by which the carrying value of the goodwill exceeds its fair value based upon discounting future cash flows.

H. Other Noncurrent Assets

      Other noncurrent assets consist principally of deferred financing costs, noncompete agreements, and other deferred costs. Deferred financing costs associated with the acquisition of loans are capitalized and amortized using the effective interest method over the term of the related debt. Such costs are written off upon refinancing of the related debt.

I. Impairment of Long-lived Assets

      The recoverability of long-lived assets is assessed whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable through future undiscounted cash flows expected to be generated by the asset. If such assets are deemed to be impaired, the impairment is measured by determining the amount by which the carrying value of the asset exceeds its estimated fair value.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

J. Income Taxes

      Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that included the enactment date.

K. Net Income (Loss) Per Common Share

      The Company adopted Statement of Financial Accounting Standard No. 128, Earnings Per Share, as of December 27, 1997, and, accordingly, has restated all prior periods in accordance with the pronouncement. The impact on adoption was not material. Basic net income (loss) per common share is based on the weighted average number of common shares outstanding. Diluted net income (loss) per common share is based on the weighted average number of common shares and dilutive securities outstanding. Dilutive securities consist of outstanding stock options and warrants.

L. Derivative Instruments

      The Company uses interest rate swap, cap and collar contracts to manage its exposure to fluctuations in interest rates. The interest rate differential on interest rate contracts used to hedge underlying debt obligations is reflected as an adjustment to interest expense over the life of the contract. Upon early termination of an interest rate contract, the gains or losses on termination are deferred and amortized as an adjustment to the interest expense on the related debt instrument over the remaining period originally covered by the contract.

M. Accounting For Stock-Based Compensation

      The Company applies the intrinsic value method to account for stock-based compensation to employees and directors.

N. Accounting Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

O. Recently Enacted Accounting Pronouncements

      Statement of Financial Accounting Standards--During 1997 and 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS No. 130 and 131 generally require additional financial statement disclosure. SFAS No. 133 establishes accounting and reporting

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company expects to adopt SFAS No. 130 and No. 131 during fiscal 1999 and SFAS No. 133 during fiscal 2000, in accordance with the pronouncements, and is currently evaluating the impact, if any, that SFAS No. 133 will have on its consolidated financial statements.

      Statement of Positions--During 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that costs incurred during a start-up activity be expensed as incurred and that the initial application of the SOP, as of the beginning of the fiscal year in which the SOP is adopted, be reported as a cumulative effect of a change in accounting principle. The Company expects to adopt SOP 98-5 in fiscal 2000. The cumulative effect of adoption is not expected to be material.

P.  Reclassifications

      Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

NOTE 3--BASIS OF PRESENTATION AND ACQUISITION OF RYKOFF-SEXTON, INC.

      On December 23, 1997, Rykoff-Sexton, the nation's third-largest broadline foodservice distributor based on net sales, was merged into a wholly owned subsidiary of JP Foodservice. In connection with the merger, JP Foodservice issued 22,657,498 shares of common stock with an approximate value of $782 million. Each outstanding share of common stock of Rykoff-Sexton was exchanged for .775 of a share of JP Foodservice common stock (the "Exchange Ratio"). The transaction has been accounted for under the pooling-of-interests method of accounting.

      Accordingly, the consolidated financial statements for the years ended June 29, 1996 and June 28, 1997 have been restated to include consolidated financial information for Rykoff-Sexton.

      Both the Company and Rykoff-Sexton have fiscal years which end on the Saturday closest to June 30. Prior to April 28, 1996, Rykoff-Sexton had a fiscal year that ended on the Saturday closest to April 30. The consolidated balance sheet as of June 28, 1997 combines the consolidated balance sheets of JP Foodservice and Rykoff-Sexton as of that date. The consolidated statements of operations for the years ended June 28, 1997 ("fiscal 1997") and June 29, 1996 ("fiscal 1996") combine the results of JP Foodservice for such periods with the results of Rykoff-Sexton for the fiscal years ended June 28, 1997 and April 27, 1996, respectively. Retained earnings activity of Rykoff-Sexton for the period April 28, 1996 to June 29, 1996 (the "transition period"), has been reflected as adjustments to retained earnings as of June 29, 1996, in the consolidated statement of stockholders' equity. Rykoff-Sexton's net sales, loss from operations and net loss for the period from April 28, 1996 to June 29, 1996, were $519,903, ($79,532) and ($60,180), respectively. The results for the transition period include a restructuring charge of $57.6 million ($35.7 million after tax) related to the Rykoff-Sexton acquisition of USF.

      In connection with the acquisition, the Company incurred restructuring costs, asset impairment charges, transaction costs and certain other operating charges resulting from the integration of the two businesses during the year ended June 27, 1998 ("fiscal 1998"). These charges, which approximate $138 million or $2.20 per share after income tax benefit, are further described as follows:

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

      Restructuring Costs--In connection with the Acquisition, management of the combined companies developed and implemented a restructuring plan that included the consolidation of duplicate distribution centers and the centralization of certain general and administrative functions. The Company has closed or is closing 13 distribution centers located in California, Florida, Iowa, Maryland, Massachusetts, Minnesota, Missouri, Nevada, Ohio, Pennsylvania and Virginia. Operations from such facilities are being consolidated with facilities in the same geographic region. In addition, virtually all of Rykoff-Sexton's corporate overhead functions, most of which are resident in Wilkes-Barre, Pennsylvania, have or will be consolidated with such functions in Columbia, Maryland. Nine of the facility consolidations were completed by June 27, 1998, with the four remaining locations to be completed in fiscal 1999. As of June 27, 1998, the consolidation of the corporate overhead functions was virtually complete.

      As a result of management's restructuring plan, the Company recognized a restructuring charge of $56.7 million, of which $13.1 million consisted of non-cash charges. These restructuring costs consisted primarily of $26.8 million for change in control payments to former executives of Rykoff-Sexton, which were generally triggered upon the Acquisition, and the decision to close the Wilkes-Barre, Pennsylvania headquarters; $12.2 million for severance and benefits payable to approximately 800 sales, warehouse and clerical personnel under a one-time termination plan instituted at the closed distribution centers and 50 individuals in corporate positions; $10.8 million for lease payments expected to be made after the date of closure for four leased distribution facilities and the Wilkes-Barre office facility; and $6.9 million for idle facility and facility closure costs, including costs associated with cleaning closed facilities and maintaining the closed facilities until they are sold or subleased, including costs such as property taxes, utilities, security and groundskeeping charges. Severance and benefits were based on severance and other agreements with employees and included an estimate of health and other benefits. Lease commitments were based on amounts due under terminated lease agreements or facilities to be vacated for which the Company is obligated to pay. Idle facility and facility closure costs relate primarily to closing of duplicate facilities, including estimated expenses associated with cleaning and maintaining closed facilities until they are sold or subleased.

      During the six-month period ended June 28, 1998, the Company expended $19.3 million of severance and benefits; $.4 million of lease commitments and $1.7 million of idle facility and facility closure costs. As of June 27, 1998, the following had yet to be expended: $7.3 million of severance and benefits, of which $2 million relates to deferred change in control payments; $10.4 million of lease commitments; and $5.2 million of idle facility and facility closure costs. Management anticipates that $12.0 million will be expended in fiscal 1999 and $5.4 million will be expended in fiscal 2000. The remaining cash charges of $5.4 million relate primarily to losses on lease commitments, the last of which expires in fiscal 2008. The Company is funding these expenditures through, among other things, realization of cost savings resulting from the integration of the two businesses, proceeds from the disposition of closed facilities and income tax benefits. To date, the Company has experienced no significant changes in the restructuring plan.

      Asset Impairment Charge--The Company recognized a non-cash asset impairment charge of $35.5 million, of which $7.6 million related to write-down to net realizable value of buildings and improvements of nine owned facilities being closed; $3.1 million related to write-down to net realizable value of buildings which were held for sale at the date of the merger, $12 million related to costs deferred for a new management information system which is not being placed in service as the result of the merger and $12.8 million related to other long-term assets at facilities being closed.

      Other Operating Charges--The Company charged $8.6 million to cost of goods sold and $19.4 million to operating expenses for writedowns of inventory, receivables and other current assets resulting from

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

operating unit consolidation and realignment during fiscal 1998. The charges related principally to receivable write-offs resulting from the rationalization of customer and vendor relationships and inventory write-downs resulting from the reductions in the number of products distributed by the combined company following the merger, particularly at divisions being closed and consolidated.

      Nonrecurring Charges--The Company recorded nonrecurring charges of approximately $17.8 million for merger costs and expenses (consisting primarily of legal and other professional fees) required to complete the transaction.

      Net sales and net income previously reported by JP Foodservice and Rykoff-Sexton and the combined amounts presented in the accompanying consolidated financial statements are summarized as follows:

                                                         Fiscal Years Ended
                                                     ---------------------------
                                                     June 29, 1996 June 28, 1997
                                                     ------------- -------------
     Net sales:
       JP Foodservice...............................  $1,449,303    $1,691,913
       Rykoff-Sexton................................   1,789,478     3,477,493
                                                      ----------    ----------
         Combined...................................  $3,238,781    $5,169,406
                                                      ==========    ==========
     Net income (loss):
       JP Foodservice...............................  $   16,913    $   22,248
       Rykoff-Sexton................................     (16,780)       16,038
                                                      ----------    ----------
         Combined...................................  $      133    $   38,286
                                                      ==========    ==========

NOTE 4--OTHER ACQUISITIONS

Acquisitions Accounted for as Poolings of Interests

      Merger with Valley--On August 30, 1996, JP Foodservice completed a merger with Valley Industries, Inc. (together with its affiliates, "Valley"), a broadline distributor located in Las Vegas, Nevada. Under the terms of the merger, JP Foodservice exchanged 1,936,494 shares of common stock for all of Valley's common shares and ownership interests.

      Merger With Squeri--On September 30, 1996, JP Foodservice completed a merger with Squeri Food Service, Inc. (together with its affiliates, "Squeri"), a broadline distributor located in Cincinnati, Ohio. Under the terms of the merger, JP Foodservice exchanged 1,079,875 shares of common stock for all of Squeri's common shares and ownership interests.

      The fiscal years of Valley and Squeri have been conformed with the Company's fiscal year as of June 29, 1996. Accordingly, retained earnings activity for the period February 1, 1996 to June 29, 1996, for Valley and the period January 1, 1996 to June 29, 1996, for Squeri has been reflected as adjustments to retained earnings as of June 29, 1996. Combined net sales, loss from operations and net loss for the periods February 1, 1996 to June 29, 1996, for Valley and January 1, 1996 to June 29, 1996, for Squeri were $99,660, $2,028 and $1,848, respectively. The loss from operations during this period was primarily attributable to one-time bonus awards paid to management employees at Valley, start-up costs related to new contracts, higher than normal operating costs at Valley due to the construction of a new facility and higher professional service costs incurred to support the effort to sell these businesses. The net sales and net income of Valley and Squeri, on a combined basis, included in the consolidated financial results of the Company for the year ended June 29, 1996 were $206,627 and $2,856, respectively.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

      In connection with the mergers of Valley and Squeri, the Company recorded nonrecurring charges of approximately $5.4 million for merger costs and expenses (consisting primarily of legal and professional fees) required to complete the transactions.

Acquisitions Accounted for as Purchases

      Westlund Acquisition--On March 20, 1998, the Company completed the acquisition of Westlund Provisions, Inc. ("Westlund"), a foodservice distributor specializing in custom-cut meats located in Minneapolis, Minnesota. Under the terms of the acquisition, the Company acquired all of the outstanding common stock and assumed certain liabilities of Westlund in exchange for 229,070 shares of the Company's common stock. The excess of the purchase price over the fair value of the net assets acquired of approximately $8.5 million has been allocated to goodwill and is being amortized using the straight-line method over 40 years. Results of Westlund for the period March 21, 1998 to June 27, 1998 have been included in the Company's fiscal 1998 consolidated statement of operations.

      Sorrento Acquisition--On January 23, 1998, the Company completed the acquisition of Sorrento Food Service, Inc. ("Sorrento"), a broadline foodservice distributor located in Buffalo, New York. Under the terms of the acquisition, the Company acquired all of the outstanding common stock and assumed or discharged certain liabilities of Sorrento and paid cash consideration of approximately $39 million. The excess of the purchase price over the fair value of the net assets acquired of approximately $18.2 million has been allocated to goodwill and is being amortized using the straight-line method over 40 years. Results of Sorrento for the period January 24, 1998 to June 27, 1998 have been included in the Company's fiscal 1998 consolidated statement of operations.

      Outwest Acquisition--On October 30, 1997, the Company completed the acquisition of Outwest Meat Company ("Outwest"), a foodservice distributor specializing in meats, located in Las Vegas, Nevada. Under the terms of the acquisition, the Company acquired all of the common stock of Outwest in exchange for 372,917 shares of the Company's common stock. The excess of the purchase price over the fair value of the net assets acquired of approximately $7.1 million has been allocated to goodwill and is being amortized using the straight-line method over 40 years. Results of Outwest for the period November 1, 1997 to June 27, 1998 have been included in the Company's fiscal 1998 consolidated statement of operations.

      Pro Forma Information--Unaudited pro forma information for fiscal 1997 and fiscal 1998, as if the Westlund, Sorrento and Outwest acquisitions had occurred on the first day of the fiscal year, is shown below, in thousands, except for share data.

                                                         Fiscal Years Ended
                                                        ---------------------
                                                         June 28,   June 27,
                                                           1997       1998
                                                        ---------- ----------
     Net sales......................................... $5,388,722 $5,631,176
     Income from operations............................ $  150,127 $   65,163
     Income (loss) before extraordinary item........... $   39,454 $  (36,918)
     Net income (loss)................................. $   39,454 $  (46,630)
     Income (loss) per common share before
      extraordinary item:
       Basic........................................... $     0.90 $    (0.81)
       Diluted......................................... $     0.88 $    (0.81)
     Net income (loss) per common share:
       Basic........................................... $     0.90 $    (1.02)
       Diluted......................................... $     0.88 $    (1.02)

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

      Mazo-Lerch Acquisition--On June 19, 1997, JP Foodservice completed the acquisition of Mazo-Lerch Company, Inc. ("Mazo-Lerch"), a broadline foodservice distributor located in Alexandria, Virginia. Under the terms of the acquisition, JP Foodservice acquired all of the outstanding common stock of Mazo-Lerch in exchange for 279,268 shares of JP Foodservice common stock. The excess of the purchase price over the fair value of net tangible assets acquired of approximately $1.3 million has been allocated to goodwill and is being amortized using the straight-line method over 40 years. Results of Mazo-Lerch for the period June 20, 1997 to June 28, 1997, are included in the fiscal 1997 consolidated statement of operations.

      Arrow Acquisition--On August 31, 1996, JP Foodservice completed the acquisition of Arrow Paper and Supply Co., Inc. (together with its affiliate, "Arrow"), a broadline foodservice distributor located in Norwich, Connecticut. Under the terms of the acquisition, JP Foodservice purchased certain assets, assumed or discharged certain liabilities and paid consideration of $28.9 million. Approximately $1.7 million of the consideration was paid with 73,977 shares of JP Foodservice common stock and the remainder was paid in cash. The excess of the purchase price over the fair value of net tangible assets acquired of approximately $28.2 million has been allocated to goodwill and is being amortized using the straight-line method over 40 years. Results of Arrow for the period September 1, 1996 to June 28, 1997, are included in the fiscal 1997 consolidated statement of operations.

      US Foodservice Acquisition--On May 17, 1996, Rykoff-Sexton merged with US Foodservice Inc. ("USF"), a privately held broadline foodservice distribution company. As part of the merger, USF stockholders received 1.457 shares of Rykoff-Sexton common stock for each share of outstanding Class A and Class B common stock of USF. Options and warrants to acquire approximately one million shares of USF were converted into options and warrants to acquire Rykoff-Sexton common stock on the same basis. The aggregate purchase price was approximately $217 million, which included the costs of acquisition. Liabilities assumed in the acquisition approximated $477.2 million. In addition, all outstanding shares of the USF cumulative redeemable exchangeable preferred stock were purchased for $26.6 million. The excess of the purchase price over fair value of net tangible assets acquired of approximately $409 million was allocated to goodwill and is being amortized using the straight-line method over 40 years. Results of USF for the period May 17, 1996 to June 29, 1996, are included in the adjustment to retained earnings for the period April 28, 1996 to June 29, 1996 related to Rykoff-Sexton. The Company's consolidated statements of operations include results for USF for periods after June 29, 1996.

      H&O Foods Acquisition--On November 1, 1995, Rykoff-Sexton acquired substantially all of the assets of H&O Foods, Inc. ("H&O"), a regional, institutional distributor located in Nevada. The aggregate purchase price was approximately $29.6 million, which included the costs of acquisition. The excess of the purchase price over the fair value of the net assets acquired of approximately $18.4 million has been allocated to goodwill and is being amortized using the straight-line method over 40 years. Results for H&O for the period November 2, 1995 to April 29, 1996 are included in the fiscal 1996 consolidated statement of operations.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

NOTE 5--RECEIVABLES

      Receivables are composed of the following:

                                                             June 28,  June 27,
                                                               1997      1998
                                                             --------  --------
     Customer accounts and notes............................ $ 90,073  $121,491
     Less allowance for doubtful accounts...................  (15,710)  (15,818)
                                                             --------  --------
     Net customer...........................................   74,363   105,673
     Other, net, principally from suppliers.................   88,285   109,786
                                                             --------  --------
                                                             $162,648  $215,459
                                                             ========  ========

      The Company sells customer accounts receivable under two securitization arrangements aggregating $250 million (see Note 8).

NOTE 6--PROPERTY AND EQUIPMENT

      The components of property and equipment are as follows:

                                                           June 28,   June 27,
                                                             1997       1998
                                                           ---------  ---------
     Land, buildings and improvements..................... $ 338,750  $ 368,850
     Machinery and equipment..............................   285,675    273,769
     Assets held under capital leases (Note 9)............    50,113     52,740
                                                           ---------  ---------
                                                             674,538    695,359
     Accumulated depreciation.............................  (236,802)  (258,094)
                                                           ---------  ---------
                                                           $ 437,736  $ 437,265
                                                           =========  =========

      The Company capitalizes interest costs as part of major asset construction projects. Capitalized interest was $1,077, $1,071 and $3,081 in fiscal 1996, 1997 and 1998, respectively.

      As of June 28, 1998, land and buildings for seven closed distribution facilities with a carrying value of approximately $24.6 million are held for sale. Each of the properties is currently listed for sale and the Company expects to dispose of such properties over the next two years. The effect of suspending depreciation on such properties was not material.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

NOTE 7--LONG-TERM DEBT

      Long-term debt is composed of the following:

                                                               June 28, June 27,
                                                                 1997     1998
                                                               -------- --------
     Revolving lines of credit................................ $ 63,700 $502,200
     Term loans...............................................  330,125      --
     Industrial development revenue bonds.....................   25,900   25,900
     8.875% Senior subordinated notes.........................  129,287  120,163
     8.55% Senior notes payable...............................   85,000      --
     Other....................................................   10,268    3,020
                                                               -------- --------
       Total long-term debt...................................  644,280  651,283
     Less current maturities of long-term debt................   22,492      604
                                                               -------- --------
                                                               $621,788 $650,679
                                                               ======== ========

      Revolving Line of Credit--In connection with the acquisition of Rykoff-Sexton, the Company entered into a bank credit facility which provides for a $550 million five-year revolving credit facility and a $200 million revolving/term facility (the "Credit Facility") which is renewable annually. Borrowings outstanding under the Credit Facility bear interest at the Company's option at a rate equal to the sum of (a) the London Interbank Offered Rate (LIBOR), a specified prime rate plus .5%, or the federal funds rate plus .5% and (b) an applicable margin. The applicable margin will vary from .175% to
 .55%, based on a formula tied to the Company's leverage from time to time. At June 27, 1998, borrowing rates were based on LIBOR plus an applicable margin of
 .45% and averaged 6.17%. Annual facility fees are based on the same formula and will vary from .055% to .2%. The revolving credit facility includes a $75 million facility for standby and commercial letters of credit and a $50 million swing-line facility for same day borrowings. At June 27, 1998, borrowings of $502,200 were outstanding and the Company had available borrowings of $211,800 under the Credit Facility.

      The Credit Facility includes a number of covenants which require the maintenance of certain financial ratios and restrict the Company's ability to pay dividends and to incur additional indebtedness.

      At June 28, 1997, JP Foodservice had a $175 million unsecured revolving line of credit agreement. The agreement required quarterly interest payments on outstanding borrowings at the prime rate or, at the Company's option, LIBOR plus .275% per annum. At June 28, 1997, Rykoff-Sexton had a credit facility which consisted of a $150 million revolving line of credit and three term loans. Borrowings under the Rykoff-Sexton line of credit required monthly or quarterly interest payments based on LIBOR plus 2.5%. The Rykoff-Sexton term loans required interest at LIBOR plus margins ranging from 2.5% to 3.25%. The JP Foodservice line of credit and the Rykoff-Sexton line of credit and term loans were replaced by the Credit Facility.

      Senior Subordinated Notes--In 1993, Rykoff-Sexton issued $130 million principal amount of 8 7/8% Senior Subordinated Notes due November 1, 2003 (the "8 7/8% Notes"), with interest payable semi-annually commencing May 1, 1994. The 8 7/8% Notes were sold at a discount for an aggregate price of $128.9 million. Provisions of the 8 7/8% Notes include, without limitation, restrictions on liens, indebtedness, asset sales, and dividends and other restricted payments. The 8 7/8% Notes are redeemable at the option of the Company, in whole or in part, at 104.44% of their principal amount beginning November 1998, and thereafter at prices

                       U.S. FOODSERVICE AND SUBSIDIARIES

                  (Dollars in thousands, except where noted)

declining annually to 100% on and after November 2001. The Company retired $9.2 million of the 8 7/8% Notes in fiscal 1998.

      Industrial Development Revenue Bonds--These bonds are secured by a letter of credit issued on behalf of Rykoff-Sexton which is secured by a real estate lien against a distribution facility. The bonds will mature on December 1, 2026, and from time to time bear and pay interest under daily, weekly, commercial paper or long-term interest rate indices at the election of the Company. The interest rate on the bonds approximates LIBOR plus .625% (6.33% at June 27, 1998).

      Extraordinary Item--In connection with the refinancing of the JP Foodservice and the Rykoff-Sexton indebtedness described above, the Company recorded an extraordinary charge of $9.7 million (net of $6.3 million income tax benefit). The charge related to the write-off of deferred financing costs with respect to the extinguished debt and additional payments to holders of the Company's senior notes payable, which were retired in full.

      Derivative Financial Instruments--The Company enters into interest rate swaps, caps and collars to manage its exposure to interest rates on floating rate long-term debt. As of June 27, 1998, the Company has effectively capped its interest rate exposure at 7.85% on approximately $400 million of its floating rate debt for the next twelve months.

      The Company has entered into a swaption agreement for a notional amount of $129 million which can be exercised by the holder commencing in November 1998. The Company received $5.6 million upon execution of the swaption agreement and will receive an additional amount ranging from $1.9 million to $5.7 million when, and if, the swaption is exercised by the holder. The amounts received from the holder will be amortized over the life of the swap arrangement.

      If the Company had terminated each of the contracts on June 27, 1998, it would have had a loss of approximately $1.8 million.

      Interest expense and other financing costs were $32,527, $76,063 and $73,894 in fiscal 1996, 1997 and 1998, respectively. Interest expense included amortization of deferred financing cost of $735, $2,680 and $1,945, respectively. Other financing costs of $235, $15,978 and $14,190 in fiscal 1996, 1997 and 1998, respectively, represent costs associated with the Company's trade accounts receivable securitization arrangements (see Note 8).

      The Company's aggregate annual principal payments applicable to long-term debt are as follows:

     Fiscal Years Ended
     1999.............................................................. $    604
     2000..............................................................      271
     2001..............................................................      284
     2002..............................................................      288
     2003..............................................................  502,442
     Thereafter........................................................  147,394
                                                                        --------
                                                                        $651,283
                                                                        ========

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

      Based on the borrowing rates currently available to the Company for indebtedness with similar terms and average maturities, the fair value of the Company's long- term debt is estimated to be $656,000.

NOTE 8--TRADE ACCOUNTS RECEIVABLE SECURITIZATION ARRANGEMENTS

      The Company maintains revolving securitization arrangements for accounts receivable of $200 million and $50 million. Under the arrangements, receivables are sold by the Company to wholly owned, bankruptcy remote subsidiaries, which in turn sell interests in the receivables to third-party investors. In order to maintain the designated receivable balances, the Company is required to sell interests in new receivables as existing receivables are collected. Under the $200 million agreement, all customer receivables of participating subsidiaries of the Company are sold to a master trust and the Company acquires a participation interest in the master trust equal to the amount in excess of the $200 million third-party interest. Under the $50 million agreement, the Company sells an undivided percentage ownership interest in a designated pool of accounts receivable to an independent issuer of receivable-backed paper. Under both arrangements, the Company effectively retains credit risk and is responsible for collection and administration activities. The Company's interest in the master trust and its retained interest in the undivided pool of receivables have been included in the accompanying consolidated balance sheets as residual interest in accounts receivable sold. The Company accounts for the retained interest in accounts receivable at fair value. The net realizable value of the receivable portfolio approximates fair value due to the rapid collection of accounts sold.

NOTE 9--LEASES

      The Company leases its corporate office facilities and certain distribution facilities and equipment under operating leases. The Company leases certain of its delivery fleet under capital leases. Charges to operations for all operating leases were $35,282, $50,656 and $50,504 in fiscal 1996, 1997 and 1998, respectively.

      Set forth below are the future minimum lease payments under operating leases and capital leases with noncancelable terms beyond one year.

                                                             Operating Capital
     Fiscal Years Ended                                       leases    leases
     ------------------                                      --------- --------
     1999................................................... $ 42,486  $  9,775
     2000...................................................   37,431     8,388
     2001...................................................   29,606     7,724
     2002...................................................   25,389     4,794
     2003...................................................   16,908     5,369
     Thereafter.............................................   42,127    36,020
                                                             --------  --------
     Total minimum lease payments...........................  193,947    72,070
     Less interest portion..................................             35,191
                                                                       --------
     Obligations under capital leases.......................             36,879
     Less current obligations...............................              6,933
                                                                       --------
                                                                       $ 29,946
                                                                       ========

      During fiscal years 1996, 1997 and 1998, the Company's additions to property and equipment of $4,536, $5,957 and $2,979, respectively, were financed through capital lease obligations.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                  (Dollars in thousands, except where noted)


NOTE 10--INCOME TAXES

      The components of income taxes with respect to income (loss) before extraordinary charge are as follows:

                                                       Fiscal Years Ended
                                                   ----------------------------
                                                   June 29,  June 28,  June 27,
                                                     1996      1997      1998
                                                   --------  --------  --------
     Current tax expense (benefit):
       Federal.................................... $ 4,426   $14,224   $(1,857)
       State and local............................   1,589     3,003    (1,047)
                                                   -------   -------   -------
         Total current............................   6,015    17,227    (2,904)
                                                   -------   -------   -------
     Deferred tax expense (benefit):
       Federal....................................  (4,896)   10,354     7,216
       State and local............................    (560)   (1,506)    2,163
                                                   -------   -------   -------
         Total deferred...........................  (5,456)    8,848     9,379
                                                   -------   -------   -------
                                                   $   559   $26,075   $ 6,475
                                                   =======   =======   =======

      In addition, in fiscal 1998, the Company recognized current federal and state income tax benefits of $5,230 and $1,095, respectively, with respect to the loss on early extinguishment of debt of $16,037.

      Temporary differences and the resulting deferred income tax assets and liabilities are as follows:

                                                             June 28,  June 27,
                                                               1997      1998
                                                             --------  --------
     Deferred tax assets:
       Loss carryforwards................................... $ 25,474  $ 24,906
       Restructuring reserves and asset impairment..........   22,383    45,821
       Allowance for doubtful accounts......................    6,565       674
       Capital leases.......................................    4,331     5,196
       Accrued expenses.....................................   19,476    13,751
       Other, net...........................................   10,513     1,528
       Valuation allowance..................................   (1,398)     (648)
                                                             --------  --------
         Deferred tax assets................................   87,344    91,228
                                                             --------  --------
     Deferred tax liabilities:
       Property and equipment...............................  (30,687)  (34,075)
       Intangible assets....................................   (4,165)   (5,823)
       Other, net...........................................   (9,883)  (18,100)
                                                             --------  --------
         Deferred tax liabilities...........................  (44,735)  (57,998)
                                                             --------  --------
         Net deferred tax assets............................ $ 42,609  $ 33,230
                                                             ========  ========

      Management believes it is more likely than not that the deferred tax assets, net of valuation allowances, at June 27, 1998, including federal and state net operating loss carryforwards, will be realizable

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

through the combination of future taxable income, alternative tax planning strategies and the reversal of existing taxable temporary differences.

      A reconciliation of the statutory Federal income tax rate to the income tax rate on income (loss) before income taxes and extraordinary charge, is as follows:

                                        Fiscal Years Ended
                            -------------------------------------------------
                                                June 28,
                            June 29, 1996         1997        June 27, 1998
                            ---------------   -------------   ---------------
Computed statutory expense
 (benefit)................  $   242    35.0 % $22,526  35.0 % $(10,786) (35.0)%
State and local income
 tax, net of federal tax
 benefit..................   (1,140) (164.7)      973   1.5        725    2.4
Permanent differences.....    3,084   445.7     4,853   7.5     17,448   56.6
Reversal of valuation
 allowance................      916   132.4    (2,800) (4.4)      (750)  (2.4)
Gas tax credit and other..   (2,543) (367.5)      523   0.8       (162)  (0.6)
                            -------  ------   -------  ----   --------  -----
                            $   559    80.9 % $26,075  40.4 % $  6,475   21.0 %
                            =======  ======   =======  ====   ========  =====

      Federal net operating loss carryforwards as of June 27, 1998 approximate $56,154 and expire in various amounts through 2011. Included in such amounts are net operating losses incurred prior to the USF acquisition. The use of these net operating losses is subject to certain limitations imposed by the Internal Revenue Code. The Company does not anticipate these limitations will affect utilization of the carryforwards prior to their expiration date. All tax years of the Company, since fiscal 1994, are open for examination. The Internal Revenue Service and certain state authorities have examinations in progress.

NOTE 11--STOCKHOLDERS' EQUITY

      Issuance of Common Stock--In August and September 1996, the Company sold 3,075,000 shares of common stock in a public offering for $65.9 million, net. The net proceeds of the offering were used to fund the cash portion of the Arrow purchase price and to repay indebtedness assumed or discharged by the Company in connection with its acquisitions of Valley and Arrow, as discussed in Note 4.

      Related Party Transactions--In December 1996, Sara Lee Corporation sold its ownership interest of approximately 27% of the Company's outstanding common stock in a public offering. As a result, the Company has reclassified $44,943 of distributions in excess of net book value of continuing stockholder's interest as a reduction to additional paid-in-capital.

      Employee Stock Purchase Plan--The Company sponsors an employee stock purchase plan, pursuant to which all full-time employees of the Company and its subsidiaries who have been employed by the Company for 90 days or more are eligible to purchase shares of common stock from the Company. An aggregate of 1,500,000 shares of common stock may be issued and purchased under the plan. Eligible employees may purchase shares of common stock at a price equal to 85% of the market price per share on each quarterly investment date. Purchases under this plan totaled 33,940 shares, 38,902 shares and 32,830 shares during fiscal 1996, 1997 and 1998, respectively.

      Warrants--At June 27, 1998, the Company had warrants outstanding to purchase 231,066 shares of common stock at $13.11 per share. The warrants expire on September 30, 2005. Subsequent to June 27, 1998, a warrant to purchase 159,968 shares of common stock was exercised.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)


      Shareholder Rights Plan--The Company has a shareholder rights plan under which the issuance of rights, subject to specified exceptions, would be triggered by the acquisition (or certain actions that would result in the acquisition) of 10% or more of the Company's common stock by any person or group (or 15% or more by any person eligible to report its ownership of the Company's common stock on Schedule 13G under the Securities Exchange Act of
1934).

      Pursuant to this plan, each share of common stock has attached one preferred share purchase right (a "Right") which entitles the registered holder of common stock to purchase from the Company, upon the occurrence of the specified triggering events, one-hundredth of a share of a newly authorized issue of junior participating preferred stock at a price of $95, subject to adjustment. The Company may redeem the Rights at a price of $.01 per Right prior to a triggering event. The Rights expire on February 19, 2006.

NOTE 12--STOCK OPTION PLANS

      The Company sponsors an employee stock incentive plan and an outside director stock option plan. The employee plan authorizes the grant, at the discretion of the Company's Board of Directors, of incentive stock options, non-qualified stock options, restricted stock awards, stock appreciation rights, or any combination thereof, at the fair market value on the date of grant. Options granted under the employee plan generally have a life of ten years and vest over a three-year period. The outside director plan provides for an initial award of 5,000 options and an annual award of 2,000 options, at fair market value, for a ten-year period with one-fourth vesting upon grant and the balance vesting equally over three years. Stockholders of the Company have authorized for issuance pursuant to the employee plan and the outside director plan 2,600,000 and 200,000 shares of common stock, respectively.

      Rykoff-Sexton sponsored several stock option plans for employees and directors. In connection with the acquisition, options to purchase shares of Rykoff-Sexton were exchanged for options to purchase the Company's common stock on the same terms and conditions after adjusting the option amounts and exercise prices for the Exchange Ratio. Virtually all of the options were immediately exercisable as the result of the change of control provisions contained in each of the option agreements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                  (Dollars in thousands, except where noted)

      The aggregate number of shares reserved for the issuance of common stock under all plans was 3,297,001 at June 27, 1998. Upon a change of control of the Company, as defined in the plans, all outstanding and previously unvested options will become immediately exercisable. A summary of changes in outstanding stock options follows:

                                                                Weighted average
                                                      Stock      exercise price
                                                     options       per share
                                                    ----------  ----------------
     Balance July 1, 1995..........................  1,250,193      $ 17.73
     Options granted...............................  1,428,198        15.24
     Options cancelled.............................   (148,774)       17.55
     Options exercised.............................   (123,678)        5.71
                                                    ----------      -------
     Balance June 29, 1996.........................  2,405,939        16.62
     Options granted...............................    681,545        21.79
     Options cancelled.............................    (73,695)       16.10
     Options exercised.............................   (249,848)       12.86
                                                    ----------      -------
     Balance June 28, 1997.........................  2,763,941        18.19
     Options granted...............................    693,714        32.46
     Options cancelled.............................   (231,251)       27.38
     Options exercised............................. (1,331,329)       19.11
                                                    ----------      -------
     Balance June 27, 1998.........................  1,895,075      $ 22.49
                                                    ==========      =======

      The following table summarizes information about stock options outstanding at June 27, 1998:

                    Number     Weighted average    Weighted       Number        Weighted
   Range of       outstanding     remaining        average      exercisable     average
exercise prices  June 27, 1998 contractual life exercise price June 27, 1998 exercise price
---------------  ------------- ---------------- -------------- ------------- --------------
    $ 0.13-
    $  4.48           10,749         4.54           $ 0.73         10,749        $ 0.73
    $11.00-
     $15.75          457,726         6.00           $12.77        410,781        $12.59
    $16.65-
     $24.84          812,687         7.68           $20.87        434,981        $19.91
    $27.56-
     $35.19          613,913         8.68           $32.26         21,133        $29.96
                   ---------                                      -------
                   1,895,075         7.58           $22.49        877,644        $16.49
                   =========                                      =======

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

      The Company applies the intrinsic value method when accounting for stock-based employee compensation grants. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost been determined under the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                Fiscal Years Ended
                                     -----------------------------------------
                                     June 29, 1996 June 28, 1997 June 27, 1998
                                     ------------- ------------- -------------
     Net income (loss):
       As reported..................     $ 133        $38,286      $(47,004)
       Pro forma....................      (145)        36,479       (51,609)
                                         =====        =======      ========
     Basic earnings (loss) per
      share:
       As reported..................     $0.00        $  0.88      $  (1.04)
       Pro forma....................      0.00           0.83         (1.14)
                                         =====        =======      ========
     Diluted earnings (loss) per
      share:
       As reported..................     $0.00        $  0.87      $  (1.04)
       Pro forma....................      0.00           0.83         (1.14)
                                         =====        =======      ========

      The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1996, 1997 and 1998: dividend yield of 0%; expected volatility of 41.45%, 45.44% and 41.02% for fiscal 1996, 1997 and 1998, respectively; risk-free interest rate of 6.18%, 6.36% and 6.10% for fiscal 1996, 1997 and 1998, respectively; and expected lives of five years. The weighted average fair value of options granted during fiscal 1996, 1997 and 1998 was $6.48, $11.21 and $13.87, respectively.

      Pro forma net income (loss) reflects only options granted in fiscal 1996, 1997 and 1998, as compensation cost for options granted prior to July 2, 1995 is not considered. Compensation cost is reflected over the options' vesting periods of three to four years.

NOTE 13--EMPLOYEE RETIREMENT PLANS

      Defined Contribution Plans--The Company and certain of its subsidiaries sponsor several defined contribution profit sharing plans for which all full-time non-union employees are generally eligible. Terms of the plans provide for employee and Company contributions, which may be made in cash or common stock of the Company. Charges to operations for employer contributions to the plans were $1,775, $3,911 and $4,521 in fiscal 1996, 1997 and 1998, respectively. Of such amounts, the Company made contributions in common stock of $1,612, $1,555 and $1,961, respectively.

      Multi-Employer Plans--The majority of the Company's union employees are covered by union-administered pension plans. Since these plans are part of multi-employer pension arrangements, it is not practicable to determine the amount of accumulated plan benefits or plan net assets applicable solely to the Company's employees. With the passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act"), the Company may, under certain circumstances, become subject to liabilities in excess of contributions made under collective bargaining agreements. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from these plans. Charges to operations for all employer defined benefit

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)

pension contributions required by union agreements aggregated $8,459, $8,546 and $9,210 in fiscal 1996, 1997 and 1998, respectively.

      Defined Benefit Plans--The Company maintains six non-contributory pension plans for its salaried, commissioned and certain of its hourly employees. Under the plans, the Company is required to make annual contributions that are determined by the plans' consulting actuary, using participant data that is supplied by the Company. It is the Company's policy to fund pension costs currently. Pension benefits are based on length of service and either a percentage of final average annual compensation or a dollar amount for each year of service. Benefits under three of the plans are frozen at June 27, 1998. Projected benefit obligations of plans for which benefits were not frozen at June 27, 1998 were $4,956. During fiscal 1998, the Company recognized a curtailment gain of $7.4 million reflecting the freezing of benefits from one of those defined benefit plans.

      Net pension expense for defined benefit pension plans for fiscal 1996, 1997 and 1998 are included in the following components:

                                                     Fiscal Years Ended
                                                 ----------------------------
                                                 June 29,  June 28,  June 27,
                                                   1996      1997      1998
                                                 --------  --------  --------
     Service cost-benefits earned during the
      period.................................... $ 3,700   $  5,045  $ 3,061
     Interest cost on projected benefit
      obligation................................   4,473      6,055    5,911
     Actual return on plan asset................  (5,452)   (14,255)  (8,556)
     Effect of curtailment......................     --         --    (7,390)
     Net amortization and deferral..............    (105)     7,555     (537)
                                                 -------   --------  -------
     Net pension expense (income)............... $ 2,616   $  4,400  $(7,511)
                                                 =======   ========  =======

      The following table reconciles the pension plans' funded status to accrued expense as of June 28, 1997 and June 27, 1998:

                                                              Fiscal Years
                                                                  Ended
                                                            ------------------
                                                            June 28,  June 27,
                                                              1997      1998
                                                            --------  --------
     Market value of plan assets in equities and bonds..... $ 88,784  $95,187
                                                            --------  -------
     Actuarial present value of accumulated benefits:
       Vested..............................................   69,007   86,751
       Non-vested..........................................    4,279      583
     Additional benefits based on estimated future salary
      levels...............................................    7,248       40
                                                            --------  -------
         Projected benefit obligations.....................   80,534   87,374
                                                            --------  -------
     Plan assets more than projected benefit obligations...    8,250    7,813
     Unrecognized net obligation to be amortized over 10
      years................................................    2,778      221
     Unrecognized net gain.................................  (22,365)  (8,446)
                                                            --------  -------
         Accrued pension expense........................... $(11,337) $  (412)
                                                            ========  =======

      The weighted average discount rates were 7.75% and 6.75% and the expected long-term rates of return on plan assets were 9.5% and 9% at June 28, 1997 and June 27, 1998, respectively. As of June 27, 1998, plans are either frozen or have benefits that accrue based on fixed amounts for each year of service.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                   (Dollars in thousands, except where noted)


      Other Postretirement Benefit Plans--The Company has several nonpension postretirement benefit plans, certain of which are contributory. The present value of future benefits to be paid to current employees and eligible retirees amounted to approximately $2.3 million at June 27, 1998 and is included in other noncurrent liabilities in the accompanying consolidated balance sheet.

NOTE 14--OTHER RESTRUCTURINGS

      In connection with the USF acquisition described in Note 4, Rykoff-Sexton recorded a restructuring charge of $57.6 million ($35.7 million after tax) in the nine-week fiscal period ended June 29, 1996 (see Note 3). The restructuring charge consisted of severance and employee benefits of $10.7 million, lease related costs of $20.2 million and other closure and integration costs of $26.7 million. During the nine week fiscal year transition period and fiscal 1997, Rykoff-Sexton charged costs of $28.1 million (consisting of severance and employee benefits of $4.5 million, lease related costs of $2.7 million and other closure and integration costs of $20.9 million) against the restructuring reserve and reversed $4.0 million into income. This reversal related to severance costs reserved for employees who voluntarily terminated their employment during fiscal 1997, thereby forfeiting their termination rights. During fiscal 1998, the Company paid $6.0 million for severance and lease commitments and reversed $3.0 million of unutilized reserves against restructuring costs. Based on current management's review of the reserves remaining to cover the existing commitments which resulted from the prior restructuring activity, these amounts were not considered necessary. The reversal related to restructuring activities for which the actual costs were overestimated or for which contemplated restructuring plans ultimately changed. As of June 27, 1998, reserves for $1.0 million of severance and benefits, $12.5 million of lease commitments and $3.0 million of other exit costs have yet to be expended. The Company expects these expenditures to occur at the rate of approximately $2 million per year for the next four fiscal years and $1 million per year for the following eight fiscal years.

      In fiscal 1996, Rykoff-Sexton recorded a pre-tax charge of $29.7 million which was principally reflected as a reduction in the net carrying value of land, buildings and improvements.

      In October 1995, Rykoff-Sexton concluded a restructuring plan initiated in 1993 and credited the remaining unutilized restructuring reserve of $6.4 million into income.

NOTE 15--OTHER COMMITMENTS AND CONTINGENCIES

      Legal Proceedings--The Company is involved, from time to time, in litigation and proceedings arising out of the ordinary course of business. There are no pending material legal proceedings or environmental investigations to which the Company is a party or to which the property of the Company is subject.

      Letters of Credit--The Company utilizes standby letters of credit principally for worker's compensation self-insurance security deposit requirements. These letters of credit are irrevocable and have one-year renewable terms. Outstanding standby and commercial letters of credit as of June 27, 1998 were approximately $36 million.

NOTE 16--SUBSEQUENT EVENT (UNAUDITED)

      On August 28, 1998, the Company completed the outsourcing of the Rykoff-Sexton Manufacturing Division through the sale of its assets to a third party and entered into a six-year supply agreement to purchase products from the new company. Gross proceeds from the supply agreement and asset sale totaled $101 million.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (In thousands)
                                  (Unaudited)

                                                                    December 26,
                                                                        1998
ASSETS                                                              ------------
Current assets
 Cash and cash equivalents.........................................  $   64,486
 Receivables, net..................................................     303,909
 Residual interest on accounts receivable sold.....................     135,583
 Inventories.......................................................     377,125
 Other current assets..............................................      32,853
 Deferred income taxes.............................................      37,398
                                                                     ----------
  Total current assets.............................................     951,354
Property and equipment, net........................................     440,997
Goodwill and other noncurrent assets...............................     628,840
                                                                     ----------
  Total assets.....................................................  $2,021,191
                                                                     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Current maturities of long-term debt..............................  $      683
 Current obligations under capital leases..........................       5,592
 Accounts payable..................................................     363,253
 Accrued expenses..................................................     104,125
                                                                     ----------
  Total current liabilities........................................     473,653
Noncurrent liabilities
 Long-term debt....................................................     737,101
 Obligations under capital leases..................................      28,328
 Deferred income taxes.............................................       6,015
 Other noncurrent liabilities......................................     101,992
                                                                     ----------
  Total liabilities................................................   1,347,089
                                                                     ----------
Commitments and contingent liabilities
Stockholders' equity...............................................     674,102
                                                                     ----------
  Total liabilities and stockholders' equity.......................  $2,021,191
                                                                     ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
               (In thousands, except share and per share amounts)
                                  (Unaudited)

                                                         Six Months Ended
                                                     -------------------------
                                                     December 27, December 26,
                                                         1997         1998
                                                     ------------ ------------
Net sales...........................................  $2,712,086   $3,011,459
Cost of sales.......................................   2,199,343    2,459,400
                                                      ----------   ----------
Gross profit........................................     512,743      552,059
Operating expenses..................................     449,166      447,694
Amortization of intangible assets...................       7,419        8,077
Restructuring costs.................................      38,037          --
Asset impairment....................................      32,135          --
                                                      ----------   ----------
Income (loss) from operations.......................     (14,014)      96,288
Interest and other financing costs, net.............      39,246       32,672
Nonrecurring acquisition charges....................      17,822          --
                                                      ----------   ----------
Income (loss) before income taxes (benefit) and
 extraordinary charge...............................     (71,082)      63,616
Provision for income taxes (benefit)................     (10,251)      26,096
                                                      ----------   ----------
Income (loss) before extraordinary charge...........     (60,831)      37,520
Extraordinary charge, net of income tax benefit.....       9,712        2,748
                                                      ----------   ----------
Net income (loss) and comprehensive income (loss)...  $  (70,543)  $   34,772
                                                      ==========   ==========
Net income (loss) per common share:
 Basic:
  Before extraordinary charge.......................  $    (1.35)  $     0.80
  Extraordinary charge..............................       (0.22)       (0.06)
                                                      ----------   ----------
   Net income (loss) per common share...............  $    (1.57)  $     0.74
                                                      ==========   ==========
 Diluted:
  Before extraordinary charge.......................  $    (1.35)  $     0.79
  Extraordinary charge..............................       (0.22)       (0.06)
                                                      ----------   ----------
   Net income (loss) per common share...............  $    (1.57)  $     0.73
                                                      ==========   ==========
Weighted average common shares outstanding:
   Basic ...........................................  44,811,000   47,039,000
   Diluted..........................................  44,811,000   47,669,000

  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                          Six Months Ended
                                                      -------------------------
                                                      December 27, December 26,
                                                          1997         1998
                                                      ------------ ------------
Cash flows from operating activities
 Net income (loss)...................................   $(70,543)    $ 34,772
 Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
   Depreciation and amortization.....................     31,679       29,984
   Write-off deferred financing costs................      9,152        1,247
   Asset impairment..................................     32,135          --
   Restructuring reserve.............................     38,037          --
   Other adjustments.................................      3,594       (1,107)
   Changes in working capital, net of effects from
    acquisitions.....................................    (84,355)    (110,530)
                                                        --------     --------
Net cash used in operating activities................    (40,301)     (45,634)
                                                        --------     --------
Cash flows from investing activities
  Additions to property and equipment................    (60,060)     (35,216)
  Cost of businesses acquired, net of cash acquired..       (118)      (8,438)
  Proceeds from disposals of property................      6,677        7,322
  Proceeds from sale of manufacturing division
   assets............................................        --        20,755
  Other..............................................        --          (535)
                                                        --------     --------
Net cash used in investing activities................    (53,501)     (16,112)
                                                        --------     --------
Cash flows from financing activities
  Net increase in borrowings under revolving lines of
   credit............................................        --       153,300
  Increase (decrease) in long-term debt, net.........     80,786      (93,515)
  Principal payments under capital lease
   obligations.......................................     (2,978)      (3,116)
  Proceeds from employee stock purchases.............     10,474        6,796
  Treasury stock purchases...........................    (12,417)         --
  Other..............................................      1,933        4,950
                                                        --------     --------
Net cash provided by financing activities............     77,798       68,415
                                                        --------     --------
Net increase (decrease) in cash and cash
 equivalents.........................................    (16,004)       6,669
Cash and cash equivalents:
  Beginning of period................................     74,432       57,817
                                                        --------     --------
  End of period......................................   $ 58,428     $ 64,486
                                                        ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       U.S. FOODSERVICE AND SUBSIDIARIES

                        NOTES TO CONDENSED CONSOLIDATED
        FINANCIAL STATEMENTS (Dollars in thousands, except where noted)
                                  (Unaudited)

NOTE 1--BASIS OF PRESENTATION

      The condensed consolidated financial statements of U.S. Foodservice and its consolidated subsidiaries (the "Company") at December 26, 1998 and for the six-month periods ended December 27, 1997 and December 26, 1998, included herein are unaudited, but include all adjustments (consisting only of normal recurring entries) which the Company's management believes to be necessary for the fair presentation of the financial position, results of operations and cash flows of the Company as of and for the periods presented. Interim results are not necessarily indicative of results that may be expected for the full year.

NOTE 2--ACQUISITION OF RYKOFF-SEXTON, INC.

      On December 23, 1997, Rykoff-Sexton, Inc. ("Rykoff-Sexton") was merged into a wholly owned subsidiary of U.S. Foodservice (the "Acquisition"). The transaction was accounted for under the pooling of interests method of accounting. In connection with the Acquisition, the Company incurred restructuring costs, asset impairment charges, non-recurring charges and certain other operating charges resulting from the integration of the two businesses during the year ended June 27, 1998. These charges are further described as follows:

      Restructuring Costs. In connection with the Acquisition, the Company recorded a $56.7 million restructuring charge during the year ended June 27, 1998. Of this amount, the Company recognized $41.0 million in the quarter ended December 27, 1997 and the remainder in the quarter ended March 28, 1998. The restructuring costs consisted primarily of $26.8 million for change in control payments to former executives of Rykoff-Sexton, $12.2 million for severance and benefits, $10.8 million for future lease commitments and $6.9 million for idle facility and facility closure costs related to the Company's plan to consolidate and realign certain operating units and consolidate various overhead functions.

      During the six months ended December 26, 1998, the Company continued the implementation of its restructuring plan initiated in December 1997. The plan included the closure of 13 distribution centers in 11 states and consolidation of the operations of these centers with facilities in the same geographic region. As of December 26, 1998, consolidation of 11 of the distribution centers was complete. The Company expects that consolidation of the remaining two centers will be completed by the end of fiscal 1999.

      During the six months ended December 26, 1998, the Company expended $2.1 million of costs for severance and benefits, $0.7 million of lease commitment costs and $0.9 million of idle facility and facility closure costs. At December 26, 1998, $5.2 million of costs for severance and benefits, $9.7 million of lease commitment costs and $4.3 million of idle facility and facility closure costs have yet to be expended. Of these amounts, the Company expects to expend $8.4 million during the remainder of fiscal 1999 and $5.4 million in fiscal 2000. The remaining charges of $5.4 million relate primarily to losses on lease commitments, the last of which expires in fiscal 2008.

      Asset Impairment. During the fiscal year ended June 27, 1998, the Company recognized non-cash asset impairment charges of $35.5 million. Of this amount, the Company recognized $32.1 million in the quarter ended December 27, 1997 and the remainder in the quarter ended March 28, 1998. Of these asset impairment charges, $7.6 million related to the write-down to net realizable value of buildings and improvements of nine owned facilities being closed; $3.1 million related to the write-down to net realizable value of buildings which were held for sale at the date of the Acquisition; $12.0 million related to costs deferred for a new management information system which is not being placed in service as a result of the Acquisition; and $12.8 million related to other long-term assets at facilities being closed.

                       U.S. FOODSERVICE AND SUBSIDIARIES
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Dollars in
                         thousands, except where noted)
                                  (Unaudited)


      The Company does not expect to incur any additional restructuring costs, asset impairment charges or transaction costs related to the Acquisition. Any additional operating costs related to the integration of the two businesses are not expected to be material.

      Other Operating Charges. During the six months ended December 27, 1997, the Company charged $6.1 million to cost of goods sold and $15.6 million to operating expense for write-downs of inventory, receivables and other current assets resulting from the operating unit consolidation and realignment during fiscal 1998. The charges related principally to receivable write-offs resulting from the rationalization of customer and vendor relationships and inventory write-downs resulting from the reductions in the number of products distributed by the combined company following the Acquisition, particularly at divisions being closed and consolidated.

      Nonrecurring Acquisition Charges. During the six months ended December 27, 1997, the Company recorded nonrecurring charges of approximately $17.8 million for merger related costs and expenses (consisting primarily of legal and other professional fees) required to complete the transaction.

NOTE 3--PRIOR RESTRUCTURING COSTS

      In connection with its acquisition of U.S. Foodservice Inc. on May 17, 1996, Rykoff-Sexton recorded a restructuring charge of $57.6 million ($35.7 million after tax) in the transition period ended June 29, 1996. Approximately $10.7 million of the charge related to severance and termination benefit costs, $20.2 million related to lease related costs and $26.7 million related to other exit costs, including the closure of duplicate facilities and other integration activities. During the six months ended December 27, 1997, the Company charged $2.6 million against the restructuring liability and reversed $3.0 million of unutilized reserves against restructuring costs. The reversal related to restructuring activities for which the actual costs were overestimated or for which contemplated restructuring plans ultimately changed. During the six months ended December 26, 1998, the Company expended $0.1 million of costs for severance and benefits, $0.7 million for lease commitment costs and $0.5 million for other exit costs. At December 26, 1998, $0.9 million of costs for severance and benefits, $11.8 million of lease commitment costs and $2.5 million of other exit costs had yet to be expended. The Company expects these expenditures to occur at the rate of approximately $2 million per year for fiscal 1999 and the next three fiscal years and $1 million per year for the following seven fiscal years.

NOTE 4--EXTRAORDINARY CHARGES

      During the six months ended December 26, 1998, the Company recorded an extraordinary charge of $2.7 million (net of a $1.8 million income tax benefit) related to the redemption and retirement of $75.1 million 8 7/8% Senior Subordinated Notes due 2003. The extraordinary charge consisted of a $3.3 million redemption premium paid to note holders and the write-off of $1.2 million of unamortized deferred financing costs.

      On December 23, 1997, in connection with the consummation of the Acquisition, the Company entered into a new bank credit facility which provided for a $550 million five-year revolving credit facility and a $200 million revolver/term loan facility (collectively, the "New Credit Facility"). During the six months ended December 27, 1997, the Company applied the proceeds of the New Credit Facility to refinance substantially all of its indebtedness in order to lower significantly its overall borrowing costs. As a result of this refinancing, the Company recorded an extraordinary charge of $9.7 million (net of $6.3 million income tax benefit) related to the write-off of deferred financing costs with respect to the extinguished debt and additional payments to holders of the Company's senior notes due 2004 in accordance with the senior note terms.

                       U.S. FOODSERVICE AND SUBSIDIARIES
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Dollars in
                         thousands, except where noted)
                                  (Unaudited)

NOTE 5--OUTSOURCING OF THE MANUFACTURING DIVISION

      On August 28, 1998, the Company sold the inventory and fixed assets of its manufacturing division to a third party. In connection with the sale, the Company entered into a six-year supply agreement. Under the terms of the sale and supply agreements, the Company received $85 million in cash and a $16 million subordinated note from the buyer bearing interest at 13% and payable in August 2006. Interest on the note payable is payable in additional notes through August 2005 and thereafter in cash. The assets transferred had a net book value of approximately $20 million, including $10.8 million in inventories. Costs to complete the transaction were approximately $3 million. Net gain on the sale of assets and proceeds from entering into the supply agreement aggregated approximately $78 million.

      The supply agreement establishes minimum purchase obligations by the Company for each of the next six years. First year minimum purchase obligations are based on purchase levels prior to the sale, with the succeeding years' purchase obligations increasing at a rate of 6% per year. Based on current product prices, the supply agreement obligates the Company to purchase in excess of $750 million of products over the next six years. The Company may incur substantial penalties if it does not purchase the minimum product quantities specified in the agreement.

      As a result of the Company's significant continuing involvement in the manufacturing business, $62 million of the gain is being deferred and recognized over the life of the supply agreement as goods are purchased from the manufacturing business and sold to the Company's foodservice customers. The balance of the gain, including interest attributable to the subordinated note receivable, will not be recognized until such time as the buyer has sufficient cash flows to demonstrate payment of the principal and interest.

NOTE 6--ACQUISITIONS

      Haar - Effective October 23, 1998, the Company completed the acquisition of J.H. Haar & Sons, L.L. C. ("Haar"), a broadline foodservice distributor serving the New York City metropolitan market. Annual sales for Haar for its fiscal year ended September 30, 1998 totaled $57 million. Under the terms of the acquisition agreement, the Company acquired all of the membership interests of Haar in exchange for 550,543 shares of the Company's common stock. The transaction was accounted for as a pooling of interests. Due to the fact that total assets, net assets and the results of operations were not material to the Company for any of the prior years, the transaction was recorded as of September 27, 1998.

      Webb - Effective November 16, 1998, the Company completed the acquisition of Joseph Webb Foods, Inc ("Webb"), a broadline foodservice distributor serving the San Diego and other Southern California markets. Under the terms of the acquisition agreement, the Company acquired 100% of the stock of Webb for 896,057 shares of the Company's common stock and $8.0 million in cash, including transaction costs. In addition, the agreement includes a provision for future stock payments to the selling shareholders contingent upon achievement of future sales performance targets. The transaction was accounted for as a purchase.

      Other - During fiscal 1998, the Company acquired Outwest Meat Company ("Outwest"), Sorrento Food Service, Inc. ("Sorrento") and Westlund Provisions, Inc. ("Westlund").

                       U.S. FOODSERVICE AND SUBSIDIARIES
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Dollars in
                         thousands, except where noted)
                                  (Unaudited)

      The tables below set forth pro forma information for the six-month periods ended December 27, 1997 and December 26, 1998 giving effect to the acquisitions of Haar, Webb, Westlund, Sorrento and Outwest as if such acquisitions had been consummated as of June 28, 1997 (in thousands):

                                                         Six Months Ended
                                                     -------------------------
                                                     December 27, December 26,
                                                         1997         1998
                                                     ------------ ------------
Net sales...........................................  $2,929,085   $3,093,934
Income (loss) before extraordinary charges..........  $  (59,442)  $   36,157
Net income (loss)...................................  $  (67,154)  $   33,409
Income (loss) per common share before extraordinary
 charge:
 Basic..............................................  $    (1.28)  $     0.77
 Diluted............................................  $    (1.28)  $     0.76
Net income (loss) per common share:
 Basic..............................................  $    (1.48)  $     0.71
 Diluted............................................  $    (1.48)  $     0.70

NOTE 7--RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

      During the fiscal quarter ended September 26, 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 130, Reporting Comprehensive Income. Adoption had no impact on the Company's condensed consolidated financial statements, as comprehensive income (loss) and net income (loss) were the same.

NOTE 8--CONTINGENCIES

      From time to time, the Company is involved in litigation and proceedings arising out of the ordinary course of business. There are no pending material legal proceedings or environmental investigations to which the Company is a party or to which the property of the Company is subject as of the date of this report.

NOTE 9 -- EARNINGS PER SHARE

      The following table reconciles the numerators and denominators of the Company's basic and diluted earnings per share (EPS) computations for income before extraordinary charge (in thousands):

                               Six Months Ended               Six Months Ended
                               December 27, 1997              December 26, 1998
                         ------------------------------  ---------------------------
                         Income                          Income
                         (loss)        Share      Per    (loss)       Share     Per
                         Numerator  Denominator  share   Numerator Denominator share
                         ---------  ----------- -------  --------- ----------- -----
Basic EPS-Income (loss)
 before
 extraordinary charge... $(60,831)     44,811   $ (1.35) $ 37,520     47,039   $0.80
                         ========               =======  ========              =====
Effect of dilutive
 securities:
 Warrants...............                  --                              65
 Common stock options...                  --                             575
 Other stock-based com-
   pensation
   arrangements.........                  --                              20
                                      -------                        -------
Diluted EPS-Income
 (loss) before extraor-
 dinary charge.......... $(60,831)     44,811   $ (1.35) $ 37,520     47,699   $0.79
                         ========     =======   =======  ========    =======   =====

      The effect of stock options outstanding during fiscal 1998 were not included in the computation of diluted EPS because othe effect would have been antidilutive.

[The graphics on the inside back cover consist of the following: (1) the U.S. Foodservice logo in color immediately above the color caption "Proprietary Brands" and (2) eight color product logos for U.S. Foodservice proprietary brand products accompanied by descriptions of those products.]

[Text appearing below the caption "Proprietary Brands":]

Our proprietary brands enable us to offer our customers an exclusive and expanding line of product alternatives to comparable national brands across a wide range of prices. Our two-tier proprietary brand strategy emphasizes our private brands as a direct alternative to national brand items and our signature brands as foodservice "concepts" and specialties, such as ethnic and gourmet product offerings.

Private Brands

We offer our customers an expanding line of products under our various private brands. We currently offer over 8,000 private brand products, including frozen and canned goods, fruits, vegetables and meats. We have developed a multi-tier quality system to meet the specific requirements of different market segments.

Signature Brands

Cross Valley Farms(R)

Premium fresh produce, salads, and California frozen fruit and vegetables.

el Pasado Authentic Mexican Cuisine with a Touch of the Past(R)

A full line of Mexican products offers the ingredients to produce great Mexican dishes and also includes prepared entrees to allow our customers an easy way to serve authentic Mexican cuisine.

Harbor Banks(R)

High quality fresh and frozen seafood.

Hilltop Hearth(R)

A full line of baked goods consisting of breads, rolls, cakes, pies, cobblers, cookies, muffins and more.

Patuxent Farms(R)

Fresh deli meats, cheeses and dairy products.

Rituals(R)

A complete line of gourmet and foodservice coffees, as well as marketing services to help our customers profit from the upscale coffee bar trend.

Roseli(R)

A complete line of superior pastas, cheeses, meats, sauces and oils that are "The Renaissance of Italian Taste(TM)".

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             8,695,946 Shares

                                U.S. FOODSERVICE

                                  Common Stock

                                ---------------

                                   PROSPECTUS

                                ---------------

                              Merrill Lynch & Co.

                              Goldman, Sachs & Co.

                              Salomon Smith Barney

                              J.C. Bradford & Co.

                       First Union Capital Markets Corp.

                                      , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                                [ALTERNATE PAGE]
                             Subject to Completion

                Preliminary Prospectus dated March 15, 1999

PROSPECTUS

                             8,695,946 Shares

                                U.S. FOODSERVICE

                                  Common Stock

                                  -----------

    Stockholders of U.S. Foodservice named in this prospectus are selling 8,695,946 shares of common stock. The international managers are offering 1,739,189 shares outside the United States and Canada and the U.S. underwriters are offering 6,956,757 shares in the United States and Canada.

    Our common stock trades on the New York Stock Exchange under the symbol "UFS." On March 12, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $44 5/16 per share.

    Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 10 of this prospectus.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
     Public Offering Price.....................................     $       $
     Underwriting Discount.....................................     $       $
     Proceeds to Selling Stockholders..........................     $       $

    The international managers may also purchase up to an additional 260,878 shares from U.S. Foodservice at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 1,043,513 shares from U.S. Foodservice.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about       , 1999.

                                  -----------
Merrill Lynch International
                          Goldman Sachs International
                                              Salomon Smith Barney International
                              J.C. Bradford & Co.

                                  -----------

                   The date of this prospectus is    , 1999.

                                                                [ALTERNATE PAGE]

                                  UNDERWRITING

      Merrill Lynch International, Goldman Sachs International, Salomon Brothers International Limited and J.C. Bradford & Co. are acting as lead managers of each of the international managers named below. In an international purchase agreement among U.S. Foodservice, the selling stockholders and the international managers, the selling stockholders have agreed to sell to the international managers, and each of the international managers, severally and not jointly, has agreed to purchase from the selling stockholders, the number of shares of common stock shown opposite its name below. The obligations of the several international managers to purchase these shares are subject to terms and conditions contained in the international purchase agreement.

                                                                       Number of
          International Manager                                         Shares
          ---------------------                                        ---------
     Merrill Lynch International......................................
     Goldman Sachs International......................................
     Salomon Brothers International Limited...........................
     J.C. Bradford & Co...............................................
                                                                       ---------
          Total....................................................... 1,739,189
                                                                       =========

      U.S. Foodservice and the selling stockholders have also entered into a U.S. purchase agreement with a group of U.S. underwriters in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc., J.C. Bradford & Co. and First Union Capital Markets Corp. are acting as U.S. representatives. Concurrently with the sale of 1,739,189 shares of common stock to the international managers as described above, the selling stockholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters, severally and not jointly, have agreed to purchase from the selling stockholders, a total of 6,956,757 shares of common stock. The obligations of the several U.S. underwriters to purchase these shares are subject to terms and conditions contained in the U.S. purchase agreement. The initial public offering price per share and the total underwriting discount per share of common stock are identical under the international purchase agreement and the U.S. purchase agreement.

                                                           [ALTERNATE PAGE]

      In the international purchase agreement, the several international managers have agreed to purchase all of the shares of common stock being sold under that agreement if any of those shares are purchased. In the U.S. purchase agreement, the several U.S. underwriters have agreed to purchase all of the shares of common stock being sold under that agreement if any of those shares are purchased. The agreements of the several international managers and U.S. underwriters to purchase shares are subject to terms and conditions contained in the purchase agreements. If there is a default by an international manager or a U.S. underwriter, the international purchase agreement and the U.S. purchase agreement provide that the purchase commitments of the non-defaulting international managers or the non-defaulting U.S. underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares of common stock to be purchased by the international managers and the U.S. underwriters are conditioned upon one another.

      The lead managers have advised U.S. Foodservice and the selling stockholders that the international managers propose initially to offer the shares of common stock to the public at the initial public offering price appearing on the cover page of this prospectus, and to selected dealers at that
price less a concession that will not exceed $     per share of common stock.
The international managers may allow, and those dealers may reallow, a discount
that will not exceed $     per share of common stock to other dealers. After
the initial public offering, the public offering price, concession and discount may change.

      U.S. Foodservice has granted options to the international managers, exercisable for 30 days after the date of this prospectus, to purchase up to a total of 260,878 additional shares of common stock at the public offering price appearing on the cover page of this prospectus, less the underwriting discount. The international managers may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered by this prospectus. If the international managers exercise these options, each international manager will be obligated to purchase a pro rata portion, based upon the number of shares shown opposite its name in the foregoing table, of the additional shares. U.S. Foodservice has granted options to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to a total of 1,043,513 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the international managers.

      The following table shows the per share and total public offering price, the underwriting discount to be paid to the international managers and the U.S. underwriters, and the proceeds before expenses to the selling stockholders and, if the over-allotment options are exercised in full, to U.S. Foodservice. This information is presented assuming either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                                     Total
                                                                     -----
                                                            Per  Without  With
                                                           Share Option  Option
                                                           ----- ------- ------
     Public offering price................................   $      $      $
     Underwriting discount................................   $      $      $
     Proceeds to selling stockholders.....................   $      $      $
     Proceeds, before expenses, to U.S. Foodservice.......   $      $      $

      The expenses of the offerings, exclusive of the underwriting discount, are estimated at $0.9 million and are payable by U.S. Foodservice.

      The shares of common stock are being offered by the several international managers and the several U.S. underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions. The international managers and the U.S. underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

                                                           [ALTERNATE PAGE]

      U.S. Foodservice and the selling stockholders have agreed not to directly or indirectly

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or later acquired by the person executing the agreement or as to which the person executing the agreement acquires the power of disposition, or file or cause the filing of a registration statement under the Securities Act with respect to any of the foregoing; or

  . enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock or any securities convertible into or exchangeable or exercisable for or repayable with common stock;

without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus. With this consent, U.S. Foodservice and the selling stockholders may sell shares before the expiration of the 90-day period without prior notice to the other stockholders of U.S. Foodservice or to any public market in which the common stock trades. The foregoing lock-up agreements provide, however, that U.S. Foodservice may do the following:

  1. . issue common stock under its employee or director stock, bonus or compensation plans, or grant options to purchase common stock or other awards under those plans, in each case as those plans are in effect on the date of this prospectus, and

  . file one or more registration statements on Form S-8 covering the offering and sale of securities issuable under those plans;

  2. . issue common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock to owners of businesses which U.S. Foodservice may acquire in the future, whether by merger, acquisition of assets or capital stock or otherwise, as consideration for the acquisition of those businesses or to management employees of such businesses in connection with those acquisitions,

  . enter into and implement price protection arrangements in connection with those acquisitions, and

  . file one or more registration statements on Form S-4 covering the offering and sale of common stock or other securities by U.S. Foodservice to those owners in connection with those acquisitions;

  3. in connection with the future acquisition of any business, whether by merger, acquisition of assets or capital stock or otherwise, that has outstanding warrants, options or other securities convertible into or exchangeable or exercisable for or repayable with common stock or other equity securities, or that maintains employee or director bonus or compensation plans providing for the issuance of common stock or options to purchase common stock or other awards,

  . issue substantially similar new warrants, options or other securities to replace the outstanding options, warrants or other securities of the acquired business,

  . assume the obligations of the acquired business under its outstanding warrants, options or other securities or plans,

  . issue common stock under any of those warrants, options or other securities, as in effect on the date of issuance or assumption,

  . grant options to purchase common stock or other awards and issue common stock under any of those plans, as in effect on the date of acquisition, and

  . file one or more registration statements on Form S-8 covering the offering and sale of securities issuable under those plans;

                                                           [ALTERNATE PAGE]

  4. . issue common stock under acquisition agreements existing on the date of this prospectus which were entered into by U.S. Foodservice to acquire Lone Star Institutional Grocers, J.H. Haar & Sons and Joseph Webb Foods, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Introduction," as those agreements are in effect on the date of this prospectus, and

  . implement price protection provisions contained in those agreements;

  5. issue common stock upon exercise of an outstanding warrant to purchase 71,460 shares of common stock as of January 31, 1999, subject to antidilution adjustments, as that warrant is in effect on the date of this prospectus; and

  6. file one or more shelf registration statements covering the resale of:

    . common stock issued to owners of businesses acquired by U.S. Foodservice before the date of this prospectus under registration rights agreements existing on the date of this prospectus, as those agreements are in effect on the date of this prospectus, and

    . common stock issued in accordance with subparagraph 2 above to owners of businesses acquired by U.S. Foodservice after the date of this prospectus, whether by merger, acquisition of assets or capital stock or otherwise, as consideration for the acquisition of those businesses under registration rights agreements entered into in connection with those acquisitions.

The foregoing lock-up agreement also provides that each selling stockholder, other than the Merrill Lynch selling stockholders, may:

    . transfer common stock to a trust for the benefit of the selling stockholder or the spouse or lineal descendants of the selling stockholder, and

    . transfer common stock by gift, will or interstate succession to the spouse or lineal descendants of the selling stockholder,

provided, in each case, that as a condition to the transfer and before it occurs, the transferee, or the trustee or legal guardian on behalf of the transferee, executes and delivers to Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up agreement containing the same terms.

      The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the international managers and the U.S. underwriters are permitted to sell shares of common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealers to whom they sell shares of common stock will not offer or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons. The intersyndicate agreement also provides that the international managers and any dealers to whom they sell shares of common stock will not offer or sell shares of common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons. However, these limitations on offers and sales do not apply to transactions under the intersyndicate agreement.

      The international managers and U.S. underwriters will not confirm sales of the common stock to any account over which they exercise discretionary authority without the prior specific written approval of the customer.

      Because U.S. Foodservice may be deemed to be an affiliate of or to have a conflict of interest with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International, the offerings will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc.

      U.S. Foodservice and the selling stockholders have agreed to indemnify the international managers and the U.S. underwriters against specified liabilities, including liabilities under the Securities Act. U.S. Foodservice and the selling stockholders have also agreed to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

                                                           [ALTERNATE PAGE]

      Until the distribution of the common stock is completed, SEC rules may limit the ability of the international managers, the U.S. underwriters and selling group members to bid for and purchase the common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

      If the international managers or the U.S. underwriters create a short position in the common stock in connection with the offerings, which would occur if they sell more shares of common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

      Neither U.S. Foodservice nor any of the international managers or U.S. underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither U.S. Foodservice nor any of the international managers or U.S. underwriters makes any representation that the U.S. representatives will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

      Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

      Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated may use this prospectus for offers and sales related to market-making transactions in common stock. Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated may act as principal or agent in these transactions, and the sales will be made at market prices or at negotiated prices related to prevailing market prices at the time of sale.

      Some of the international managers or the U.S. underwriters and their affiliates engage in transactions with, and perform services for, U.S. Foodservice, and have engaged, and may in the future engage, in commercial banking and investment banking transactions with U.S. Foodservice. Some of the selling stockholders are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch International. For a discussion of these relationships, see "Principal and Selling Stockholders."

      Each international manager has agreed that:

  . it has not offered or sold and, prior to the expiration of the period of six months from the closing date of the offerings, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

                                                           [ALTERNATE PAGE]

  . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
     Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

      No action has been or will be taken in any jurisdiction, except in the United States, that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to U.S. Foodservice, the selling stockholders or the shares of common stock, where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of that country or jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                [ALTERNATE PAGE]

                             8,695,946 Shares

                                U.S. FOODSERVICE

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                          Merrill Lynch International

                          Goldman Sachs International

                       Salomon Smith Barney International

                              J.C. Bradford & Co.

                                      , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration and NASD filing fees are estimated.

   Item                                                                 Amount
   ----                                                                --------
   SEC registration fee............................................... $122,284
   NYSE listing fee...................................................    *
   NASD filing fee....................................................   32,500
   Blue Sky fees and expenses.........................................    *
   Printing expenses..................................................    *
   Legal fees and expenses............................................    *
   Accounting fees and expenses.......................................    *
   Transfer Agent and Registrar fees..................................    *
   Miscellaneous......................................................    *
                                                                       --------
     Total............................................................ $  *
                                                                       ========

--------
* To be filed by amendment.

Item 15. Indemnification of Directors and Officers

      Reference is made to the provisions of Article XII of the registrant's Restated Certificate of Incorporation filed as Exhibit 4.1 hereto and the provisions of Article XII of the registrant's Amended and Restated By-laws filed as Exhibit 4.2 hereto.

      The registrant is a Delaware corporation, subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Section 145 of the DGCL provides for the indemnification, under certain circumstances, of any person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), brought or threatened involving such persons because of such person's service in any such capacity with respect to another corporation or other entity at the request of such corporation.

      The registrant's Amended and Restated By-Laws provide for the indemnification of the officers and directors of the registrant to the fullest extent permitted by the DGCL. Article XII of the By-Laws provides that each person who was or is made a party to (or is threatened to be made a party to) any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the registrant shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL against all expense, liability and loss (including, without limitation, attorneys' fees) incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the registrant and had no reason to believe that such person's conduct was illegal.

      Article XII of the registrant's Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the registrant's directors will not be personally liable to the registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such Article XII shall eliminate or limit the liability of directors (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

      The registrant maintains directors and officers liability insurance, which covers directors and officers of the registrant against certain claims or liabilities arising out of the performance of their duties.

      In the registration rights agreements with the Company pursuant to which the securities offered hereby are being registered, the selling stockholders have agreed to indemnify the registrant, its directors, officers and agents and each person, if any, who controls the registrant against certain liabilities, including certain liabilities under the Securities Act.

Item 16: Exhibits

      (a) Exhibits

      The following Exhibits are filed herewith or incorporated herein by reference:

 *1.1  Form of U.S. Purchase Agreement.
 *1.2  Form of International Purchase Agreement.
  4.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form
       S-3 (Commission File No. 333-59785)).
  4.2 Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3
       (Commission File No. 333-41795)).
  4.3 Specimen certificate representing common stock, par value $.01 per share, of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Commission File No. 333-
       27275)).
  4.4  Rights Agreement, dated as of February 19, 1996, between U.S.
       Foodservice and The Bank of New York, as Rights Agent (the "Rights
       Agreement") (incorporated by reference to Exhibit 1 to the Company's
       Registration Statement on Form 8-A dated February 22, 1996).
  4.5  Amendment No. 1 to Rights Agreement, dated as of May 17, 1996
       (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (Commission File No. 333-
       07321)).
  4.6  Amendment No. 2 to Rights Agreement, dated as of September 26, 1996
       (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company's Registration Statement on Form S-3 (Commission File No. 333-
       14039)).
  4.7  Amendment No. 3 to Rights Agreement, dated as of June 30, 1997
       (incorporated by reference to Exhibit 4.1 to the Company's Current
       Report on Form 8-K filed on July 2, 1997).
  4.8  Amendment No. 4 to Rights Agreement, dated as of December 23, 1997
       (incorporated by reference to the Company's Current Report on Form 8-K filed on January 7, 1998).
 * 5.1 Opinion of Hogan & Hartson L.L.P., counsel to the Company, regarding the validity of the securities being offered.
 23.1  Consent of PricewaterhouseCoopers LLP, independent accountants.
 23.2  Consents of KPMG LLP, independent accountants.
 23.3  Consent of Arthur Andersen LLP, independent accountants.
 *23.4 Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.1).
 24.1  Power of Attorney (previously filed).

--------
 * To be filed by amendment.

Item 17. Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation or the Amended and Restated By-Laws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland, on March 15, 1999.

                                          U.S. FOODSERVICE

                                                    /s/ James L. Miller
                                          By: _________________________________
                                                      James L. Miller
                                               President and Chief Executive
                                             Officer (Duly Authorized Officer)

      Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ James L. Miller           Chairman of the Board,       March 15, 1999
______________________________________  President and Chief
           James L. Miller              Executive Officer
                                        (Principal Executive
                                        Officer)

          /s/ Lewis Hay, III           Director, Executive Vice     March 15, 1999
______________________________________  President and Chief
            Lewis Hay, III              Financial Officer
                                        (Principal Financial
                                        Officer)

         /s/ George T. Megas           Vice President and Chief     March 15, 1999
______________________________________  Accounting Officer
           George T. Megas              (Principal Accounting
                                        Officer)

        /s/ Michael J. Drabb *         Director                     March 15, 1999
______________________________________
           Michael J. Drabb

        /s/ David M. Abramson          Director                     March 15, 1999
______________________________________
          David M. Abramson

         /s/ Eric E. Glass *           Director                     March 15, 1999
______________________________________
            Eric E. Glass

          /s/ Mark P. Kaiser           Director                     March 15, 1999
______________________________________
            Mark P. Kaiser

       /s/ Paul I. Latta, Jr. *        Director                     March 15, 1999
______________________________________
          Paul I. Latta, Jr.

       /s/ Dean R. Silverman *         Director                     March 15, 1999
______________________________________
          Dean R. Silverman

       /s/ Jeffrey D. Serkes *         Director                     March 15, 1999
______________________________________
          Jeffrey D. Serkes

        /s/ James P. Miscoll *         Director                     March 15, 1999
______________________________________
           James P. Miscoll

         /s/ Bernard Sweet *           Director                     March 15, 1999
______________________________________
            Bernard Sweet

   /s/ Albert J. Fitzgibbons III *     Director                     March 15, 1999
______________________________________
      Albert J. Fitzgibbons III

       /s/ Matthias B. Bowman *        Director                     March 15, 1999
______________________________________
          Matthias B. Bowman

     /s/ David M. Abramson
*By:________________________

           David M. Abramson

      (Attorney-in-Fact)

                               INDEX TO EXHIBITS

 Exhibit
 Number                                 Exhibits
 -------                                --------
* 1.1    Form of U.S. Purchase Agreement.
* 1.2    Form of International Purchase Agreement.
  4.1    Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on
         Form S-3 (Commission File No. 333-59785)).
  4.2    Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3
         (Commission File No. 333-41795)).
  4.3    Specimen certificate representing common stock, par value $.01 per share, of the Company (incorporated by reference to Exhibit 4.1 to the
         Company's Registration Statement on Form S-3 (Commission File No. 333-
         27275)).
  4.4    Rights Agreement, dated as of February 19, 1996, between U.S.
         Foodservice and The Bank of New York, as Rights Agent (the "Rights
         Agreement") (incorporated by reference to Exhibit 1 to the Company's
         Registration Statement on Form 8-A dated February 22, 1996).
  4.5    Amendment No. 1 to Rights Agreement, dated as of May 17, 1996
         (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the
         Company's Registration Statement on Form S-3 (Commission File No. 333-
         07321)).
  4.6    Amendment No. 2 to Rights Agreement, dated as of September 26, 1996
         (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the
         Company's Registration Statement on Form S-3 (Commission File No. 333-
         14039)).
  4.7    Amendment No. 3 to Rights Agreement, dated as of June 30, 1997
         (incorporated by reference to Exhibit 4.1 to the Company's Current
         Report on Form 8-K filed on July 2, 1997).
  4.8    Amendment No. 4 to Rights Agreement, dated as of December 23, 1997
         (incorporated by reference to the Company's Current Report on Form 8-K filed on January 7, 1998).
* 5.1    Opinion of Hogan & Hartson L.L.P., counsel to the Company, regarding the validity of the securities being offered.
 23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.
 23.2    Consents of KPMG LLP, independent accountants.
 23.3    Consent of Arthur Andersen LLP, independent accountants.
*23.4    Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.1).
 24      Power of Attorney (previously filed).

--------
 *To be filed by amendment.